4/9.


07022525

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NV Umicore

*CURRENT ADDRESS

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03876

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☐
DEF 14A (PROXY)	☐	

OICF/BY: dw

DAT : 4/10/07

umicore
materials for a better life



2006 Report to Shareholders and Society

2006 REPORT TO SHAREHOLDERS AND SOCIETY

WHAT WE BELIEVE

We believe that materials have been a key element in furthering the progress of mankind, that they are at the core of today's life and will continue to be enablers for future wealth creation.

We believe that metal related materials have a vital role, as they can be efficiently and infinitely recycled, which makes them the basis for sustainable products and services.

We want Umicore to be a leader in providing and creating material based solutions which contribute to improvements in the quality of life.

We are committed to the growth of our business through the competence of our people, excellence in operations and technological innovation.

We recognize that our commitment to financial success must also take into account the broader economic, environmental and social impact of our operations.

We subscribe to the following principles in our pursuit of sustainable development:

- We integrate sustainable development considerations within the corporate decision-making process.
- We implement risk management strategies based on valid data and sound science.
- We seek continual improvement of our environmental performance.
- We actively participate in the management and remediation of risks that are the result of historical operations.
- We facilitate and encourage responsible design, use, re-use, recycling and disposal of our products.
- We engage with our stakeholders and implement effective and transparent communication and independently verified reporting arrangements.
- We strive to be a preferred employer of both current and potential employees.
- We uphold fundamental human rights and respect those rights in conducting the Group's operations throughout the world.

We hold the values of openness, respect, innovation, teamwork and commitment to be crucial to its success. We promote these values and ensure that deficiencies in living up to these values are addressed in an appropriate way.

Excerpt from **"The Umicore Way"**

WHERE WE STAND

Since 2001 we have been progressing towards sustainable development reporting and this report marks the full integration of economic, environmental and social elements in one comprehensive document. We have decided that it is more in keeping with our sustainable development vision
and strategy to combine these elements in one report instead of producing a separate Annual Report and sustainable development report. We have used the Global Reporting Initiative® (GRI) to guide us in determining the scope of information contained in this report.



Our guiding document in terms of formulating our approach to this report comes in the first instance from The Umicore Way. This document sets out the vision of our Group and the values we seek to promote and serves as a reference point for all our employees. Supplementary to The Umicore Way, we have also developed a comprehensive framework for ethical business practice through our Code of Conduct and a document which sets out our management philosophy and governance principles – the Corporate Governance Charter.


BEST IN CLASS
environmental and
social performance
STOREBRAND SRI








SRI


World Business Council for
Sustainable Development



Umicore is a member of the World Business Council for Sustainable Development and is a signatory of the United Nations' Partnership Against Corruption Initiative (PACI).

Umicore is part of the FTSE4Good Index, has been awarded a "best in class" rating by Storebrand Socially Responsible Investments and is also part of the Kempen / SNS Smaller Europe SRI Index.

WHO WE ARE

We are a materials technology group. Our activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

We focus on application areas where our expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Our target of sustainable value creation is based on our ambition to develop, produce and recycle materials and offer material solutions, in line with our mission: materials for a better life.



application
know-how
metals
chemistry
material science
metallurgy
material
solutions
recycling

the Umicore approach to materials technology



MESSAGE TO SHAREHOLDERS AND SOCIETY

Umicore made further positive strides in 2006 in its endeavour to become a leading global materials technology group, recognized for its contribution to sustainable development. We reoriented the business portfolio, further increased our investments in the area of clean technology and made our commitment to furthering sustainability more tangible throughout the organization.

The company generated record financial results, reaping the rewards of the efforts and initiatives of the last few years. The progress was driven by the excellent performance of the Precious Metals Services business, continued growth in Precious Metals Products and Catalysts and an improved showing from the company's Zinc Specialties operations. Overall return on investment for the first time exceeded 16%, well exceeding the cost of capital. We would like to express our thanks to our 17,000 colleagues whose efforts have been the key ingredient in enabling the company to perform at such a high level.

During the year more progress was made in sharpening the Group's strategic focus. In December, we announced our intention to combine our zinc smelting and alloying activities with those of Australian company Zinifex. This ground-breaking combination would create the world's biggest producer of zinc metal with a unique portfolio of assets. At the time of writing we are continuing to make good progress towards the creation of a joint venture later this year, followed, we hope, by a market flotation of the new, independent entity. Once this project is completed, it would mark the culmination of a process of strategic reorientation which has been underway for some ten years.

The dedication to ensuring the future success of the group was highlighted by the continuing increase in research and development spending, which reached a record level of €115 million. The most significant portion of this amount came from projects which originated within the business units. These included preparation efforts for the new wave of emission legislation for heavy duty diesel vehicles, and the development of new-generation materials for rechargeable batteries. We also intensified the research efforts in the various group-level ventures, launched a project for the development of solar-grade silicon and formed a new partnership in Fuel Cells with Solvay under the name SolviCore.

Capital expenditures were somewhat lower than in 2005 but we expect investment levels to rise in 2007 as several growth projects get underway. Complementing these internal initiatives, Umicore and its associates completed eight small but strategically important acquisitions or partnerships during 2006. These brought in new or complementary technologies and also broadened the geographic presence of the company, notably in Asia.

On the environmental front, progress continued to be made in the remediation of historical pollution in and around some of our Belgian and French facilities. We are confident that the bulk of the remaining work can be completed in the coming year. In terms of operational performance, Umicore reported decreased water and energy consumption and reduced levels of metal emissions and greenhouse gas emissions in 2006. This is the first time that we report against our new environmental objectives. Good initial progress has been made, although it is clear that in some areas the challenges will be tough from a technical point of view.

Strong progress has been made towards the new Group social objectives. In terms of occupational health and safety performance the picture was not so positive. Although the accident severity rate improved, we did not reach the improvement target for the year and we recorded the first year-on-year increase in accident frequency since 1997. Our ultimate goal remains a zero-accident work environment and we will work hard to get closer to that in 2007.

We would like to thank our various stakeholders for their support during the year and in many instances for providing us with useful feedback on our progress. Where appropriate, we have endeavoured to consider these comments in the preparation of this report and in identifying the most relevant data to present.

In line with our reporting philosophy we have prepared this report in accordance with the 2002 GRI Guidelines. We believe that the report represents a balanced and reasonable presentation of our organization's economic, environmental, and social performance for 2006, showing not only what we have achieved but also what remains to be done if we are to fulfill our ambitions.

Thomas Leysen
Chief Executive Officer

Karel Vinck
Chairman

KEY FIGURES

(in million €)	2002	2003	2004	2005	2006
Turnover	3,160.6	4,677.1	5,685.0	6,566.5	8,815.0
Revenues (excluding metal)	1,036.0	1,358.0	1,692.9	1,725.0	1,918.6
Recurring EBIT	97.5	145.9	280.3	233.1	336.1
of which associates	13.0	18.0	31.1	34.0	55.7
Non-recurring EBIT	(24.8)	(39.4)	(10.8)	(40.3)	(15.2)
IAS 39 effect	-	-	-	(9.1)	(33.0)
Total EBIT	72.7	106.5	269.5	183.7	287.9
Recurring EBIT margin %	9.3%	10.7%	14.7%	11.5%	14.6%
Result from discontinued operations	-	-	21.3	20.8	-
Net consolidated profit, Group share - before non-recurring items - without discontinued operations	63.4	89.6	174.3	151.5	219.4
Net consolidated profit, Group share - with discontinued operations	32.9	60.1	177.9	142.2	195.8
EBITDA	223.1	277.4	441.4	390.1	503.4
Capital expenditure	152.7	148.3	142.8	145.4	137.6
Cash flow before financing	180.6	(527.8)	118.7	133.1	(213.3)
Consolidated net financial debt	131.3	619.1	584.4	509.6	773.1
Net debt / (net debt+equity) - end of period	11.0%	34.2%	31.3%	33.4%	43.9%
Capital employed - end of period	1,347.6	2,071.2	1,769.1	1,788.4	2,209.4
Capital employed - average	1,316.0	1,888.7	1,836.1	1,713.0	2,042.0
Return on Capital Employed (ROCE)	6.5%	8.3%	13.1%	13.6%	16.5%
Total shares outstanding - end of period	22,600,000	25,420,175	25,454,875	25,811,050	26,010,025
Average number of shares, basic EPS				25,035,626	25,273,277
Average number of shares, fully diluted EPS				25,535,932	25,729,299
EPS excluding discontinued operations (€/share)					
EPS - basic				4.85	7.75
EPS - diluted				4.76	7.61
EPS adjusted - basic	3.07	4.28	7.06	6.05	8.68
EPS adjusted - diluted	3.07	4.18	6.95	5.93	8.53
EPS including discontinued operations (€/ share)					
EPS - basic	1.45	2.63	7.21	5.68	7.75
EPS - diluted	1.45	2.57	7.09	5.57	7.61
Workforce - end of period	10,582	14,540	14,026	14,142	17,180
of which associates	2,244	3,070	4,131	4,314	5,938

Key economic indicators



EPS & DIVIDEND
10
8
6
4
2
0
2002
2003
2004
2005
2006
Basic adjusted EPS
of which (proposed) gross dividend



RECURRING EBIT & ROCE
600
500
400
300
200
100
0
16.5%
13.1%
13.6%
8.3%
6.5%
2002
2003
2004
2005
2006
— Recurring ROCE (as published)
Recurring EBIT



EBIT & EBITDA
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
EBITDA
of which EBIT

Key environmental indicators

INPUT MATERIALS UMICORE



Primary materials: 60%
Secondary materials: 17%
Recycled materials: 23%



OVERVIEW GROUP EHS OBJECTIVES 2006-2010
OVERVIEW STATUS 2006
100
80
60
40
20
0
emission improvement plan
management system and regulatory compliance programme
impact assessment soil & groundwater
energy efficiency plan
product EHS dataset
yes
in progress
no



METAL EMISSIONS TO WATER AND AIR
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
water
air
2006
2005

Key social indicators

GEOGRAPHICAL SPREAD OF UMICORE'S WORKFORCE



Europe: 53%
Africa: 9%
Asia: 28%
America: 10%



OVERVIEW GROUP SOCIAL OBJECTIVES 2006-2010
OVERVIEW STATUS 2006



100
80
60
40
20
0
Community
Preferred employer
Dialogue
Learning
Human Rights
yes
in progress
no

ACCIDENT FREQUENCY RATE WORLD-WIDE

40
35
30
25
20
15
10
5
0
Target
97 98 99 00 01 02 03 04 05 06 06 07





"I joined Umicore Autocat China (UAC) in December 2005 and after one month working as a coating line operator, I was promoted to shift foreman. UAC is my big family which I am very proud of. In the past 18 months, our plant capacity has doubled and we obtained key international environmental and quality management system certifications at the beginning of this year. From our team's point of view we believe that UAC has a bright future."

Umicore's Automotive Catalyst plant based in Suzhou, China, opened in June 2005 and is witnessing a rapid expansion in a growing Chinese market.

Fei Zhang,
Coating Foreman, Suzhou

Economic Report

WE GROW TOGETHER


"Already from my very first day, I was truly impressed by the transformation Umicore had gone through and the clear vision of where its future lies. This vision creates a framework for decisions on the allocation of resources between internal growth investments, research projects and complementary acquisitions. As CFO, I focus on making sure our growth projects add value and at the same time, that our existing operations perform at an optimal level."
Martine Verluyten
Chief Financial Officer
1,45
2,51
1,45
14540
10582
3070
2244

Contribution to recurring EBIT (in million €)	2002	2003	2004	2005	2006
Advanced Materials	31.4	50.1	85.4	59.4	52.9
Precious Metals Products & Catalysts[1]	-	42.9	122.8	136.1	139.0
Precious Metals Services	53.2	45.7	34.0	56.8	131.3
Zinc Specialties	17.8	28.4	79.9	24.7	58.3
Corporate	(13.6)	(22.0)	(41.8)	(43.9)	(45.3)
Total[2]	88.8	145.1	280.3	233.1	336.1
of which associates	13.0	18.0	31.1	34.0	55.7

(1) In 2003 only 5 months of former PMG activities and 12 months of Thin Film Products (previously in Advanced Materials).
(2) 2002 and 2003 do not include the Copper business group, which was demerged in 2005.

Operational performance

Umicore generated an outstanding operational performance in 2006. Revenues were 11 % ahead of previous year, while recurring EBIT was 44 % ahead of 2005

The recurring earnings in Advanced Materials were down 11% year-on-year. This was primarily due to reduced margins and volumes in Tool Materials brought about by a changing competitive landscape and pressure on prices. The overall evolution of the other businesses was positive. The year-on-year comparability of the results was affected by the roll off of the business group's remaining US dollar hedges, which resulted in a significant reduction in the received exchange rate. The ownership structure of the Element Six Abrasives associate changed, resulting in a 20% reduction in contribution to EBIT (although the effect on contribution to Umicore's net results was unaffected). Precious Metals Products and Catalysts' recurring earnings grew by 2% with improvements recorded in most business units. The constitution of a new business unit – Catalyst Technologies – in the second half meant that €4 million in fuel cell research costs were added to the scope of the business. Excluding this impact, recurring earnings growth exceeded 5%. In Precious Metals Services recurring earnings more than doubled, driven by the confluence of strong operating performance, favourable supply conditions and high metal prices. In Zinc Specialties the recurring earnings more than doubled largely as a result of the strong contribution of the downstream products businesses – notably Zinc Chemicals. The contribution of the Zinc Alloys activities was hampered by higher costs, lower treatment charges and a production shortfall in the European smelting operations. The strategic hedge, entered into in previous periods, limited the earnings potential of the business in a year when zinc prices reached very high levels.

Non-recurring items

Umicore incurred an overall non-recurring operating charge of €15.2 million. The sale of the Adastra and Sibeka investments generated income of €11.0 million. Income of €15.7 million was generated from additional gold-price-related settlements linked to the sale of a gold mining concession in Guinea by Umicore in 1992. This total includes the estimated present value of potential income from this source. Other Corporate items included a supplementary €5.6 million provision for the remediation of the Viviez site (France) and its surroundings. The chosen remediation will not only address the problems relating to the past but will also reduce future operational expenditure requirements, notably regarding water treatment.

Provisions for site closures, primarily in Advanced Materials and Automotive Catalysts, totalled €10.9 million. €12.5 million was also taken in non-recurring results of Precious Metals Services to cover restructuring costs for the refining operations in Hanau.

In Zinc Specialties, the main non-recurring items related to provisions taken for the rehabilitation of the Calais site (€4.4 million) and further lifetime extension and preservation of the goethite ponds at Auby (€5.4 million).

Other non-recurring items totalled €-3.2 million.

Financial results & taxation

Financial charges totalled €48.4 million, while net interest charges totalled €33.2 million. The increased interest charge reflected the higher level of financial debt and somewhat higher average interest rates. Other charges were mainly related to the discounting applied to provisions.

The tax charge for the period amounted to €38.7 million. The recurring tax charge for the period was €64.5 million, corresponding to an overall effective tax rate of 27.6% on recurring pre-tax consolidated income. A non-recurring deferred tax income of €12.1 million was recorded (in line with the taxation status of the individual line items of the non-recurring results) along with a deferred tax income of €13.6 million related to the IAS 39 effect.

Cash flows and debt

Operating cash flow after tax was €-20.1 million. This was affected significantly by an increase in working capital requirements of some €290.5 million driven primarily by the surging zinc price.

At 31 December Umicore's net financial debt stood at €773.1 million. This represented a gearing ratio (debt / debt+equity) of 44%.

Investments

Capital expenditures reached €137.6 million. This was lower than 2005 when a number of major projects were nearing completion, particularly in Advanced Materials and Precious Metals Products and Catalysts. Of the capital expenditures in 2006 some €74 million was for on-going maintenance of facilities while €50 million was dedicated to growth projects. The balance, €14 million, related to further environment-related investments.

Umicore completed eight acquisitions and partnerships during 2006, five of which were in Asia. These covered a wide range of businesses and contributed to expanding Umicore's production base and technology portfolio. The total amount invested in these acquisitions was approximately €50 million.

In December Umicore and Australian zinc mining and smelting group Zinifex agreed to a proposal to combine their respective zinc and lead smelting assets in a joint venture.


NET FINANCIAL DEBT, END OF PERIOD


1,200
1,000
800
600
400
200
0
11%
34.2%
31.5%
33.4%
43.9%
2002
2003
2004
2005
2006
— Net debt / (net debt + equity)
Securitisation
(in 2006 securitisation is taken in net debt)
Consolidated net financial debt


DEPRECIATION & CAPEX


200
150
100
50
0
2002
2003
2004
2005
2006
Depreciation
Capital expenditure

ACQUISITIONS


Europe: 31.4%
North America: 0.8%
Asia / Pacific: 67.8%

Distribution of economic benefits

Of Umicore's total consolidated turnover of €8.9 billion in 2006, the most significant portion was used to secure raw materials (metals) and energy for the company's operations (€7 billion). Depreciation and other costs totalled some €895 million. Of the remaining €928 million, by far the most significant portion (€457 million) was paid to employees in the form of salaries. National insurance contributions for employees totalled some €115 million, while pension payments and other benefits totalled €18 million. During 2006, Umicore recorded tax charges of €102 million comprising both corporate income tax and other taxation such as environment taxes. Interest charges paid to creditors totalled €33 million and economic benefits accruing to minority shareholders were €5 million. During 2006 Umicore made charitable donations totalling €1.4 million including a €1 million donation to help fund the construction of Belgium's Antarctic research station "Princess Elizabeth". This research station will become operational in 2008 and will contribute to the International Polar Foundation's efforts to increase man's understanding of climate change. The total economic benefits, less the sum of the distributed amounts listed above, are equal to Umicore's net consolidated profit, Group share, of €196 million. Umicore's Board of Directors will propose to shareholders a gross dividend of €2.10 per share at the Ordinary General Meeting to be held in Brussels on 25 April 2007. If accepted, this means that some €55 million will be distributed to shareholders during 2007 in the form of dividends and the remainder of the net consolidated profit (€141 million) will be kept by the company in the form of retained earnings.



TURNOVER
Metals cost: 77.8%
Water, gas & electricity cost: 1.6%
Depreciation: 1.8%
Other costs (net): 8.3%
Economic benefits: 10.5%
ECONOMIC BENEFITS
Charitable donations: 0.1%
Retained by the company: 15.2%
Shareholders: 5.9%
Minority shareholders: 0.5%
Creditors: 3.6%
Taxes: 11.0%
Employee compensation & benefits: 63.6%
EMPLOYEE COMPENSATION & BENEFITS
Employee salaries: 77.4%
National insurance contributions: 19.5%
Pensions & other benefits: 3.1%
TURNOVER
Europe: 70.6%
North America: 10.9%
South America: 3.2%
Asia/Pacific: 11.1%
Africa: 4.2%
TAXES
Europe: 68.6%
North America: 10.9%
South America: 6.4%
Asia/Pacific: 6.2%
Africa: 7.8%
EMPLOYEE COMPENSATION AND BENEFITS
Europe: 85.7%
North America: 5.7%
South America: 3.5%
Asia/Pacific: 3.9%
Africa: 1.2%

Research, Development and Innovation

Overall research expenditure was up by 2.7%, amounting to €114.8 million. At the level of the business units this was primarily due to increased efforts in heavy duty diesel technology (Automotive Catalysts), and the development of the new generation materials for rechargeable batteries.

At Group level, funding for the various venture activities was stepped up. The evolution of the Fuel Cells and other catalyst activities was sufficiently promising for them to be incorporated in a new business unit, Catalyst Technologies, which also includes the Precious Metals Chemistry activities. The remaining venture activities include the development of a patented process to manufacture solar-grade silicon (currently one of the bottlenecks in the production of terrestrial photovoltaics) and the development of nano-powders.

The Group research and development activities were reorganized around four competence platforms, which are supporting the business unit research activities. The platforms "Fine Particles" and "Extraction and Recycling" focus on product and process development. "EHS competences" and "Analytical Technology" aim to build on Umicore's competence in facilitating the market introduction of its products. This is becoming increasingly important, especially in a context of tighter regulation of materials and chemicals.

R&D EXPENDITURE


150
125
100
75
50
25
0
2,5%
3,2%
5,4%
5,7%
5,4%
2002
2003
2004
2005
2006

— Umicore R&D/revenues

Associates R&D

Umicore R&D

Umicore share price

Share price & trading volumes


€
150
125
100
75
50
25
0
750,000
625,000
500,000
375,000
250,000
125,000
0
J F M A M J J A S O N D J F M A M J J A S O N D J F
2005
2006
2007

— Umicore share price (corrected for Cumerio demerger)

— Bel 20 index (indexed)

-- Dow Jones Specialty Chemicals index (indexed)

Umicore monthly average daily trading volume

Data per share

(in € per share)	2002	2003	2004	2005	2006
Equity, Group share	49.28	45.71	50.03	38.57	37.04
Gross dividend (1)	1.40	1.60	1.65	1.85	2.10
Share price (2)					
High	51.65	56.95	70.30	99.85	130.00
Low	32.60	33.25	47.23	56.54	95.45
Close	41.13	55.64	69.25	99.60	129.00
Average	43.44	45.61	55.67	74.02	113.71
Total number of shares - end of period (3)	22,600,000	25,420,175	25,454,875	25,811,050	26,010,025
of which registered shares	4,158	4,834	6,223	7,599	17,867
of which treasury shares	1,816,695	710,399	731,687	631,097	660,852
Average number of shares, basic EPS (4)	22,600,000	22,865,537	24,692,420	25,035,626	25,273,277

(1) For those investors subject to Belgian witholding tax, the gross dividend is subject to 25% witholding tax (reduced to 15% on presentation of VVPR strips). The 2006 dividend assumes acceptance by shareholders of the Board's proposal of a Umicore gross dividend of € 2.10 per share.
(2) Share prices for 2005 have been restated to take account of the Cumerio demerger in April.
(3) In 2006 Umicore carried out 2 capital increases. These amounted to a total of 198,975 shares created as a result of the exercise of stock options with linked subscription rights. In 2005 Umicore carried out 7 capital increases. These amounted to a total of 356,175 shares created as a result of the exercise of stock options with linked subscription rights. In 2004 Umicore carried out 2 capital increases. These amounted to a total of 34,700 shares created as a result of the exercise of stock options with linked subscription rights. In 2003 Umicore carried out 3 capital increases. These amounted to a total of 2,820,175 shares with VVPR strips. 2,400,000 shares were created as a result of an equity offering in November 2003, while the remainder were created as a result of the conversion of options in the ESOP 1999 plan into ordinary shares.
(4) From 2004 on, the average number of shares excludes treasury shares.

Capital and shareholder structure

(in thousand €)	2002	2003	2004	2005	2006
Capital, end of period					
Issued capital (1)	500,000	562,393	563,161	459,679	463,223
Market capitalisation	929,538	1,414,379	1,762,750	2,570,781	3,355,293
Shareholder base, end of period					
Umicore (treasury shares)	8.04%	2.79%	2.87%	2.45%	2.54%
Schroders	-	-	-	5.16%	-
Fidelity	-	-	6.06%	4.98%	-
Parfimmo	-	-	-	3.12%	3.10%
Merrill Lynch	-	-	-	3.10%	-
Suez	28.56%	15.68%	0.54%	-	-
Free float (2)	71.44%	84.32%	100.00%	100.00%	100.00%

(1) In 2005 the issued capital was adapted following the demerger of Cumerio and the incorporation of share premiums.
(2) According to Euronext definition.



"Using a low-cost lens or mirror to focus and concentrate sunlight on a tiny, high-efficiency germanium-based solar cell can generate much more power than a regular solar cell. This allows for a significant reduction of the cost of the generated electrical power in comparison to conventional silicon solar cells.

I've been involved in solar cell research for many years but at Umicore I was also able to witness how essential materials for this fascinating technology actually find their way to the market. I'm pleased to see that in these days of growing energy concerns, our products can help to power the world in a sustainable way."

Wim Geens,
Process and Product Development Manager, Olen

ADVANCED MATERIALS

Profile

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of applications and is the world leader in cobalt fine powders and compounds and germanium products. Advanced Materials serves a variety of market sectors from the more traditional - such as the hard metals tooling industry - to the most hi-tech, including the rechargeable battery, micro-electronics and satellite sectors. The Advanced Materials business group is composed of three business units: Engineered Metal Powders; Specialty Oxides and Chemicals; Electro-Optic Materials and comprises a 40% shareholding in Element Six Abrasives - a joint venture with Element Six.

Some 5-10% of Umicore's germanium and cobalt needs are sourced through recycling. Germanium and cobalt are rare elements and Umicore pays specific attention to maximizing the efficiency of their use in its products. Significant efforts are also made to develop substitute material solutions that enable the beneficial properties associated with these materials to extend to a broader range of applications. Managing the issue of cobalt dust in the workplace is a key health and safety consideration for the business. Umicore pays particular attention to the ethical sourcing of cobalt ores in Central Africa.

Key figures (in million €)	2002	2003	2004	2005	2006
Turnover	354.1	354.9	552.5	456.4	606.4
Revenues (excluding metal)	213.2	221.2	308.6	275.1	287.2
Recurring EBIT	31.4	50.1	85.4	59.4	52.9
of which associates (1)	13.8	13.5	18.6	18.4	22.3
Recurring EBIT margin%	8.3%	16.5%	21.7%	14.9%	10.6%
EBITDA	53.2	55.3	106.3	83.6	77.1
Capital expenditure	18.8	17.9	24.9	22.2	15.8
Capital employed - average	239.5	203.0	408.5	387.0	380.9
Return on Capital Employed (ROCE)%	7.1%	18.1%	20.8%	15.2%	13.9%
Workforce - end of period	2,876	2,921	4,075	4,330	5,515
of which associates (1)	1,493	1,584	2,574	2,935	4,139

(1) Associates at 31 December 2006: Ganzhou Yi Hao Umicore Industries Co. Ltd. (Engineered Metal Powders, Specialty Oxides & Chemicals); Jiangmen Chancsun Umicore Industry Co. Ltd.; Todini and Co. (Specialty Oxides & Chemicals); Element Six Abrasives (Synthetic Diamonds).

Specialty Oxides & Chemicals

Sales volumes of lithium cobaltite for **Rechargeable Batteries** increased substantially, especially in the second half. The demand for laptop computers and cellular phones continued to grow at double-digit rates. The pressure imposed by the portable electronics industry on prices resulted in lower premiums. Regular deliveries of the low cobalt-containing Cellcore MX material commenced in the second half. Power tools and hybrid vehicles are new markets for lithium-ion technology and Umicore is developing specific products for these demanding applications.

Ceramics & Chemicals' margins were affected by aggressive competition in all regions. Sales volumes of cobalt-containing compounds were down year-on-year, while sales of nickel-containing compounds were flat. The unit continued to differentiate its offering through tailor-made packages including a distribution network, more specialised products and recycling services, and a focus on the higher-end segments in plating, catalysis and carboxylates.

The contribution of the **cobalt refining** activities was negatively impacted by the lower cobalt price and resulting reduction in refining margins.

Engineered Metal Powders

Tool Materials experienced a difficult year; sales to the hard metal sector were down year-on-year, despite increased activity in the main end-user sectors. Technological improvements in tool manufacturing allow the use of less cobalt. In diamond tools, the Asian market saw the emergence of new Chinese players alongside the South Korean manufacturers. In the European market, stone processing activity shifted towards Eastern Europe, China and India, thereby limiting the available market for Western European tool manufacturers. In 2006 Umicore closed its cobalt powder production facility in Maxton, USA.

In **Primary Batteries,** demand in Europe fell year-on-year, while the American and Asian market remained strong. Revenues in the business were flat. Production in Belgium decreased as the business switched its focus exclusively to higher-quality products. Production in China increased but premiums remained low as a result of strong local competition.

Electro-Optic Materials

Sales volumes of germanium **Substrates** were well above those of last year, particularly in the second half. Demand from the satellite industry remained strong. Sales for LED (Light Emitting Diode) applications continued to grow. Concentrator photovoltaics using germanium substrates, continued to show promise for terrestrial applications. A case study highlighting the benefits of this technology can be seen on page 17. Significant volume increases for this application cannot be expected in the very short term as the technology needs time to develop a track record and gain wider acceptance.

In **Optics**, sales of germanium blanks grew as the business line gained market share, mainly in the US. Production and sales of finished optics (such as GASIR® lenses) grew steadily through the year both in automotive (driver vision enhancement) and non-automotive applications. The unit acquired the infra-red lens business of US-based L-3 in April 2006. This activity complements Umicore's portfolio of chalcogenide infrared glass materials and will give access to new customers in the automotive sector.

Germanium refining volumes increased, mainly as a result of the treatment of secondary materials. The refinery in Olen, Belgium, offered the flexibility to choose the optimum mix of input materials. An investment in a Chinese refining and transformation operation was agreed in 2006 and will further improve the global position of the business.

Synthetic Diamonds

Element Six Abrasives recorded a strong year and its contribution to Umicore's results increased. Sales volumes of diamond grit grew in line with the activity levels in the construction sector, although prices remained under pressure from Chinese competitors. Element Six Abrasives responded by lowering its production costs through its expansion to lower cost countries such as Ukraine and by increasing the focus on products with greater added value such as polycrystalline materials. Strong growth was recorded in products for cutting tools, especially in the metalworking market. Sales of products for drilling applications grew substantially, driven by demand in the oil and gas drilling sector. Diamond drilling bits continued to substitute conventional carbide-based products. Element Six Abrasives acquired a synthesis plant in Poltava (Ukraine) and inaugurated a greenfield synthesis operation in Suzhou (China) in 2006.

ADVANCED MATERIALS, TURNOVER BY DESTINATION




Europe: 33.9%
North America 17.8%
South America 1.5%
Asia / Pacific: 46.5%
Africa: 0.3%



Carl Quaeyhaegens
Business Line Manager Substrates, Olen

Germanium-based solar cells descend to earth

Umicore is the leading supplier of germanium substrates. These substrates are the first building blocks for the manufacturing of the world's most efficient solar-cells. The relative high strength of germanium enables the production of very thin, and therefore lightweight, substrates. Additionally, the radiation hardness makes them the top choice as the base material for solar cells in space applications. High efficiency solar-cells based on germanium have been around from the early 1990s powering satellites and other space applications.

Germanium-based solar cells are up to twice as efficient at converting sunlight into electricity compared with those based on silicon. However, they are considerably more expensive. That is about to change and germanium is looking to make its descent to earth: using concentrator technology to focus sunlight on small-size germanium-based solar cells significantly reduces the amount of the expensive semiconductor material needed to manufacture solar power systems, making this approach highly competitive with other solar cell solutions. Umicore's teams are at the forefront of this development.

Companies engaged in renewable energy are showing increased interest in this technology and are moving from demonstrator models to the planning and construction of power stations which will provide electricity to industry and communities. Concentrator solar technology can certainly contribute to a sustainable solution for the world's growing energy needs and environmental problems.


umicore
名越

"Jewellery has been coated with precious metals such as gold or silver for many years but the special qualities of those metals are increasingly also finding their way into the field of electronic applications. The quality and purity of the product then becomes even more crucial which is why we constantly check the precious metal solution for its purity."

Takashi Nagoshi
Engineer Electroplating,
Tsukuba, Japan

PRECIOUS METALS PRODUCTS AND CATALYSTS

Profile

Precious Metals Products and Catalysts produces a range of complex functional materials based on its expertise in complementary technology platforms such as catalysis and surface technology. Its activities serve a wide range of industries including automotive, jewellery, electronics, pharmaceutical and optics. The business is organized in five business units: Automotive Catalysts, Catalyst Technologies, Jewellery and Electroplating, Technical Materials and Thin Film Products. The combined businesses have more than 20 production sites in 15 countries around the world.

Over 50% of Umicore's downstream precious metals needs come from recycled sources. As precious metals are so valuable the ability to close the loop for customers is of particular importance. Precious Metals Products and Catalysts is Umicore's single biggest investor in research and development - an essential undertaking when serving such rapidly developing sectors. Umicore's Automotive Catalysts business plays an important role for society and the environment by enabling continuous reductions in harmful pollutants from vehicles. The Catalyst Technologies business develops membrane and catalyst technologies for fuel cell applications, homogeneous catalysts for pharmaceutical and chemical applications and technology for recycling rechargeable batteries and gas-to-liquid catalysts.

Key figures (in million €)	2002	2003(1)	2004	2005	2006
Turnover	-	646.0	1,678.7	1,860.6	2,502.2
Revenues (excluding metal)	-	286.9	698.0	766.2	837.6
Recurring EBIT	-	42.9	122.8	136.1	139.0
of which associates(2)	-	3.1	9.0	8.4	9.1
Recurring EBIT margin%	-	14.9%	16.3%	16.7%	15.5%
EBITDA	-	62.9	166.6	177.7	181.1
Capital expenditure	-	13.7	49.2	43.6	32.7
Capital employed - average	-	538.3	581.9	610.1	695.1
Return on Capital Employed (ROCE)%	-	17.5%	21.1%	22.3%	20.0%
Workforce - end of period	-	3,319	3,273	3,420	4,022
of which associates(2)	-	163	178	220	263

(1) Only 5 months of former PMG activities and 12 months of Thin Film Products (previously in Advanced Materials).

(2) Associates at 31 December 2006: ICT Japan, ICT USA, Ordeg (Automotive Catalysts), SolviCore (Catalyst Technologies).

Automotive Catalysts

Global automotive production grew by 1% in the second half (3% for the full year). Production levels of light-duty vehicles in the US fell by 3% year-on-year. Moderate US growth in the first half was followed by a fall of some 8% in the second half. The domestic US car companies lost a further 3% market share, mainly to Asian transplant producers.

Full year production of light duty vehicles was up by 2% in Europe, compared with 2005. The share of diesel powered vehicles stabilized at slightly above 50% of all light duty vehicle sales. The market for diesel particulate filters (DPFs) was somewhat slower to develop than had been anticipated. However, in December the Euro V standards for emission norms were ratified for introduction in 2009 and this, together with tax incentive programs in some countries like Germany, bodes well for the evolution of the DPF market.

In Asia, growth continued to be driven by auto production in China where annual output grew by 22%. Other Asian countries showed steady growth. The South American market continued its recovery with an increase of 8% in production numbers compared to 2005.

Overall, Umicore's sales volumes grew steadily throughout the year, notably in Asia. Umicore's second production line in Suzhou, China, was opened in the third quarter and by the end of the year was already achieving good levels of utilization. Sales in Europe and North America were robust despite the difficult picture in light duty vehicle production in the US.

In October, Umicore and its joint venture partners decided to close the ICT facility at Calvert City in Kentucky. Production was re-located to Umicore's Burlington (Canada) and ICT's Himeji (Japan) plant. This move will give ICT Inc. access to the newest generation process technology

The business unit further intensified its research and development activities, particularly in heavy-duty diesel (HDD) for on-road and non-road applications.

Technical Materials

Revenues in **Platinum Engineered Materials** were up substantially. Demand increased due to new LCD glass plants being built in Asia and some non-LCD-related projects in Europe. Umicore's focus on minimizing total system costs, enabled the business to grow despite the general pressure on pricing in the LCD sector. Sales of platinum gauzes were lower year-on-year.

Sales of wires and pastes in **Electronic Packaging Materials** were driven by good growth in the electronics sector. In July Umicore purchased a 14% stake in South Korean electronic packaging materials producer Duksan Hi-Metal Co. Ltd., which specializes in ball grid arrays.

In **Contact Materials**, sales volumes increased. Sales to European customers improved as key customers increased their presence in overseas markets – notably Asia. In January 2007, the business finalized the acquisition of Ames Electro Materials Corporation, a move which will strengthen the presence of the business in the US.

BrazeTec recorded strong growth. The activities in Europe were driven by higher sales volumes of alloys for use in metallurgical applications. Overall, the levels of premiums remained stable. In January 2006 Umicore acquired the assets of the leading Chinese producer of brazing alloys. This business, now known as Umicore Technical Materials Yangzhong, posted a strong performance in 2006.

Jewellery & Electroplating

The **Jewellery & Industrial Metals** business saw a slow-down in deliveries of silver coin blanks to the German domestic decorative market. Exports from Germany to the rest of Europe grew and the overall product mix improved with an increase in sales of higher added value products. The gold and silver recycling activities benefited from the high prices of these metals.

Revenues in the **Electroplating** business were steady throughout the year and overall were above those of the previous year. Sales volumes grew in both high-end products and services for electrical and electronic applications and platinum and palladium-based electrolytes. A special case study on Umicore's electroplating business can be seen on page 21.

Thin Film Products

Revenues in the **Displays** business were lower as a result of the price erosion in the LCD sector.

The business line **Electronics & Data Storage** experienced a very strong year. Revenues in electronics grew substantially, although pricing pressure remained an issue in this market.

The business line **Optics & Wear Protection** recorded double digit volume growth compared to 2005. In August Umicore acquired 80% of the shares of Beijing JuBo Photoelectric Technology Co, the largest Chinese supplier of evaporation materials for optical applications.

Catalyst Technologies

Sales of **Inorganic Compounds** continued to grow in line with increased demand from the automotive and plating industries. Sales of Organo-Metallic Chemicals also grew, although from a small base. Volumes were driven by demand from the pharmaceutical and bulk chemicals sectors.

In **Heterogeneous Catalysts**, which groups Umicore's other non-automotive catalyst activities, commercial progress was made in reforming catalysts and GTL catalysts.

In March 2006 Umicore and Solvay announced the creation of a fuel cell joint venture – SolviCore. SolviCore combines the catalyst technology of Umicore with the polymer membrane know-how of Solvay in the production of coated catalytic membranes for membrane electrode assemblies (MEAs). Pre-commercial developments, in partnership with leading players in the fuel cell field, gathered pace for micro-portable applications and automotive projects.

PRECIOUS METALS PRODUCTS & CATALYSTS: TURNOVER BY DESTINATION



Europe: 55.3%
North America: 9.6%
South America: 8.1%
Asia / Pacific: 13.2%
Africa: 13.7%



Thomas Engert, Managing Director Galvanotechnik GmbH, Schwäbisch Gmünd

Precious hairs of gold

Precious metals are well known for their beauty but their other unique properties are increasingly being used for sophisticated technical applications, such as micro-electronics. Umicore Galvanotechnik is at the forefront of this trend.

Gold for example is an outstanding electrical conductor and therefore perfectly suited for electronic components which require reliable transmission of low voltages and currents.

In printed circuit boards gold wire – the thickness of a human hair – is used to connect the highly pure gold layers placed both on the surface of the silicon chip and the printed circuit board.

Umicore Galvanotechnik specializes in electroplating, which involves the coating of an object – such as the surface of a printed circuit board – with layers of a certain metal, usually using electrical current in a solution containing the metal in a salt form and in which the surface is subsequently placed. Final finishing of printed circuit boards is necessary to ensure bond- or solderability when semiconductors are connected to the board.

The increasing sophistication of electronics and the continued trend towards miniaturization require finer and finer precious metal layers, deposited with maximum precision and speed. This is one of Umicore's key competitive edges.

Gold mixes well with the copper-plated printed circuit board but it triggers a metallurgical reaction which downgrades the bond or solderability: that is why nickel and palladium intermediate layers are used to separate the gold from the copper. Umicore's latest development for the final finishing of printed circuit boards is based on an extremely thin palladium layer as part of a chemical coating process not using electrical current. Using a thin palladium barrier requires less pure gold; a new cost saving method with outstanding performance.



"Umicore's precious metals recycling operation is the biggest of its kind in the world. Maintaining that lead requires continuous investment in making its complex process ever more efficient and flexible. This enables Umicore to maximize the recovery of precious metals such as platinum, palladium, rhodium, ruthenium and iridium that have become so crucial to so many hi-tech applications. Umicore has done just that over the past decade. It has completely revamped the Hoboken plant using innovative and [illegible] technologies and [illegible]. Reflecting on the [illegible], I'm amazed [illegible] innovation [illegible] associated [illegible] plant and [illegible] operations, but [illegible] to optimize the [illegible] precious metals [illegible] materials."

Marleen Esprit,
Head of the [illegible]
Competen[illegible]
Group R&D [illegible]



PRECIOUS METALS SERVICES

Profile

Precious Metals Services is the world market leader in recycling complex materials containing precious metals. Its core business is to provide refining and recycling services to an international customer base. Precious Metals Services refines precious metals and other non-ferrous metals from a wide range of complex industrial intermediate materials and precious metals-bearing scrap from electronic and catalytic applications. Precious Metals Services is unique in the range of materials it is able to recycle and the flexibility of its operations. The business has operations on three continents encompassing recycling and refining, collection and pre-processing and Precious Metals Management.

Umicore's feed comes almost completely from secondary sources (industrial by-products and end-of-life materials). The operations offer the ultimate example of closing the materials loop and using the infinite recyclable properties of metals to the maximum. In terms of sustainability challenges a programme is underway to address historical pollution issues around the Hoboken plant. In terms of occupational health the level of lead in blood of employees at the Hoboken site and rare sensitization as a result of exposure to platinum salts are monitored closely.

Key figures (in million €)	2002	2003	2004	2005	2006
Turnover	768.8	1,717.0	2,282.9	3,133.0	4,005.7
Revenues (excluding metal)	201.0	214.7	204.9	234.5	325.0
Recurring EBIT	53.2	45.7	34.0	56.8	131.3
of which associates	-	(0.1)[1]	-	-	-
Recurring EBIT margin%	26.5%	21.3%	16.6%	24.2%	40.4%
EBITDA	78.2	71.3	59.0	97.7	162.4
Capital expenditure	36.3	23.2	20.9	23.5	20.9
Capital employed - average	166.6	240.6	289.9	254.7	276.2
Return on Capital Employed (ROCE)%	32.0%	19.0%	11.7%	22.3%	47.5%
Workforce - end of period	1,160	1,180	1,289	1,297	1,314

(1) Cycleon

Precious Metals Refining

The refining operations produced outstanding results. The level of earnings for 2006 was somewhat exceptional due to the confluence of strong supply conditions and a buoyant metals price environment.

The operational performance of the smelter in Hoboken was excellent; throughput was at very high levels and the smelter operated continuously between November 2005 and February 2007 – a new record. Further process efficiency improvements were implemented which resulted in the reduction of intermediate stocks.

The underlying supply conditions, already favourable in 2005, improved further during 2006. Availability of by-products from non-ferrous and precious metals refineries around the world was at higher levels year-on-year. This was particularly the case for precious metals and copper residues. Supplies of electronic scrap rose steadily throughout the year. Supplies of spent automotive catalysts increased after a slow start to the year, while feed of spent petrochemical catalysts also increased. Overall, supplies of end-of-life materials constituted over 30% of input in terms of refining charges (up from 23% in 2005). The high levels of availability of most materials meant that commercial terms showed an improvement over those of 2005, particularly in the second half, although this effect was tempered by increased competition.

The prices of most precious metals remained at very high levels and helped the outstanding performance of the recycling business. This was also the case for base and specialty metals such as copper, nickel, indium and tellurium. Umicore's flexible recycling / refining process provides the ability to treat a unique range of materials containing precious, base and specialty metals.

A process investment programme was launched at the Hoboken facility. The initiative will involve the deployment of new concentration technology and infrastructure which will further improve the production efficiencies and flexibility of the recycling and refining operations. This investment will result in additional improvements in the turn-around times for metals and should therefore lead to further reductions in intermediate stocks. The technology will also have environmental benefits as it will enable further reductions of metallic dust emissions. The investment is expected to total some €50 million and is scheduled for completion in mid-2008. The construction phase for this project was launched during the third quarter. For details of the investment programme see the case study on page 25.

In line with the previously announced restructuring in Hanau (Germany), the refining activities related previously to Precious Metals Chemistry have been included in the scope of Precious Metals Services. It is expected that this will lead to further efficiency gains in the years to come. An amount totalling €12.5 million was booked in non-recurring results, relating to the planned restructuring of the Hanau refining activities. These operations will be integrated with the Hoboken refining activities.

Precious Metals Management

In 2006, precious metals prices reached levels not seen for a quarter of a century. The markets surged at the beginning of the year and remained buoyant. During May, rhodium prices reached levels not seen since 1990. Platinum and ruthenium prices also reached new historical highs of $1,390/ tr oz and $610 / tr oz respectively towards the end of the year. Price volatility of all precious metals was also a notable feature of 2006, offering greater opportunities and risks for metal traders around the world. Improved lease conditions were also available for some precious metals. The Metals Management activity was able to derive significant benefit from this unusual market environment.

Physical metal sales to industrial clients increased further despite the high precious metals prices. From January 2006 all precious metals ingots from Umicore's refineries bore the brand name Umicore. Sales levels of these branded ingots to investment clients soared, particularly for silver and gold.


PRECIOUS METALS SERVICES: TURNOVER BY DESTINATION


Europe: 83.4%
North America: 14.3%
South America: 1.5%
Asia / Pacific: 0.7%
Africa: 0.1%

SOURCE OF MATERIALS


by products from the refining industry 62.2%
end-of-life materials: 30.8%
primary materials: 7.0%



Koen Demesmaeker
Commercial Director,
Precious Metals Refining, Hoboken

Precious metals help you find your way

This car may be brand new but the precious metals like gold and silver that make it run most likely are not. They are the invisible but indispensable components of a modern car allowing you to track your position using your GPS (Global Positioning System), clean exhaust gases... or simply start your car.

Even though precious metals are being engineered to make them increasingly efficient, the use of modern technology in a normal everyday car has exploded in recent years, boosting demand for metals that are by definition scarce in supply. To give you an idea, today's electronic applications rely on more than 60 components, or six times the amount used in the 1980s.

This is where Umicore comes in as the world's leading recycler of precious metals. The increased complexity of modern vehicles and hi-tech electronics require a sophisticated refining and recycling technology that is able to recover precious metals so that they can re-enter the value chain.

Umicore's Hoboken plant offers just that. More than €250 million has been invested in the past ten years to fine-tune a complex process that is able to recover 17 metals, including seven precious metals, and which is able to keep losses of those precious ingredients to a minimum. The latest investment is expected to be up and running by 2008 and will reduce further the number of processes needed to complete the cycle and allow for an improved concentration of precious metals-containing intermediate products.



"Zinc is naturally grey but researchers at Umicore have found a way to add colour to a metal that is so popular among architects and builders for its ease of use and flexibility. PIGMENTO® is based on pre-weathered zinc to which mineral pigments are added, creating zinc in subtle and transparent shades of green, blue or red. Umicore's latest twist in metal surface treatment was launched in 2006, opening up new horizons for architectural design."

Fabien Moulin,
Area Marketing & Communication Manager, Building Products, Bagnolet, France

ZINC SPECIALTIES

Profile

Umicore focuses on the development of zinc-based materials including chemicals, alloys and building materials for a wide variety of applications. The key strategies of the Zinc Specialties business are to develop and maintain leadership positions in every market, to optimize the input of recycled materials and where possible to offer a "closed loop" service to its customers. Zinc Specialties is organized around three business units: Zinc Alloys, Zinc Chemicals, and Building Products, as well as a 47% stake in Padaeng Industry (PDI), South East Asia's sole sizeable zinc producer, located in Thailand.

Over 30% of the feed of the Zinc Specialties operations comes from recycled sources and "closing the loop" is a central pillar of the business strategy. The clean-up of past pollution in and around its Belgian and French installations has been a major focus in terms of sustainability challenges. This issue is being fully resolved. The on-going environmental challenges for the business include dealing with waste streams such as goethite. Umicore's zinc smelting operations remain the company's single biggest consumer of electricity.

In December 2006, Umicore announced its intention to combine its Zinc Alloys activities with those of the Australian zinc producer Zinifex.

Key figures (in million €)	2002	2003	2004	2005	2006
Turnover	754.0	803.6	933.8	940.8	1,656.9
Revenues (excluding metal)	425.0	440.6	481.4	448.4	468.8
Recurring EBIT	17.8	28.4	79.9	24.7	58.3
of which associates (1)	1.0	0.1	3.4	7.2	24.3
Recurring EBIT margin%	4.2%	6.4%	15.9%	3.9%	7.3%
EBITDA	52.7	64.2	134.0	65.1	99.6
Capital expenditure	43.4	45.0	41.5	47.2	54.6
Capital employed - average	236.2	264.5	360.5	383.5	607.0
Return on Capital Employed (ROCE)%	6.5%	10.0%	21.7%	6.1%	9.6%
Workforce - end of period	3,611	4,093	4,048	3,977	5,275
of which associates(1)	751	1,218	1,173	1,159	1,536

(1) Associates at 31 December 2006: Rezinal (Zinc Chemicals); IEQSA (Building Products); Padaeng Industry (Padaeng); Föhl China (Zinc Alloys).

Zinc Alloys

Zinc Smelting revenues were down. The activities in Europe produced 383,000 tonnes of zinc in 2006. This was below expectations, due to production issues at the Auby and Balen plants in the second half of the year. These production issues and the zinc price hedge, entered into in previous years, significantly limited the earnings potential of the business. Electricity costs were higher year-on-year and the tightness on the concentrates market meant that base treatment charges were some way below the levels received in 2005. At the end of 2006, approximately 60% of Umicore's concentrate requirements (volumes and terms) had been secured for 2007.

At the beginning of 2006, Umicore announced the acquisition of a 60% stake in a zinc operation in Kunming, China. The operations consist of a refinery with a capacity of some 50,000 tonnes of zinc per year which is set to become a dedicated alloying operation which will enable Umicore to develop its position in the Chinese alloying market.

In December 2006, Umicore and Zinifex announced a Memorandum of Understanding with the objective of combining their respective zinc smelting and alloying businesses in a joint venture. This combination would create the world's pre-eminent zinc producer with operations on four continents. At time of writing the new venture was scheduled to come into existence in the third quarter of 2007. It is the intention to undertake an initial public offering of shares in the new enterprise at an appropriate time.

The **Galvanizing** business line recorded lower sales volumes as a result of the tightness of raw material supply. This market situation led to increases in premiums which more than compensated for the lower sales volumes. The performance of Galva45 improved as a result of stronger sales to the agricultural sector.

Sales volumes of **Die-Casting** products also fell but were more than offset by premium increases brought about by supply constraints, notably in Europe. GM Metal benefited from its recycling capabilities in the tight supply environment. The shortage of supplies in Europe meant that Umicore focused less on the Asian market than had been the case in previous years.

Zinc Chemicals

Sales volumes of **Fine Zinc Powders** were up some 12%, driven primarily by demand in Asia and the Middle East for protective coatings used on sea containers and other marine applications. Sales to the European market were also strong. A de-bottlenecking and process technology improvement programme at Umicore's operations around the world brought benefits somewhat earlier than anticipated. Sales volumes of chemical-grade powders for electrolytic refining were down year-on-year.

Sales volumes of **Zinc Oxides** were well up with both the European and Asian markets showing an improvement. The zinc market experienced a tightening in supply through the year, especially for secondary materials. These supply constraints drove up sales premiums, which were sustained at high levels throughout the year. The recycling operations benefited from the higher zinc price.

In both zinc oxides and fine powders the business unit continued to make progress with the accreditation of new products.

Building Products

Sales volumes increased moderately. Deliveries in the second half were more subdued than the first six months with lower levels of pre-buying by customers. Sales were driven by strong building industry demand across Europe. Demand in new Asian markets grew strongly, although from a smaller base. Sales of surface treated products, such as pre-weathered zinc, continued to perform well and accounted for more than a quarter of all sales. The rising zinc price in 2006 had a negative impact on margins.

In 2006 the business introduced several new products. The coloured, surface treated PIGMENTO® product line is aimed principally at the façade market (see case study page 29). A range of multi-metal ridge caps was also introduced thereby increasing Umicore's potential to access the market for alternative roofing systems.

Padaeng

The contribution of Padaeng Industry to Umicore's earnings increased significantly in 2006, primarily due to a higher received zinc price compared with 2005.

Zinc production was down 5% due to a reduction in the grade of concentrates obtained from the Mae Sot mine and lower availability of foreign concentrates. Sales in the first half were focused on the growing local market but demand fell in the second half due to a combination of the uncertain political situation and high zinc prices. As a result of this fall in local demand Padaeng increased its exports to other Asian markets in the latter part of the year. Overall, sales were down by 7% year-on-year.

In order to diversify its concentrate supply base, Padaeng intensified its exploration and prospecting programme in South East Asia.

ZINC SPECIALTIES, TURNOVER BY DESTINATION


Europe: 77.4%
North America: 2.1%
South America: 0.3%
Asia / Pacific: 19.1%
Africa 1.1%



Laurent Clément
Quality Manager,
Building Products, France

Shades of zinc

Zinc more often than not is the metal of choice for building designers and architects as its malleability offers them greater flexiblity. Zinc played a pre-eminent role in the shaping and building of modern Paris during the 19th century. Its distinctive zinc roofs have been immortalized in a great many films, paintings and photographs. It is also infinitely recyclable and requires less energy to produce than any other metal used in the building industry – properties that are completely in line with Umicore's goal of sustainable development.

Umicore Building Products, using its own brand VM ZINC®, is constantly looking to enlarge its product portfolio to meet the designer needs and dreams of architects and builders. Architects are increasingly turning to zinc for its long and virtually maintenance-free life. It blends in beautifully with other materials such as wood, stone or glass.

Many people forget that newly produced zinc has a shiny, metallic appearance and that only after years of exposure to the elements forms the typical light grey surface layer called "patina". Some years ago, Umicore developed a surface treatment which gives the zinc its finished patina aspect immediately after production. Pre-weathered zinc was born.

PIGMENTO®, the latest chapter in this success story of metals technology, brings colour to pre-weathered zinc, adding shades of green, blue and red. PIGMENTO® specifically targets the facade market, a niche market where aesthetics are the key selling point. The product also offers architects a much broader range of choice for metal roofs and facades and, judging from their response, seems to answer a deep-felt demand.



"I have lived here for the past twelve years and I have seen the "Silver" (as Umicore's Hoboken plant is known locally) become truly demystified. In the old days, we did not know what sort of mysterious things were taking place behind the [illegible] walls. But in recent years, the site has opened its doors to the public, done its utmost to communicate with the local inhabitants and devoted the necessary care to cleaning up the soil which is polluted with heavy metals from previous activities. The ongoing clean-up of the Moretusburg neighborhood just outside the factory constitutes the hallmark of that process."

Local **Paul Verhoeven** represents the Moretusburg neighborhood – adjacent to the Umicore precious metals refinery in Hoboken, Belgium – in the dialogue with Umicore

Environmental Report

WE LIVE TOGETHER

Communicating potential product safety hazards

39 Implementing top environmental standards in China

45 Umicore extends clean-up to residential areas



"In my six years with Umicore I have seen a lot of progress of which I am proud. Sustainable development is definitely part of our corporate philosophy, but also part of our strategy. On the people front, we have made good progress on health and safety at the work place although every accident is one too many. We are addressing the legacy of our past via the remediation of sites and their surrounding neighbourhoods. I was particularly happy about the results of our work in the communities adjacent to the sites in Hoboken and Auby. I can see how Umicore is perceived as a credible company when I meet with local authorities. Finally, providing 'materials for a better life' also requires collecting key EHS data indispensable for a better understanding of the products we bring to the market. My chairing of the European risk assessment for zinc made clear to me that we must provide to the public transparent and valid information."

Guy Ethier,
Senior Vice-President Environment, Health and Safety

GROUP ENVIRONMENTAL PERFORMANCE ANALYSIS

Scope

This section offers an evaluation of Umicore's environmental performance for 2006 in comparison with 2005. The analysis focuses on the material environmental aspects and related objectives for the period 2006-2010 (see page 40-43). Data of non-consolidated operations are not included in this report. Within the scope of Umicore's current reporting framework, it was necessary for the smaller sites to report their environmental performance at the end of the third quarter together with a forecast for the fourth quarter while the larger sites (Hanau, Overpelt, Balen, Olen, Hoboken and Auby) reported their full-year figures. An analysis at selected sites made clear that the forecasted data did not differ significantly from actual data.

In 2006, Umicore implemented a new data system that allowed for a more robust data collection and reporting. As part of this new data management system, some definitions of key indicators have been refined. Therefore, some performance data for previous years had to be updated in the current report to better reflect current knowledge.

The key performance data are summarized in the table on page 38.

Resource efficiency and recycling

In 2006, a new indicator was defined to measure the Group's recycling rate and use of secondary materials. Contrary to previous reports, the data on incoming materials were no longer collected at site level but at business unit level. Each business unit was required to identify the origin of its incoming materials using the following definitions:

- Primary materials: materials that are being used for the first time. These materials are mainly ores and concentrates.
- Secondary materials: by-products of primary material streams
- Recycled materials: materials that have ended their first life cycle and will be re-processed through recycling, thereby entering a 2nd, 3rd ...life.

The collected data are expressed in terms of total tonnage of incoming material.

In 2006, 40% of Umicore's incoming materials were not of primary origin; 23% were recycled materials while 17% consisted of secondary materials (figure 1).

FIG. 1: INPUT MATERIALS UMICORE


primary materials: 60%
secondary materials: 17%
recycled materials: 23%

Water consumption

Total water consumption covers the use of water for process and sanitary purposes.

In 2006, total water consumption decreased slightly from 17,716,000 m^3 in 2005 to 16,116,000 m^3 (figure 2). The main reason for this reduction is the decrease of production volumes at the site in Auby (Zinc Specialties).

FIG. 2: WATER CONSUMPTION


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2005
2006

FIG.3: ENERGY CONSUMPTION


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2005
2006

FIG.4: TOTAL WASTE PRODUCED


300,000
250,000
200,000
150,000
100,000
50,000
0
2005
2006
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Non recycled waste
recycled waste

Energy consumption

In order to provide a more detailed understanding of Umicore's energy consumption, information was collected on additional energy providers. Besides data on the energy carriers such as electricity, heavy fuel, gasoil, natural gas, liquefied propane gas (LPG) and coal, data on the energy content of purchased compressed air and steam was also added to the reporting framework. In addition, energy consumption for main office buildings has now been included in the figures.

In 2006, total energy consumption decreased to 14,243 terajoules compared to 15,713 terajoules in 2005 (figure 3). The main reason for this reduction is the decrease of production volumes at the Auby site (Zinc Specialties) and the closure of the zinc thermal refining columns at the Overpelt site (Advanced Materials). The slight increase in the Precious Metals Services business group is due to the higher copper production at the electro-winning unit at the Hoboken site.

Waste

In 2006, Umicore took a further step as each site was required to report separately volumes of both hazardous and non-hazardous waste as defined by their local legislation. The indicator "waste recovered in construction materials" has been deleted as it was relevant only for Hoboken (Precious Metals Services). Therefore, the 2005 figures have been recalculated.

In total, 309,171 tonnes of waste, of which 86% was hazardous waste, was generated compared to 310,366 in 2005 (figure 4).

About 86% of the hazardous waste was generated by the zinc smelting operations and is made up mainly of an iron rich residue, ("goethite") which is disposed of in an on-site approved landfill. Only 7.6% of the hazardous waste material is recycled (see overview table of key performance indicators).

In total, 72.8% of the 42,985 tonnes of non hazardous waste was recycled.

Emissions to water and air

Emissions to water

For the sixth consecutive year, Umicore was able to significantly reduce its metal emissions to water to 9,214 kg, down from 11,655 kg in 2005 (figure 5). The main improvements were made at the sites in Olen and Subic (Advanced Materials), Hoboken (Precious Metals Services) and Overpelt and Auby (Zinc Specialties) due to improvements in the performance of the waste water treatment plants. On the other hand, the higher metal emissions to water at the site in Guarulhos (Precious Metals Products and Catalysts) were largely due to a sudden reduced performance of the waste water treatment plant. The site responded by sending part of its waste water to an external waste water treatment plant.

In 2006 a total of 323,249 kg of "chemical oxygen demand" (COD) was emitted to water (data not presented in table). No comparable figure for 2005 is available.

FIG.5: METALS EMITTED TO WATER


6,000
5,000
4,000
3,000
2,000
1,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2005
2006

Emissions to air

In 2006, total metal emissions to air were 32,116 kg compared to 35,281 kg the year before (figure 6). The decreased levels observed in Advanced Materials are primarily due to a more accurate sampling strategy and analysis method at the site in Shanghai as well as lower emissions reported by the site in Fort Saskatchewan.

Further progress was made at the Hoboken site (Precious Metals Services) due to a better performance of the bag filters at the smelter operation and the electro filter at the precious metals concentration activity.

The SOx emissions to air decreased from 3,195 tonnes in 2005 to 2,235 tonnes in 2006. This improvement is due to a decrease in heavy fuel consumption in Olen (Advanced Materials), the discontinuation of the roasting activities in Calais (Zinc Specialties) and the installation of double absorption equipment at the sulphuric acid plant in Hoboken (Precious Metals Services).

NOx emissions decreased slightly in 2006.

Emissions of "volatile organic compounds" (VOC) were 146,872 kg compared to 136,103 kg in 2005 (data not presented in the table). This increase is mainly due to an increased activity in the catalyst testing centre and an intensified sampling programme at the organic metal compound production unit in Hanau (Precious Metals Products and Catalysts).

FIG.6: METALS EMITTED TO AIR


30,000
25,000
20,000
15,000
10,000
5,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2005
2006





600,000
500,000
400,000
300,000
200,000
100,000
0
Advanced Materials
Prec Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2005
2006

FIG.8: COMPLIANCE EXCESS RATE



5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Advanced Materials
Prec Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2005
2006

Greenhouse Gases

Along with a decrease in energy consumption, a proportional reduction in CO_2 emissions is also observed: total CO_2 emissions for 2006 amount to 926,191 tonnes, down from 956,241 tonnes in 2005 (figure 7).

Total greenhouse gas emissions (including CH_4 and NO) for 2006 were 956,296 tonnes of carbon dioxide equivalent compared to 963,090 tonnes in 2005.

Regulatory compliance

In total, close to 60,000 environmental measurements were carried out at all Umicore's industrial sites to verify compliance with the applicable regulatory requirements. These measurements typically include waste water sampling and ambient air monitoring but also environmental noise measurements. 1,961 of these measurements exceeded the environmental standard compared to 1,233 in 2005. The overall excess rate for 2006 was 3.3%, up from 2.4% in 2005 (figure 8). This increase is caused by the increased number of non-compliant metals levels in the waste water at the Guarulhos site (Precious Metals Products and Catalysts) (see also paragraph "emissions to water").

None of the sites were prosecuted for violating environmental standards. Overpelt received one fine for exceeding sulphate emissions at its waste water treatment plant. The site is aware of this problem and is working towards a sustainable solution. A project to correct the pH level of the effluents will be implemented, resulting in a decrease of sulphate levels by the end of 2007.

Communicating potential product safety hazards



Charlotte Andersen
Hempel A/S product EHS safety specialist, Copenhagen, Denmark

Communicating on potential product hazards is part of Umicore's obligations to its customers. In order to facilitate this, Umicore has invested in an integrated information system for developing, distributing and updating Material Safety Data Sheets (MSDS). The system ensures compliance with local regulatory requirements. The system is available on the company's intranet and allows sales departments to select the appropriate MSDS to be sent to any customer. Moreover, many business units have linked the MSDS system to their sales order system to automatically provide the data sheet to customers at first product delivery and each time an update is available.

Umicore talked to one of its customers to find out how it feels about this service:

Mrs. Charlotte Andersen, is product environment health and safety specialist at Hempel A/S, a Danish producer of industrial paints: "Umicore's Zinc Metal Pigment MSDS is an important source of information for developing workplace safety cards for the sites that use the product. Therefore, we attach much importance to appropriate hazard information in the local language, compliant with the regulation in the countries in which we produce. Umicore's service has in this respect substantially improved over the last few years and is highly appreciated by Hempel."

In specific cases, Umicore communicates other important product related information which goes beyond the MSDS requirements.

Mrs. Andersen: "Umicore's actions related to addressing the consequences of the environmental and transport classification of zinc metal pigments and zinc oxide were helpful in discussions with the national authorities." She is convinced that both companies will continue to work closely together once REACH* enters into force.

(*) REACH: Registration, Evaluation and Authorization of Chemicals

Overview of key environmental and safety performance indicators for the Umicore Group per business segment

Business Segment		Advanced Materials		Precious Metals Products and Catalysts		Precious Metals Services		Zinc [1] Specialties		Umicore Group	
		2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
Environment											
Water consumption	1,000 m^3	2,353	**2,173**	705	**932**	1,487	**1,608**	13,171	**11,403**	17,716	**16,116**
Energy consumption	terajoules	2,915	**2,689**	1,344	**1,187**	2,507	**2,616**	8,947	**7,751**	15,713	**14,243**
Total waste produced	tonnes	24,478	**21,586**	6,367	**7,920**	17,854	**25,005**	261,667	**254,660**	310,366	309,171
hazardous waste	tonnes		11,237		4,024		11,959		238,968		266,188
recycling	%		0.3		24.7		4.1		7.8		7.6
non hazardous waste	tonnes		10,349		3,897		13,047		15,692		42,985
recycling	%		27.6		36.1		97.1		91.4		72.8
Metals emitted to water	kg	4,826	**3,259**	315	**566**	2,582	**2,277**	3,932	**3,112**	11,655	**9,214**
Metals emitted to air	kg	4,893	**2,915**	252	**405**	3,721	**1,716**	26,415	**27,080**	35,281	**32,116**
SO_X emission	tonnes	124	**26**	5	**7**	936	**553**	2,130	**1,649**	3,195	**2,235**
NO_X emission	tonnes	159	**125**	121	**97**	188	**185**	236	**265**	704	**672**
CO_2 emission	tonnes	191,942	**175,927**	100,027	**80,417**	172,978	**180,645**	491,294	**489,202**	956,241	**926,191**
Compliance excess rate	%	0.6	**0.4**	3.3	**4.7**	1.8	**0.99**	2.3	**2.5**	2.4	**3.3**

(1) Zinc Specialties: Padaeng Industry excluded.



Steven Qiu
Quality Assurance & EHS Manager, Suzhou

Implementing top environmental standards in China

Umicore's automotive catalyst production plant in China is based in Suzhou, some 100 km west of Shanghai. Umicore supplies automotive catalysts to the world's established car manufacturers. Most of them require the catalyst producers to implement Environmental Management Systems in their plants and provide assurance that these systems are operational.

Independent of the requirements of the car manufacturers, Umicore's Automotive Catalysts business unit itself, as part of its overall strategy, has put in place the highest standards in terms of quality, environment and safety for all of its operations worldwide.

The plant is located in an industrial park operating under environmental requirements that are comparable to those prevailing in Western Europe. The legal requirements of the country, the province and the industrial park were taken into account as early as the project's inception.

European standards for handling and storing of chemicals were applied to the construction of the plant, involving special flooring and waste water retention systems. The safety systems which have been put in place, live up to global standards. The plant's energy consumption is kept at a low level by using internal cooling circuits with integrated heat recovery, supported by the insulated walls of the production hall and the use of insulation glass for the offices.

The state-of-the-art production process is an important contributor to the reduction of waste. The residual waste, prior to being recycled externally, is cut further using a specific conditioning process. Intensive training and the dedication of the entire staff made sure the Quality, Environment and Safety management systems were implemented in time before the plant started production in 2005.

The plant was certified at the beginning of 2006 according to the automotive quality standard ISO/TS 16949. At the beginning of 2007 the plant obtained its ISO 14001 certification.

GROUP ENVIRONMENTAL OBJECTIVES 2006-2010

Scope

Since it first started to report in 1999, Umicore has achieved some significant progress in its environmental performance. This progress was not only driven by the Group environmental objectives for the period 2000-2005 (see '2005 Report to Shareholders and Society' page 36-40) but also by specific projects at various sites. As part of its '2005 Report to the Shareholders and Society' Umicore published five new Group environmental objectives for the period 2006 – 2010. These objectives are in line with the principles of "The Umicore Way" and fit into the overall Group Sustainable Development objectives.

These new objectives build upon the performance achieved in the period 2000-2005 and further promote continual improvement in the company's environmental performance. They complement the actions undertaken by many sites, as part of their environmental management. The objectives offer flexibility for all sites to contribute at their own pace to the overall 2010 target.

Objectives 1, 2 and 3 apply to the 55 industrial sites whereas objective 4 on energy efficiency also includes four main office buildings. Objective 5 on product safety is reported at business unit level.

In this section, we provide the 2006 baseline measurement of the five environmental objectives. During the next four years, this measurement will serve as the basis to evaluate progress against the set targets.

The information obtained on the status of the objectives was collected using the Group's environmental data management system. An additional questionnaire was sent out to some 25 sites in the different regions in order to gain a better understanding of the various actions related to the objectives. Finally, the external report verifier (ERM-CVS) evaluated the actions related to the objectives as part of its on site environmental data verification.

In the summary graph (figure 6), the status is reported as a percentage of the total number of sites.

- A site scores "yes" as soon as all the requirements related to the objective are met for the entire site.

- Any action launched on one of the targets related to the objective, obtains an "under development" score.

- A "no" score is awarded only in the case of no actions having been undertaken on any of the elements related to the objective.

In the discussion (figures 1 – 5) detailed below, the different scores should be interpreted as follows:

- "yes": one target related to the objective is fully implemented and deployed at site/BU level

- "in progress": there is a commitment to work on a specific target related to the objective (or part of) and/or initial actions have been launched

- "no": no specific actions have yet been taken

Objective 1

All industrial sites are to implement improvement plans based on BAT (best available techniques balancing the costs to the operator against the benefits to the environment) for all types of point sources to air and water from process operations.

- For all the sites with metal emissions to air and water above 1 tonne / year, a numerical target is required.

- Where relevant, industrial sites must demonstrate continual improvement in the control of diffuse sources.

The company's emissions to air and water improved significantly over the past five years. The aim of this objective is to continually improve performance while recognizing specific social and economic challenges. As Umicore increasingly becomes a materials technology company, its sites become increasingly sophisticated with improved intrinsic environmental controls, leading to less risks in terms of environmental emissions. The aim of this objective is to establish a systematic approach in

FIG. 1: IMPROVEMENT PLANS EMISSIONS TO AIR AND WATER

100
80
60
40
20
0

improvement plans air emissions
improvement plans water emissions

yes in progress no

emission management at all sites. At the end of 2006, 16% of the sites had implemented a plan that fulfilled all the requirements of the objective to further control and manage their relevant emissions to air and water (see figure 6). Improvement plans for air emissions have been implemented at 24% of the sites while 22% of the sites have an improvement plan in place for water emissions (figure 1).

It is important to note that all sites monitor their relevant emissions on a regular basis in order to ensure being in compliance with their permits and as well as local regulations. The improvement plans include a regular evaluation of best available techniques, preventive maintenance programmes of scrubber installations and waste water treatment plants.

An additional effort will be needed in 2007 for the sites to submit their improvement plans.

In total, seven sites have a plan in place for the control of diffuse source emissions. These plans include the following elements:

- Regular cleaning and sprinkling of internal roads
- Truck washing facilities
- Improved ventilation systems for production buildings
- Protective covering of bulk materials

Eight sites have declared that a plan to control diffuse sources is being developed. The information on diffuse sources will be further refined in future reports.

In all, seven sites reported to have metal air emissions exceeding one tonne while this was the case for four sites in terms of metal emissions to water. In line with the Group objective, these sites are required to have a numerical reduction target set for the period 2006-2010. However, the sites indicated that more time is needed to define a quantitative target as a detailed analysis is needed on the progress that can still be made. For that reason, it was decided to postpone the adoption of numerical targets until September 2007.

Objective 2

All industrial sites will implement an independently certified environmental management system.

All sites have to comply with the applicable laws and regulations and company standards and monitor their compliance regularly.

The presence of certified management systems, which were implemented within Umicore in 1999, has proven to be a driver for continual improvement. Fifty-one percent of the sites have already implemented both a certified environmental management system and a compliance programme (figure 6).

Some 73% of the sites have already obtained the ISO 14001 certification compared to 55% in 2005. Thirteen percent of the sites have started a project to implement an environmental management system.

Fifty-five percent of the sites had an internal programme to systematically check and implement new regulatory requirements (see figure 2). These programmes often include an internal

FIG. 2: ENVIRONMENTAL MANAGEMENT SYSTEMS AND REGULATORY COMPLIANCE PROGRAMMES


100
80
60
40
20
0
certified environmental management systems
site regulatory compliance programmes
yes
in progress
no

audit procedure and a procedure to track changing or new EHS regulation in their region.

It is expected that further significant progress will be made in the course of the coming years.

Objective 3

All industrial sites are to assess the nature, extent and related risk of the impact that their current and past activities are causing or have caused to soil and groundwater. For those sites where significant risks have been identified, remedial action should be initiated by the end of 2010.

Umicore's intention not to leave the legacy of historic pollution to future generations has already led to risk and impact assessment projects as well as remediation actions at all its major sites in a number of regions in the world (see page 44-45). This objective is intended to ensure that all the other sites have a full understanding of their historical risk. At the end of 2006, 38% of all sites had already implemented an assessment programme in line with the requirements of the objective.

In addition, environmental due diligence audits that were carried out in the framework of acquisition projects regularly included soil and groundwater checks in accordance with this objective.

In view of the complexity of this matter, further assistance will be provided to the sites to initiate actions in the context of this objective.

FIG. 3: IMPACT ASSESSMENT PLANS SOIL & GROUNDWATER


yes
in progress
no

Objective 4

All sites (including office buildings) must have an approved and implemented energy efficiency plan.

For sites with an energy consumption of more than 75,000 gigajoules per year, a numerical target based upon BAT ("best available techniques balancing the costs to the operator against the benefits to the environment") is required.

Seventy seven percent of our plants (including the main office buildings) have set up an energy efficiency plan. Forty percent of them have already implemented an energy efficiency plan while 37% are developing such a plan (figure 4). Often, the project starts with drafting an energy profile to serve as a basis for the plan to be developed.

These plans include following elements:

- Energy survey of equipment and installations
- Conversion to other energy carriers
- Lighting survey
- In office buildings, actions are related to energy efficiency of heating systems, switching off lights and PC's etc.

The main sites in Flanders have already submitted their energy plans in accordance with the conditions of a covenant with the regional government (see "Environment, Health and Safety report 2003" page 23). Other sites (e.g. Eijsden, Angleur, Tottenham) have also implemented energy efficiency plans as part of specific agreements with the local authorities. Based

FIG. 4: ENERGY EFFICIENCY PLANS


yes
in progress
no

upon this first inventory, the intention is to develop a more structured approach in 2007 to manage the Group's energy plans.

Eighteen sites with an energy consumption exceeding 75,000 gigajoules (ref. 2006), were required to set a numerical reduction target for energy consumption by the end of 2006.

Many sites requested more time to develop a quantitative reduction target. Indeed, they want to carry out a thorough energy audit to evaluate the current situation and identify possible energy conservation actions. To that end, the company has postponed the setting of a numerical target until September 2007.

Objective 5

All business units are to have a basic EHS data set available for all their products.

Umicore devotes significant attention to communicating proper product hazard information to its customers (see also page 37 for case report on product hazard communication). Material safety data sheets (MSDS) are developed for all products and for the different countries in which they are sold.

The purpose of this objective is to further enhance the physical, chemical, toxicological and eco-toxicological knowledge of Umicore's products beyond the information that is already taken into account in the preparation of the MSDS sheets. Indeed, while the MSDS sheets are based on the best information currently available, the planned additional data will provide further refinement to the assessment of hazards. For example, with the REACH regulation coming into force in June 2007 in the European Union, this objective will contribute, for an important number of products, to the EHS data requirements that are part of the scope of this regulation (see page 118).

In total, Umicore identified some 1,500 commercial products that are sold to the market. Twenty-one percent of these products have an additional data set under development or already completed, on top of the already available MSDS sheet (figure 5). It is important to note that the majority of the higher volume products (e.g. cobalt, nickel, zinc and silver products) are part of this 21%.

During 2007, along with the company's REACH implementation programme, an additional effort is planned to make further progress on this objective.

FIG. 5: ADDITIONAL PRODUCT DATA SETS


number of data sets in development
number of data sets completed
number of datasets to be started

FIG. 6: GROUP ENVIRONMENTAL OBJECTIVES 2006-2010 OVERVIEW STATUS 2006


100
80
60
40
20
0
emission improvement plan
management system and regulatory compliance programme
impact assessment soil & groundwater
energy efficiency plan
product EHS dataset
yes
in progress
no

SOIL REMEDIATION IN FLANDERS AND FRANCE

On 23 April 2004, Umicore signed a covenant with the local waste authorities (OVAM) and the Regional Minister of the Environment in the Flemish Region of Belgium by which Umicore committed to spend €62 million in the next 15 years to remediate the historical pollution at four sites and some surrounding residential areas. On top of this, a joint fund of €30 million (half of which was contributed by Umicore, the other half by the regional authorities), was created to address remedial works in the surrounding environment over the next ten years. The full costs related to these efforts have already been provisioned in previous years.

"The Umicore Way" states clearly that Umicore "actively partipate(s) in the management and remediation of risks that are the result of historical operations".

Flanders

The covenant contains a clear agenda, with well identified priority projects and execution schedules for each site.

Umicore extended the remediation of its zinc plants in Balen and Overpelt to the surrounding residential areas. For more details see case study on page 45. The Group has completed the excavation works at the site in Overpelt and has made good progress in Balen.

Umicore also completed the preliminary work to remediate the Bankloop brook in Olen, which is scheduled to start in 2007.

In early September, the Hoboken site started the remediation of the adjacent Moretusburg residential area. Some 700 gardens are to be cleaned up by the end of 2007. The top layer of the soil will be excavated and replaced by fresh soil, to be covered by a new lawn. The excavated soil will be used to build an on-site wall to help reduce noise hindrance from the plant. The local population had been extensively briefed ahead of and during the clean-up.

France

But Umicore's efforts are not limited to its Belgian sites. In France, Umicore reached an agreement in principle with the local authorities to find a sustainable solution for the remediation of the site in Viviez. The Group also initiated the immediate clean-up of Laubarède, a site dedicated to host the future location of the regional emergency centre.

In Auby, not only did Umicore make progress in terms of the on-site remediation, but more importantly, it worked with the local authority to remediate a schoolyard. Another project is ongoing to remediate a public park and some private gardens.

Umicore's remediation programme will continue to make progress in the coming years.

In 2006, total provisions for the remediation works worldwide amounted to € 135.7 million.



Bene Janssens
Environmental Coordinator Umicore
Zinc Alloys Belgium, Balen & Overpelt

Umicore extends clean-up to residential areas

The rehabilitation program in Flanders is one example of Umicore's extended remediation activities with the firm intention not to leave the company's historical pollution legacy of more than 120 years of industrial activity to future generations. Umicore in 2006 extended the scope of the clean-up of its Balen and Overpelt plants to the nearby residential areas which it had agreed to remediate under the terms of a 2004 landmark agreement with the Belgian regional Flemish authorities.

In the past, in accordance with a practice common at the time, private citizens often used these ashes obtained from the thermal processing of zinc ores, to pave their drive-ways. The owners felt this material provided excellent stability and could also be used as an efficient way to root out weeds. However, these ashes contained residual zinc and cadmium, now known to present a potential health hazard. Umicore's remediation program provided for the removal of the zinc ashes.

Following the publication in early 2006 in the Lancet Journal of Oncology ("Environmental exposure to cadmium and risk of cancer: a prospective population-based study", Nawrot et al. The Lancet Journal of Oncology, 2006) of an epidemiological survey associating for the first time environmental exposure to cadmium and the development of lung cancer, the Flemish government published a 39 point action plan. As a proactive contribution to this plan, Umicore agreed to accelerate the removal of the zinc ashes.

The excavation works started almost simultaneously in the residential areas surrounding both the Balen and Overpelt plants and are expected to be completed by the summer of 2007, removing an important source of potential contamination. Prior to the start of the clean-up, all efforts were made to inform the local population about the status of their gardens and the timing of the excavation works.


umicore

"School is out early and we used to wander around in the city before going home. But these days I get to play soccer with my friends in the indoor sports hall, even when it rains! We got new gyms and clean shirts and a perfectly round ball."

Umicore set up the "Vida Melhor" ("Better Life") project in 2004, the philosophy of which was to help children around its plant in Guarulhos stay off the streets after school. Umicore made available its company sports hall and equipment, while the local government provides the sports teachers. Over 200 children participate in the project.

Alisson Luiz da Silva, 12, the boy holding up the T-shirt.



Social Report

WE WORK ETHER


"I joined Umicore because
I felt I had found a company
which does more than pay
lip service to the notion of
sustainable development.
I am proud, together with
my team, to have been able
to put in place indicators
which ensure that we do
what we say and that we
say what we do."
Ursula Saint-Léger,
Senior Vice-President Human
Resources

HUMAN RESOURCES

Some of the major Human Resources challenges and projects are highlighted in this introduction to the Social Report. The subsequent pages detail the progress made in implementing the new Social Objectives, showing the status for 63 Umicore sites. Additional key performance indicators are also shown, to illustrate some of the underlying actions which have been undertaken. The Social Report concludes with an overview of the health and safety performance of the Group.

Communicating with global senior management

In early 2006, the Executive Committee formulated the 2010 targets for the organisation. The top management of the company organised seven "road show" meetings across the globe to communicate this vision to about one thousand managers who participated in those meetings. The one-day event allowed for an open interaction with the top management, during which the audience could also give its reaction via an electronic voting system (see chart on the outcome of the vote on the significance of Umicore working on sustainable development). In certain areas, this event was also used to organize in parallel certain training and discussion sessions on the practical application of the Code of Conduct.

WORKING ON SUSTAINABLE DEVELOPMENT



Will make a difference 65%
Is a trend until the next one comes along 11%
Is an overload of reports far away from daily business reality 11%
Is there to please the CEO 4%
Is there to please the market 9%

Growing presence in Asia

Umicore's presence in Asia continued to grow during 2006. This was particularly the case in Greater China, where several new acquisitions were completed. The Technical Materials business unit acquired two new operations; one in Suzhou and the other in Yangzhong. Zinc Alloys acquired a majority stake in a zinc smelter in Kunming. As a result, the consolidated headcount in Greater China rose from 399 at the end of 2005 to 1,953 at the end of 2006 (an increase of 1,554). The headcount of the associate companies rose from 1,065 to 1,149. A case study on page 59 details Umicore's approach regarding the integration of those new acquisitions.

In other parts of Asia, Umicore is also lining up for further growth. In September, Umicore decided to combine its various Japanese subsidiaries under a single country management structure. This should support the ambition to grow the Group's business in that country.

Restructuring of some sites

During 2006, the headcount at some sites was reduced but the Group made sure that this was done in a respectful manner, offering new opportunities to the people involved.

Two sites were involved in the United States. Firstly, production of cobalt powders was halted in Maxton, NC. The employees involved were offered severance packages and outplacement assistance. In addition, Umicore was successful in petitioning for special employee educational programmes. Umicore petitioned the US Department of Labor on behalf of Maxton employees for special education funds and extended unemployment benefits. The Group was granted approval for such benefits under the Trade Adjustment Assistance Act. This means that qualified employees can receive educational assistance and enhanced unemployment benefits (so they can go to school). Secondly, the automotive catalysts joint-venture operation in Calvert City will be closed by mid-2007 and Umicore is pursuing a similar programme.

In the Philippines, Umicore Specialty Chemicals Subic decided to reduce its staff after halting the processing of cobalt. As a first step, the contracts of temporary workers were not renewed, reducing staff numbers from 176 to 150 within the period of six months from May 2006 to October 2006. The number of employees was reduced further during the last quarter, from 150 to 122, when 28 employees accepted the conditions of an early retirement and voluntary redundancy programme. This programme will continue in 2007 to bring the total number of staff down to 93 by the end of 2007.

Zinc carve out

In February 2006, Umicore announced the start of a process to separate the Zinc Alloys business from the core activities of the Group. A lot of effort went into designing a new organizational and legal structure in which the 3,248 employees involved in Belgium, France, China and Thailand would be grouped. The new organization is now called Umicore Zinc Alloys.

In December 2006, Umicore announced its intention to combine its zinc smelting and alloying assets with those of Australia's Zinifex.

Leadership and communication training

2006 was a year of intensive training activities within Umicore. All seven Regional HR departments deployed their regional training modules, while a number of world-wide training programmes were launched at Group level.

The main topic was "leadership and communication". The 2005 employee opinion survey had detected a development gap in this area. Several training modules were designed and delivered at all levels of management and supervision.

At Group level, two training programmes were introduced to prepare managers for further steps in their career. Umicore was closely involved with several internationally recognized business schools to design these customized programmes.



Nicola Söger
R&D lab manager, Automotive Catalysts, Hanau, Germany

Managers train to be leaders

The overall results of the employee opinion survey completed in 2005 showed consistent progress and action plans have been drawn up to do even better.

"People leadership" and related categories (direct supervision, teamwork, empowerment, communication) were identified as the top priorities for further improvement. Umicore's management population generally gave high marks in these areas but the worldwide survey made clear that more effort is needed to create the same positive appreciation of Umicore's leadership practices towards other employees.

Specific intensive training programmes were set up in parallel with detailed action plans at unit and site level to improve this situation. The 2007 opinion survey will show how effective these plans have been.

Nicola Söger is one of many managers who participated in 2006. Nicola is an R&D lab manager working for the Automotive Catalysts business unit at the Hanau site in Germany. She is also a key member of the Global Technology Teams and is working on the development of catalysts for diesel emission control systems.

"We learned a lot regarding the importance of communication and feedback and I experience every day how much it helps." The training programme made sure the focus was on practice and not on simply passing on theoretical knowledge: "We did many 'live-case-studies'; my personal light-bulb-moment was to learn how I am perceived by others and especially how I can work with my team and MOVE it." MOVE stands for "Mensch, Organisation, Veränderung, Erfolg" (Man, Organisation, Change, Results).

Nicola enjoyed what she described as a pleasant atmosphere working with and getting to know people she had never met before and building up networks: "I see this network independently from my role as a leader as a very positive add-on which even leads to some nice private contacts."

Applying what she had learned, Nicola focused on improving the communication within the team, building up mutual confidence and intensifying her faith in the abilities of her co-workers.

"I feel pretty certain that my team members will tell me if there's something wrong. For example, I set up an informal and relaxed year-end meeting with each of my direct reports, not only to provide but mainly to receive their feedback. I feel that they very much appreciate the feedback and the time I pay them."

INTERNATIONAL PRESENCE & WORKFORCE



Umicore presence

	Production sites	Other sites	Workforce
Europe			
Austria	1	-	113
Belgium	8 (1)	1	3,608 (57)
Czech Republic	-	1	2
Denmark	-	1	14
France	8	2	1,249
Germany	9 (1)	2 (1)	1,944 (54)
Hungary	-	1	8
Ireland	1 (1)	-	601 (601)
Italy	1	3 (1)	81 (10)
Liechtenstein	1	-	95
Netherlands	2	-	119
Norway	1	-	58
Poland	-	1	12
Portugal	1	-	45
Russia	-	1	5
Slovakia	1	-	29
Spain	-	2 (1)	15 (2)
Sweden	2 (1)	1	282 (248)
Switzerland	1	2 (1)	56 (24)
United Kingdom	5 (3)	3 (1)	103 (60)
Ukraine	1 (1)	-	748 (748)
Asia / Pacific			
Australia	1	2	62
China	12 (5)	6 (2)	3,076 (1,144)
India	-	1	13
Japan	2 (1)	2 (1)	118 (73)
Malaysia	1	-	59
Philippines	1	-	122
Singapore	1	-	22
South Korea	2 (1)	1	216 (127)
Taiwan	1	2 (1)	26 (5)
Thailand	2 (1)	1	1,087 (1,020)
Americas			
Argentina	1	-	20
Brazil	3	1 (1)	630 (6)
Canada	3	-	240
Peru	1 (1)	-	420 (420)
United States	10 (1)	2	370 (29)
Africa			
South Africa	2 (1)	1	1,512 (1,310)
TOTAL	86 (19)	39 (10)	17,180 (5,938)

Figures in brackets denote "of which associate companies". Where a site has both production facilities and offices (eg Hanau, Germany) it is classified as a production site only.

GROUP SOCIAL OBJECTIVES 2006-2010

In the "2005 Report to the Shareholders and Society" Umicore published five Group social objectives for the period 2006 - 2010. These objectives are in line with the principles of "The Umicore Way" and are part of the overall Group Sustainable Development objectives. The objectives offer flexibility for all the sites to contribute at their own pace to the overall 2010 target.

The social objectives apply to 63 sites. During the next four years, this measurement will be the base from which to evaluate progress against the set targets. The information obtained on the status of the objectives was collected through the Group's social data management system. The external report verifier (ERM -CVS) evaluated the actions related to the objectives as part of its on site social data verification.

In the summary graph (see page 5), the status is reported as a percentage of the total number of sites, using the following legend:

- "yes": the improvement plan is fully deployed at the site
- "in progress": actions are being analyzed and prioritized and the improvement plan is being developed but not yet fully deployed
- "no": no specific actions have yet been taken

In this section, we provide more details on the status of each social objective and we report on additional KPI's gathered using the same Group social data management system. As a general comment, we want to stress that as these objectives were deployed for the first time, some sites found it difficult to grasp their full extent. For this reason, some uncertainty exists as to the accuracy of some of the percentages listed.

Objective 1

All industrial sites must develop and implement a local plan to address **accountability to the local community**. This plan must identify relevant stakeholders and determine the process through which to address stakeholder concerns, as well as set out the voluntary initiatives towards the local community in which the site wishes to engage.

As illustrated in figure 1, 29% of the sites have implemented a plan to address accountability to the local community while 45% of the sites are in the process of developing a plan.

These local action plans include initiatives such as organizing annual meetings with the people living in the neighbourhood of the plant, regular meetings with local authorities, organizing open days for the general public and for family members of the employees, addressing complaints (if any) from the neighbours, implementing action plans to reduce the impact on the environment (e.g. noise control) and the publication of a local EHS report.

An important step in designing a complete action plan per site is the identification of relevant stakeholders and identifying the potential impact that the site might have. Sometimes this exercise is straight forward; in other cases it is more difficult, especially when the plant consists of a small operation situated in a large industrial park or office building, with only other industries or companies as their neighbours. Further efforts will be made in 2007 to support these sites and to assist their efforts in carrying out systematic screening of their relevant stakeholders.

Umicore has four large-scale operations in the Flanders region of Belgium, employing some 3,180 people. As a result of this presence, the company has a well-defined and broad set of

FIG. 1: ACCOUNTABILITY TO THE LOCAL COMMUNITY


yes
in progress
no

regional stakeholders in Flanders. In 2006, for the first time, Umicore organised a regional stakeholder dialogue at its Olen site on 23 May, involving more than a dozen targeted stakeholders. At this event questions to management (which included the CEO) focused on the sourcing of raw materials, the status of the clean-up activities around Umicore's sites in Flanders, an overview of the progress in work safety performance and the Group's new environmental targets up to 2010.

Many sites, including the commercial offices and headquarters, are involved in voluntary and charity-related activities. These activities range from donations to local cultural, educational or sporting activities to employee volunteering in community activities. These activities are grouped under the Group umbrella of "Umicare" (see Report 2005) but the decision-making process regarding the identification of projects and level of funding or employee commitment is managed and implemented at local level.

Objective 2

All sites must develop and implement a local plan to be a **preferred employer.** Taking into account the local culture and labour practices, this plan should strive to: retain our employees, create a positive image towards future valuable employees, encourage our employees to develop their careers.

FIG. 2: PREFERRED EMPLOYER


yes
in progress
no

As illustrated in figure 2, only 22% of the sites report having implemented a local action plan to be a preferred employer, while 52% are still developing their action plans. Given the fact that a number of Umicore's operations are rather small scale sites in countries where Umicore does not have a national or regional exposure, this objective has to be interpreted in relation to the scale of the operation. During 2007 further efforts will be made to re-frame this objective with the sites. The aim is not necessarily to seek a general recognition as an attractive employer in the wider job market but to strive to achieve a strong reputation in specific schools and certain domains of specialization in the local communities in which we operate.

In some countries, Umicore regularly participates in job fairs to promote its attractiveness to future graduates, as was the case in 2006 in the universities in Darmstadt and Aachen (Germany) and in Leuven, Ghent and Antwerp (Belgium).

In 2006, Umicore was selected among 34 companies in Belgium as one of the "Best companies to work for". Umicore can use this recognition during the year 2007 in recruitment campaigns.

Alongside the external dimension of being a preferred employer, Umicore also strives to be a preferred employer for the people already working in the company. For this purpose, two more Key Performance Indicators were implemented during 2006: the number (and percentage) of voluntary leavers and the absenteeism rate. Both KPIs were gathered through the Group's social data management system (for the consolidated entities only) and have been audited.

The most significant KPI is the number of people **voluntarily leaving** Umicore. In total 2.93% of Umicore employees decided to leave the company (apart from retirement or voluntary redundancy). This is in line with the low numbers registered in the past and is a strong indicator that people indeed prefer to pursue their career at Umicore. There are some regional differences in this indicator with the Asian countries registering a higher ratio of voluntary leavers. This is the case, for example, for Greater China, where 6.6% of Umicore's employees left the company voluntarily in 2006. This ratio is still significantly below the national Chinese ratio of 11% (all industries), which is inflated by the rapid economic growth in this part of the world.

VOLUNTARY LEAVERS


15
12
9
6
3
0
Belgium & Northern Europe 1.73%
France & Southern Europe 2.05%
North America 7.84%
South America 1.30%
Asia 7.5%
Germany, Central and Eastern Europe & South Africa 1.93%
Greater China 6.6%

Another KPI is the **absenteeism** ratio (sickness days). On group-wide level, an absenteeism rate of 2.87% was reported. Again, this is a relatively low number. Differences in regional figures were also recorded. In the non-European regions, the absenteeism rate is low (ranging from 0.52% to 1.42%) reflecting both cultural attitudes against taking sickness leave and the economic consequences of loss of income during the sickness period. In the European regions, the ratio ranges between 2.84% and 4.38%. In this part of the world, the higher absenteeism rate probably also reflects a mindset and legal frameworks, where people report sick more easily. In the coming years, further external benchmarking data will be gathered for this indicator.

Finally, as part of their efforts towards being recognized as a preferred employer, sites implemented a number of local action plans to address issues raised in the 2005 people survey. During 2007, all sites will participate in a new people survey, which will provide an update on the internal perception of Umicore as a preferred employer.

Objective 3

All sites must develop and implement a local plan for **constructive internal dialogue and open communication.** Taking into account the local culture and labour practices, this plan should strive to: value the feedback from employees; enhance participation in the regular Group-wide people surveys and ensure adequate follow-up actions; appraise employees regularly; ensure constructive dialogue with employees and their representatives.

As illustrated in figure 3, more than 60% of the sites already have a local plan in place on the topic of "constructive dialogue and open communication", while more than 25% are in the process of developing theirs. Many platforms for dialogue are in place, ranging from formal work council meetings to general meetings with all employees (so called town-hall meetings) or team meetings to monitor the progress of the action plans of the 2005 people survey, as it was the case for the different business lines of Technical Materials.

FIG. 3: CONSTRUCTIVE DIALOGUE


yes
in progress
no

Another example refers to a special meeting of the European works council at the Hanau site, which was organised in order to inform works council members from other European countries on how the German model of dialogue works.

Another Key Performance Indicator which reflects to a certain extent the quality of the internal dialogue is the (absence of) days lost through **strikes**. In total 148 days (1 day equals one person on strike) were lost to strike action in Belgium and France at all sites. There were no incidents where a whole site was on strike. These 148 days represent the sum of a few minor actions, involving only small numbers of people. In half of the cases, the cause of the event was external to the company. These included national protests against government decisions for example in Belgium, France and South Africa.

Objective 4

All sites must develop and implement a local plan to encourage **learning and development** of our employees.

Figure 4 shows that 58% of the sites have already implemented a local plan, while 33% of the sites are in the process of developing one. Most of the sites have a long-standing tradition of managing training and development activities, in line with quality systems and local legislation.

Most of the Umicore employees participate in appraisal interviews where development opportunities are discussed. Changes in the work environment and other initiatives may also lead to specific training programmes.

The number of **training hours** is another KPI which is reported via the Group's social data management system. In total this results in an average of 32 hours or 4 days per training per person. There are significant differences in the average number of training hours in the different regions and countries. The main reason is that not all regions have yet registered the on-the-job training in a uniform way. On-the-job training is a very intensively used way of training people at Umicore, especially on the shop floor. However, this parameter is difficult to capture in a systematic way. In those areas of the organisation where on-the-job training is measured, the average amount of hours varies between 40 and 66 hours. In regions where only classroom training is recorded, the average amount of training hours varies between 12 and 24 hours. In 2007 more effort will be made to streamline the process of capturing all relevant training hours.

As mentioned on page 50, 2006 was a year of intensive focus on leadership and communication training activities in Umicore. Some examples of training activities include the MOVE training curriculum in Germany, offering a personal development programme for all young managers and a leadership development programme for all managers who take up a new leadership role; see case report on page 51. Also other regions developed their regional offer of training modules.

FIG. 4: LEARNING AND DEVELOPMENT


yes
in progress
no

Objective 5

All sites must develop and implement a local plan to apply the group policies for **equal opportunity and diversity, respect of Human Rights** and Umicore's Code of Conduct.

As figure 5 illustrates, 64% of the sites have implemented a local plan to address equal opportunity, diversity and respect of the Code of Conduct and human rights, while 34% have started the development of such a plan. The policy on the respect of human rights was implemented by all sites.

The policy on human rights was formally introduced in February of 2006. The Human Rights Policy (an annex of the Code of Conduct) is available on the Group website and covers all relevant areas including child labour, forced labour, the right of employees to organise themselves and to organise collective bargaining on employment conditions. Umicore also strives to promote equal opportunities. The Human Rights Policy was translated into all relevant languages and was communicated to all employees. During this process, no breaches of these principles were reported.

In the 2005 report, the gender statistics were published for the first time. As illustrated in figure 6, in 2006 there is a moderate, but consistent progress in all levels of the organisation. A major contribution came from the Chinese region, where the level of female employees – including managerial levels – is higher than the Umicore average.

In order to elaborate future plans to improve the gender ratio at management level, a world-wide discussion forum took place in December. This took the form of an on-line virtual debate using specially adapted software. 49 female managers (accounting for about a quarter of the total female management population) shared their experiences of working at Umicore and their ideas for future actions. The results have been communicated to all female managers and the top management.

Another initiative was taken by the HR department in Germany which participated in a "girls day" in Hanau, as part of a country-wide initiative to motivate schoolgirls to undertake apprenticeships in jobs that have traditionally been dominated by men.

FIG. 5: EQUAL OPPORTUNITY


yes
in progress
no

FEMALE EMPLOYEES


25
20
15
10
5
0
All employees
All managers
Senior managers
2005
2006



Claire Chen
HR Director Greater China,
Shanghai, China

Introducing new acquisitions to "The Umicore Way"

Umicore acquired two companies in China in early 2006, one in Suzhou and one in Yangzhong. The operations were added to the worldwide Technical Materials plants network. Integrating these new operations was a key priority for the Technical Materials business unit, as well as for the Country Human Resources Director in China.

According to standard Umicore practice, an integration plan with clearly defined actions and responsibilities was drawn up to bring both operations up to speed in terms of Group standards on productivity, commercial conduct, environmental responsibility, health and safety and social objectives.

Combining the best of both worlds – bringing in a Chinese managing director with a proven track record at other Umicore operations in China and a German expatriate to assist the technical alignment – facilitated the process. Intercultural training sessions were set up to bridge the cultural gap between the European colleagues involved in the integration process and their Chinese peers.

The new co-workers in China got their first introduction to the Umicore HR systems through including them in training sessions with co-workers from other Umicore sites and by organising workshops with managers and supervisors in the two new sites.

Environmental, health and safety codes are being put in place, as awareness needs to grow further. This will require more time and effort. In June 2007 the two sites in Suzhou and Yangzhong will, together with all other Umicore sites, participate in the next world-wide people survey.

OCCUPATIONAL SAFETY

Scope of the safety reporting

The safety report includes all the lost time accidents that occurred at sites managed by Umicore. Accidents that happened on the road to or from work are not included in the Group occupational safety statistics.

Lost time accidents involving contractors are not yet included in this overview.

2006 review

For the first time since 1997, the number of lost time accidents rose from 108 in 2005 to 117 in 2006. This resulted in a frequency rate of 7.2, up from 6.3 the year before and compared with a target of 5 (see figure 1). However, the severity rate decreased to 0.20, down from 0.22 in 2005 but fell short of the 2006 target set at 0.17 for 2006 (figure 2). The Belgian sites accounted for nearly 50% of all lost time accidents, followed by the Chinese sites with 16% of all accidents.

The company was also deeply saddened by the death in January 2007 of a 38 year-old colleague at the site in Viviez, France, who was involved in an accident while handling zinc sheet coils.

A detailed analysis of the 2006 lost time accidents found that behavioural aspects, along with organizational issues such as the lack of regular safety training, are often the cause of lost time accidents. Moreover, the lack of a systematic assessment of workplace-related risks during the engineering phase or operational maintenance also played a significant role.

"The Umicore Way" clearly states "not to compromise on a safe and healthy working environment for all and (to) seek continual improvement of our occupational health and safety performance". The interruption of steadily improving safety results underlines the need to continually strengthen the Group's occupational safety awareness. Umicore does not wish to settle for less than a zero accident working environment. To that end, the company has reinforced the intermediate safety goals set for 2007 (see table).

Safety objectives for the Group

	Frequency rate	Severity rate
2007	4.0	0.15

In 2006, Umicore started to collect frequency rate data for contractors and recordable injuries. While not yet mandatory, 40% of the sites already report on these data. This will enable the company to better understand and analyze potentially dangerous situations and support the development of safety objectives beyond 2007.

Umicore is in the final stage of developing a Group Environmental, Health and Safety Guidance that clearly details the safety expectations and requirements the sites and business units have to live up to.

FREQUENCY RATE UMICORE WORLD-WIDE


40
35
30
25
20
15
10
5
0
TARGET
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2006 2007

SEVERITY RATE UMICORE WORLD-WIDE


1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
TARGET
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2006 2007



Alfredo Luis Neves
Q-SHE Manager,
Brazil

Tackling process safety at Guarulhos

Achievement of success often creates its own fair share of challenges that need to be addressed. Indeed, the site of Guarulhos, Brazil, located in an urban area, has witnessed higher production volumes in the past few years resulting from the expansion of existing facilities and the implementation of new processes. Therefore the handling, management and control of hazardous substances such as hydrogen, chlorine etc. has increased significantly.

These changes are, however, also stretching the plant's infrastructure to its limits: the operations are located at the heart of the site with little free space.

Therefore, Umicore Brazil decided that the current situation required a thorough analysis. In the course of 2006 a project was initiated to turn Guarulhos into a site living up to the highest standards in terms of process safety. The project started with a comprehensive evaluation of the site's specific internal and external risks. It focused on the identification of possible management scenarios in order to further control the risks. In 2007, an action plan will be drawn up based on the results of this assessment.

OCCUPATIONAL HEALTH

Scope of the health reporting

This performance review focuses on specific occupational health risks related to lead, cadmium, platinum salts and cobalt exposure. The collected data are derived from those sites relevant to these exposures. These sites are specified in the text.

2006 review

Umicore is making all efforts to eliminate occupationally related illness and to promote well-being in the workplace. Workplace hygiene conditions play a key role in minimizing exposure to specific hazardous chemicals. In this regard, the sites are required to set up programs to evaluate working conditions including measuring industrial workplace hygiene conditions.

In view of the range of Umicore's activities and operations, the main emphasis is on metal exposure given its important potential risk to exposed workers. In 2006, key occupational health and individual hygiene indicators were integrated into a new EHS data management system. However, the reporting on these indicators is not yet deployed in the sites.

Lead

The results of the biological monitoring of lead at the Hoboken site showed a decrease to 17.1 microgrammes per decilitre of blood down from 18.3 in 2005 and 30 in 1997 (see figure 1). Only 8% of the lead sampling results exceeded the level of 30 microgrammes per decilitre of blood, compared to 11.5% in 2005. In 2006, specific actions were implemented to reduce lead exposure at those workplaces with the highest levels. For example, the presence of lead at the smelter division decreased to 27 microgrammes per decilitre of blood compared to 31 in 2005.

LEAD IN BLOOD AT UMICORE'S HOBOKEN SITE



30
25
20
15
(µg/dl)
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Cadmium

In January 2006, the medical journal "The Lancet Oncology" published a study associating the development of lung cancer to environmental exposure to cadmium among the people living close to Umicore's zinc operations in Belgium (Balen and Overpelt). Following this publication, Umicore committed to evaluate the feasibility of a cancer study amongst its workers previously exposed to cadmium at the workplace. This study, which is part of the action plan issued by the Flemish Minister of Environment, will be finalized by the end of 2007.

In 2006, the biological monitoring of cadmium in urine of workers at the Balen and Overpelt sites showed a level of 0.79 microgrammes per gramme of creatinine. Although slightly higher compared to the level of 0.61 microgrammes per gramme of creatinine in 2005, the level does not pose any specific health risk to the workers. Today, 2 microgrammes of cadmium per gramme of creatinine is considered to be a safe level for the general population.

Platinum

In 2006, Umicore reported two new cases (one in Guarulhos, one in Port Elizabeth) of platinum salt sensitization compared to three cases diagnosed in 2005 and two cases in 2004. In total some 160 employees are potentially exposed to platinum salts, mainly in the precious metal refineries and in some plants that produce automotive catalysts. For more details on how Umicore manages this occupational health risk, see page 63.

Cobalt

Today, all production sites involved in the handling of cobalt (Arab, Chungnam, Fort Saskatchewan, Maxton, Olen, Shanghai and Subic) have implemented a biological monitoring programme and report the results in a standardized way. The average cobalt in urine concentration for 2006 amounted to 26.0 microgrammes per gramme of creatinine. It should be noted, however, that the results are very diverse at the relevant sites, with the average exposure at some sites as low as 4 microgrammes per gramme of creatinine, compared to higher average scores closer to 50 microgrammes per gramme of creatinine. As was mentioned in the 2005 annual report (see Report to Shareholders and Society, page 63), a systematic dust abatement programme is underway that is expected to further improve the biological monitoring results in the years to come.



Gary Sommer
Corporate EHS Manager Umicore North America

Managing sensitivity to platinum salts within Umicore

Allergy caused by exposure to platinum chloride salts is an occupational disease that has special relevance for Umicore's precious metals activities. Platinum salts (eg. hexachloroplatinates and hexachloroplatinic acid) are important intermediates in the manufacturing of various platinum containing products. Unfortunately, exposure to these substances could cause susceptible individuals to demonstrate severe allergic reactions and/or asthma if unchecked.

Prevention of exposure of individuals who are sensitive to platinum salts, medical screening and employee education are essential to eliminate the occurrence of occupational diseases. Because of the individual nature of developing allergies triggered by platinum salts, Umicore set up an occupational health screening for all of its sites handling the material.

Doctors do a screening including filling out a detailed questionnaire and performing a regular skin prick test. A small sharp lancet pricks part of the skin which is covered by drop of a diluted solution of platinum salt. Susceptible persons will develop a local rash of raised hive, referred to as a "wheal".

Once an employee is found to be sensitive to the salt, removal from the exposure area is paramount to prevent the disease from turning into an asthmatic condition.

Adequate industrial hygiene and employee training, backed up by proper engineering controls, help to ensure the prevention of exposure. Umicore's facilities provide for improved hygiene equipment, extensive use of personal protective equipment, isolation chambers and engineered ventilation systems. Such facilities, including the use of disposable gloves when handling solutions and capture ventilation controls when transferring solutions go a long way to ensure safety in the workplace.

Understanding the risks of our products and handling them in a safe way constitute the cornerstone of Umicore's occupational health programs. Two new cases were reported in 2006 (see page 62, Occupational Health).

GLOSSARY

Biological monitoring:
Assessment of the health risk and/or exposure of industrial chemicals, through the evaluation of the internal dose.

Greenhouse gases:
Gases contributing to global warming such as CO_2, methane, etc.

ISO 14000:
"International Standards Organisation" specification for environmental management systems (ref. ISO).

OHSAS 18000:
"Occupational Health and Safety Assessment Series", an international occupational health and safety management system specification.

Secondary raw materials:
By-products of primary material streams.

Recovery:
The collection of waste materials with the aim of returning them to the recycling process.

Recycled materials:
Materials that have ended a 1st life cycle and will be reprocessed through recycling leading to a 2nd, 3rd... lifecycle.

Risk assessment:
The evaluation of the risks of existing substances to man, including workers and consumers, and to the environment, in order to ensure better management of those risks.

Sustainable development:
Development that meets the needs of the present without compromising the ability of future generations to meet their own needs (ref. UN World Commission on Environment and Development).

Toxic unit:
Formula to estimate total metal releases in terms of potential health or environmental impact.

Global Reporting Initiative® (GRI):
The GRI is a long-term multi-stakeholder, international process whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines (extract from the Sustainability Reporting Guidelines, 2002).

Frequency rate lost time accidents:
Number of lost time accidents per million hours worked. Accidents on the road to and from work are excluded.

Severity rate lost time accidents:
Number of calendar days lost per thousand hours work. Accidents on the road to and from work are excluded.

Microgramme per gramme creatinine:
Unit of the metal content in the urine.

Microgramme per decilitre blood:
Unit of metal content in blood.

EU Emission Trading System:
A scheme for greenhouse gas emission trading allowance within the EU (see EU Directive 2003/87/EC).

Lost-time accident:
A workplace injury resulting in more than one shift being lost from work.

Recordable injury:
A workplace injury resulting in more than one first aid treatment or in a modified working programme but excluding lost-time accidents.

BAT:
"Best Available Technique" to prevent or reduce emissions and the impact on the environment taking into consideration the costs ad advantages (see: EU Council Directive 96/61/EEC on Integrated Pollution Prevention and Control).

REACH:
Registration, Evaluation and Authorization of Chemicals; new EU chemical policy.

Headcount:
Number of employees (blue collar, white collar, managers) on Umicore's payroll at the end of the reported period. Number includes part-time, old age part-time and temporary employees but excludes employees with a dormant contract and subcontracted employees.

Voluntary leavers:
Number of employees leaving at their own will (excluding lay-offs, retirement, and end of fixed-term contract). This number is related to the total headcount.

Sickness rate:
Total number of working days lost due to sickness; excluding long-term sickness and days lost due to maternity leave. This number is related to the total number of working days per year (260 days).

Strike Days:
Number of days lost due to "declared" strikes. Work-stoppages of less than one day are not counted, unless they are repeated over a longer period of time.

Hours of training per person:
Average number of training hours per employee - including internal and external training and training on-the-job. Training on-the-job can include the hours a person is being trained on the shop-floor, without being fully productive. The total number of training hours is divided by the headcount.

Financial definitions

EBIT:
Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.

Non-recurring EBIT:
Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Metal inventory write-downs are part of the non-recurring EBIT of the business groups.

Recurring EBIT:
EBIT - non-recurring EBIT - IAS 39 effect.

Recurring EBIT margin:
Recurring EBIT of fully consolidated companies / revenues excluding metals.

IAS 39 effect:
Non-cash timing differences in revenue recognition in case of non-application of or non-possibility of obtaining IAS hedge accounting to

a) transactional hedges, which implies that hedged items can no longer be measured at fair value, or
b) structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or
c) Derivatives embedded in executory contracts, which implies that the change in fair value on the embedded derivatives must be recognized in the income instatement as opposed to the executory component where the fair value change in the income statement cannot be recognized.

EBITDA:
EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/- IAS 39 effect] of fully consolidated companies.

Revenues (excluding metal):
All revenue elements - value of purchased metals.

Return on capital employed (ROCE):
Recurring EBIT / average capital employed Historic, previously published figures are not restated.

Capital employed:
Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits – deferred tax assets and liabilities – IAS 39 impact.

Capital expenditure:
Capitalized investments in tangible and intangible assets.

Cash flow before financing:
Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.

Net financial debt:
Non-current financial debt + current financial debt - cash and cash equivalents - loans granted in a non-operating context.

Recurring effective tax rate:
Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.

EPS:
Earnings per share for equity holders.

EPS - basic:
Net earnings, Group share / average number of outstanding shares - treasury shares.

EPS - diluted:
Net earnings, Group share / [average number of outstanding shares - treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)].

EPS adjusted - basic:
Net recurring earnings, Group share / total number of outstanding shares - treasury shares.

EPS adjusted - diluted:
Net recurring earnings, Group share / [average number of outstanding shares - treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)].

Market capitalization:
Closing price x total number of outstanding shares.

NPAT:
Net consolidated profit, Group share, without discontinued operations.

The above financial definitions relate to non-IFRS performance indicators except for EPS, basic and EPS, diluted.

GRI INDEX

Umicore uses the recommendations of the Global Reporting Initiative (GRI) as the tool to guide the content of its reporting.

The report has been written by Umicore's Communications, Investor Relations, Environment Health and Safety and International Human Resources departments in collaboration with the business groups and corporate departments.

For information on GRI please visit www.globalreporting.org.

GRI Reference	Indicator	Page
	General	
	Vision and Strategy	
1,1	Sustainability vision and strategy	inside cover; 3
1,2	Chief Executive Statement	3
	Profile	
2.1-2.9	Organizational profile	Inside cover; 4; 9-13; 15; 19; 23; 27; 52-53; 80-82; 90; inside backcover
2.10-2.16	Report scope	4; 9; 11-12; 15; 19; 23; 27; 33-35; 40; 49; 83; 90; inside backcover
2.17-2.22	Report profile	this index, 33-34; 55; 57; 64-65; 110-113; 116-118
	More information at site level can be obtained at www.sustainabledevelopment.umicore.com	
	Governance structures and systems	
3.1-3.8	Structure and Governance	Inside cover; 112-116; 122-126
3.9-3.12	Stakeholder engagement	3; 11; 30-33; 37; 44-45; 46-47; 50; 54-56; 59; 119-121
3.13-3.20	Policies and management systems	Inside cover; 9-12; 40-43; 49-51; 54-58; 116-118; 121

GRI Reference	Indicator	Page
	Economic performance indicators	
EC1-2	**Customers**	4; 83; 70; 81-82
EC3-4	**Suppliers**	11; 70, 119
	Regarding indicator EC4 on contracts paid in accordance with agreed terms, this data is collected at site / business unit level but the company believes that providing aggregated company-wide data is not meaningful in this reporting context	
EC5	**Employees**	11
EC6-7	**Providers of capital**	4; 11; 13; 70-71; 120
EC8-10	**Public sector**	11; 70
	Regarding indicator EC8 on tax payments, Umicore reports all taxes paid by region in line with the secondary segment breakdown. Regarding indicator EC9 on subsidies and grants, subsidies received were not material (approximately €3 million) and therefore not detailed in this report	

GRI Reference	Indicator	Page
	Environmental performance indicators	
EN1-2	**Materials**	33-34; 38
EN3, EN4, EN17	**Energy**	34; 38; 42-43
	Regarding indicator EN3 on energy consumption per source, data is available but not reported in the context of this document	
EN5, EN22	**Water**	33; 38
EN6-7	**Biodiversity**	Not applicable
	These indicators will be reviewed in the context of the new G3 guidelines	
EN8-13	**Emissions**	35-36; 38
	Regarding indicator EN9 on use and emissions of ozone depleting substances, Umicore believes that this indicator is not relevant to its operations. For details of spills (chemicals, oils and fuels) detailed information is available at site level but is not reported in the context of this document	
EN14-15	**Products and services**	37; 43; 118; Umicore EHS Report 2001 p.10-12
	Regarding indicator EN15 on end-of-life reclaimability of products, this will be reviewed in the context of the new G3 guidelines	
EN16	**Compliance**	36; 38
	Social performance indicators	
LA1-4, LA9-12	**Labour practices and decent work**	11; 49-59; 81-82
	Regarding indicators LA1 and LA3, Umicore collects data regarding workforce breakdown (temporary contracts and long-term contracts) along with data on union membership and collective labour agreements. This data is not reported within the context of this document	
LA5-8	**Health and Safety**	60-63; Umicore EHS Report 2002 4-17
	Regarding indicator LA8 on policies / programmes on HIV / AIDS, Umicore has a programme at its site in Port Elizabeth (South-Africa)	
HR1-8	**Human rights**	15; 56-58
	Umicore has a specific Human Rights policy and Procurement policy (available on-line). See also 2005 Report to Shareholders and Society p.56-57; for collective bargaining see also indicator LA3-4	
SO1-3, SO5	**Society**	Inside cover; 50; 54-55; 121
	Regarding indicator SO2 on bribery and corruption see also Code of Conduct (available on-line). Umicore is also a signatory of the United Nations Partnership Against Corruption Initiative (PACI)	
PR1-3	**Product responsibility**	43; 118; Umicore EHS Report 2001 p.10-21 for full description of management approach
	Regarding indicator PR3 on customer privacy, Umicore does not consider this a relevant indicator as it is a business-to-business operation. Some privacy-related guidelines do, however, exist in the Code of Conduct (available on-line)	

Umicore Group
2006 Financial statements

Contents

Consolidated income statement

	Notes		2005	2006
				(€ thousand)
Turnover	9		6,566,531	8,815,000
Other operating income	9	(*)	71,346	79,353
Operating income			***6,637,877***	***8,894,353***
Raw materials and consumables		(*)	(5,408,516)	(7,484,547)
Payroll and related benefits	10		(574,196)	(590,173)
Depreciation and impairments	9	(*)	(145,273)	(156,568)
Other operating expenses	9	(*)	(356,917)	(435,957)
Operating expenses			***(6,484,902)***	***(8,667,245)***
Income from other financial investments	*12*		***214***	***11,121***
RESULT FROM OPERATING ACTIVITIES			**153,188**	**238,231**
Financial income	11		10,862	8,250
Financial expenses	11		(50,467)	(55,753)
Foreign exchange gains and losses	11		5,630	(912)
Share in result of companies using the equity method	17		30,511	49,700
PROFIT (LOSS) BEFORE INCOME TAX			**149,725**	**239,516**
Income taxes	13		(15,874)	(38,742)
PROFIT FROM CONTINUING OPERATIONS			**133,851**	**200,774**
Profit (loss) from discontinued operations	37		20,776	0
PROFIT (LOSS) OF THE PERIOD			**154,627**	**200,774**
of which: Group share			*142,200*	*195,848*
Minority share			*12,427*	*4,925*
				(€)
Basic earnings per share from continuing operations	36		*4.85*	*7.75*
Total basic earnings per share	36		*5.68*	*7.75*
Diluted earnings per share from continuing operations	36		*4.76*	*7.61*
Total diluted earnings per share	36		*5.57*	*7.61*
Dividend per share			*1.85*	*2.10**

* proposed

The notes on pages 74 to 109 are an integral part of these consolidated financial statements.

(*) In 2006, Umicore introduced a new chart of accounts into its consolidation process. As a consequence, some amounts in the 2005 statements had to be reallocated, leading to minor changes in the presentation of the accounts, but without any impact on the net results

Consolidated balance sheet

(€ thousand)

	Notes	31/12/05	31/12/06
NON-CURRENT ASSETS		**1,188,400**	**1,355,207**
Intangible assets	14,15	116,417	110,734
Property, plant and equipment	16	712,796	716,386
Investments accounted for using the equity method	17	179,982	211,422
Available-for-sale financial assets	18	31,016	48,092
Loans granted	18	5,324	2,606
Trade and other receivables	20	3,613	6,269
Deferred tax assets	21	139,253	259,699
CURRENT ASSETS		**1,748,525**	**2,420,742**
Current loans granted	18	4	37,181
Inventories	19	914,688	1,152,272
Trade and other receivables	20	717,713	1,047,155
Income tax receivables		9,570	9,189
Available-for-sale financial assets	18	406	328
Cash and cash equivalents	22	106,143	174,617
TOTAL ASSETS		**2,936,926**	**3,775,949**
EQUITY OF THE GROUP	23	**1,015,422**	**988,142**
Group shareholders' equity		**971,096**	**939,037**
Share capital and premiums		456,918	463,866
Retained earnings		678,811	827,503
Currency translation differences and other reserves		(136,055)	(312,810)
Treasury shares		(28,578)	(39,521)
Minority interest		**44,326**	**49,105**
NON-CURRENT LIABILITIES		**653,506**	**813,614**
Provisions for employee benefits	26	217,874	215,665
Financial debt	24	250,429	400,074
Trade and other payables	25	1,780	3,454
Deferred tax liabilities	21	40,899	44,246
Provisions	28,29	142,524	150,174
CURRENT LIABILITIES		**1,267,997**	**1,974,193**
Financial debt	24	370,996	587,793
Trade and other payables	25	842,562	1,279,896
Income tax payable		17,370	49,729
Provisions	28,29	37,068	56,775
TOTAL EQUITY & LIABILITIES		**2,936,926**	**3,775,949**

The notes on pages 74 to 109 are an integral part of these consolidated financial statements.

Consolidated cash flow statement

(€ thousand)

	Notes	31/12/05	31/12/06
Profit from continuing operations		133,851	200,774
Adjustments for profit of equity companies		(30,511)	(49,700)
Adjustment for non-cash transactions	30	*132,682*	*198,139*
Adjustments for items to disclose separately or under investing and financing cash flows	30	*40,082*	*69,194*
Change in working capital requirement	30	(77,016)	(415,549)
Cash flow generated from operations		**199,089**	**2,857**
Dividend received		12,483	18,673
Tax paid during the period		(46,523)	(41,676)
Net cash flow generated by (used in) operating activities	30	**165,049**	**(20,147)**
Acquisition of property, plant and equipment	16	(142,765)	(133,311)
Acquisition of intangible assets	14	(1,802)	(4,302)
Acquisition of new subsidiaries (net of cash acquired)	8	(3,153)	(35,714)
Acquisition of / capital increase in associates		0	(2,977)
Acquisition in additional shareholdings in subsidiaries		(4,831)	0
Acquisition of financial assets	18	(1,067)	(14,139)
New loans extended	18	132	(37,188)
Sub-total acquisitions		***(153,486)***	***(227,632)***
Disposal of property, plant and equipment		6,457	11,492
Disposal of intangible assets		103	3,409
Disposal of subsidiaries (net of cash disposed)		0	8,589
Disposal of / capital decrease in associates		0	985
Disposal of financial fixed assets		1,065	7,169
Repayment of loans	18	113,952	2,814
Sub-total disposals		***121,577***	***34,459***
Net cash flow generated by (used in) investing activities	30	**(31,909)**	**(193,173)**
Capital increase		12,795	6,948
Own shares		(3,096)	(10,944)
Interest received		8,677	7,489
Interest paid		(33,706)	(39,649)
New loans		102,218	894,784
Repayment of loans		(192,299)	(517,359)
Dividends paid to Umicore shareholders		(41,149)	(48,537)
Dividends paid to minority shareholders		(6,208)	(4,447)
Net cash flow generated by (used in) financing activities	30	**(152,768)**	**288,285**
Effect of exchange rate fluctuations on cash held		7,323	(4,440)
Net cash flow from continuing operations		**(12,305)**	**70,526**
Impact of change in scope on cash and cash equivalents		**0**	**295**
Net cash flow from discontinued operations		**(9,886)**	**0**
Total net cash flow of the period		**(22,191)**	**70,821**
Net cash and cash equivalents at the beginning of the period	22	104,427	92,122
Cash to discontinued operations	37	**9,886**	**0**
Net cash and cash equivalents at the end of the period	22	**92,122**	**162,943**
of which cash and cash equivalents		*106,143*	*174,617*
of which bank overdrafts		*(14,021)*	*(11,675)*

The notes on pages 74 to 109 are an integral part of these consolidated financial statements.

Consolidated statement recognized income and expenses

(€ thousand)

	Notes	2005	2006
Changes in available-for-sale financial assets reserves		9,301	16,332
Changes in cash flow hedge reserves		(137,809)	(249,014)
Changes in post employment benefit reserves		(40,504)	518
Changes in share-based payments reserves		1,869	7,712
Changes in deferred taxes directly recognized in equity		55,464	86,143
Changes in currency translation differences		59,399	(44,021)
Net income (expense) recognized directly in equity of continuing operations	23	**(52,280)**	**(182,331)**
Net income (expense) recognized directly in equity of discontinued operations		2,729	0
Profit (loss) of the period		154,627	200,774
Total recognized income		**105,076**	**18,443**
of which: Group share		87,734	19,093
Minority share		17,341	(650)

The notes on pages 74 to 109 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

The company's consolidated financial statements and the management report prepared in accordance with article 119 of the Belgian Companies Code set forth on pages 1 to 73 and 112 to 127, for the year ended 31 December 2006 were authorized for issue by the Board of Directors on 19 March 2007. They have been prepared in accordance with the legal and regulatory requirements applicable to the consolidated financial statements of Belgian companies. They include those of the company, its subsidiaries and its interests in companies accounted for using the equity method.

1 Basis of preparation

The Group presents its annual consolidated financial statements in accordance with all International Financial Reporting Standards (IFRS) adopted by the European Union (EU).

The Group has chosen to use IFRS 1 "First-adoption of IFRS" when it adopted new or revised accounting standards as approved by the EU for its 31 December 2005 annual financial statements.

The consolidated financial statements are presented in thousands of euros, rounded to the nearest thousand, and have been prepared on a historical cost basis, except for those items that are measured at fair value.

2 Accounting policies

2.1 PRINCIPLES OF CONSOLIDATION AND SEGMENTATION

Umicore applies a full consolidation for its subsidiaries - entities in which the company has control - i.e. the power to govern the financial and operating policies so as to obtain benefits from its activities. Control is presumed when Umicore owns, directly or indirectly through subsidiaries, more than 50% of the voting rights.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Note 5 lists all significant subsidiaries of the company at the closing date.

To account for an acquisition, the purchase method is used. The assets, liabilities and contingent liabilities of the acquired company are measured at their fair value at the date of acquisition. The cost of acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group's share of the fair value of the net assets of the subsidiary is recorded as goodwill. (see Section 2.6. Intangible Assets). If the Group's share in the fair value of the net assets exceeds the cost of acquisition, the excess is recognized immediately in profit and loss.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated, unless such losses are an indication of impairment. Where necessary, the subsidiaries' accounting policies have been changed to ensure consistency with the policies the Umicore Group has adopted.

An associate is an entity in which the company has a significant influence over the financial and operating policies, but no control. Typically this is evidenced by an ownership of between 20 to 50% of the voting rights. A joint venture is a contractual arrangement whereby the company and other parties undertake, directly or indirectly, an economic activity that is subject to joint control.

Both associates and joint ventures are accounted for using the equity method. Under this method, the Group's share of the post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves.

Unrealized gains on transactions between the company and its associates or joint ventures are eliminated to the extent of the company's interest in the associates and joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment.

The company's investments in associates and joint ventures include the goodwill on acquisitions, net of impairment.

Note 17 lists all significant associates and joint ventures of the company as at the closing date.

Note 7 provides the Company's segment information. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other environments.

The primary segments of the Group are the business segments. The company's secondary segments are the geographical segments.

2.2 INFLATION ACCOUNTING

As at 31 December 2006 there is no subsidiary in the Umicore Group having a functional currency belonging to a hyperinflationary economy.

2.3 FOREIGN CURRENCY TRANSLATION

Functional currency: items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in euros which is the functional currency of the parent. To consolidate the Group and each of its subsidiaries, the financial statements are translated as follows:

- Assets and liabilities at the year-end rate as published by the European Central Bank.
- Income statements at the average exchange rate for the year.
- The components of shareholders' equity at the historical exchange rate.

Exchange differences arising from the translation of the net investment in foreign subsidiaries, joint ventures and associated entities at the period-end exchange rate are recorded as part of the shareholders' equity under "currency translation differences".

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at the closing rate.

2.4 FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recognized during the period in the functional currency of each entity at exchange rates prevailing at the date of transaction. The date of a transaction is the date at which the transaction first qualifies for recognition. For practical reasons a rate that approximates the actual rate at the date of the transaction is used at some operations, for example, an average rate for the week or the month in which the transactions occur.

Subsequently, monetary assets and liabilities denominated in foreign currencies are translated at the closing rate at the balance sheet date.

Gains and losses resulting from the settlement of foreign currency transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement as financial result.

In order to hedge its exposure to certain foreign exchange risks, the Company has entered into certain forward contracts (see Chapter 2.21, Financial instruments)

2.5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost, less accumulated depreciation and impairment losses. Cost includes all direct costs and appropriate allocation of indirect costs incurred to bring the asset to working condition for its intended use.

There are no borrowing costs capitalized in the costs of the assets. All borrowing costs are recognized as expenses in the period when incurred.

The straight-line depreciation method is applied through the estimated useful life of the assets. Useful life is the period of time over which an asset is expected to be used by the company.

Repair and maintenance costs are expensed in the period in which they are incurred, if they do not increase the future economic benefits of the asset. Otherwise they are classified as separate components of items of property, plant and equipment. Those major components of items of property, plant and equipment that are replaced at regular intervals are accounted for as separate assets as they have useful lives different from those items of property, plant and equipment to which they relate.

The typical useful life per main type of property, plant and equipment are as follows:

Land:	Non-depreciable
Buildings:	
- Industrial buildings	20 years
- Improvements to buildings	10 years
- Other buildings such as offices and laboratories	40 years
- Investment properties	40 years
Plant, machinery and equipment:	10 years
- Furnaces	7 years
- Small equipment	5 years
Furniture and vehicles:	
- Vehicles	5 years
- Mobile handling equipment	7 years
- Computer equipment	3 to 5 years
- Furniture and office equipment	5 to 10 years

For material newly acquired or constructed assets, the useful life is separately assessed at the moment of the investment request and can deviate from the above standards.

Assets are reviewed for an indication of impairment at each balance sheet date to assess whether they are recoverable in the form of future benefits. If the recoverable amount has decreased below the carrying amount, an impairment loss is recognized and accounted for as an operational charge. To assess impairments, assets are grouped in cash-generating units (CGU) at the lowest level for which separately identifiable cash flows exist. (see Chapter 2.12 Impairment of assets).

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets.

2.6 INTANGIBLE ASSETS & EQUITY TRANSACTION EXPENSES

2.6.1 Equity Transaction Expenses

Expenses for formation and capital increase are deducted from the share capital.

2.6.2 Goodwill

Goodwill represents the excess of the cost of an acquisition of a subsidiary, associate or jointly controlled entity over the Group's share in the fair value of the identifiable assets and liabilities of the acquired entity at the date of acquisition. Goodwill is recognized at cost less any accumulated impairment losses

Goodwill from associates and joint ventures is presented in the balance sheet on the line "Investments accounted for under the equity method", together with the investment itself.

To assess impairment, goodwill is allocated to a CGU. At each balance sheet date, these CGUs are tested for impairment, meaning an analysis is performed to determine whether the carrying amount of goodwill allocated to the CGU is fully recoverable. If the carrying amount is not fully recoverable, an appropriate impairment loss is recognized in the income statement. These impairment losses are never reversed.

The excess of the Group's interest in the fair value of the net identifiable assets acquired over the cost of acquisition is recognized in the income statement immediately.

2.6.3 Research and Development

Research costs related to the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as an incurred expense.
Development costs are defined as costs incurred for the design of new or substantially improved products and for the processes prior to commercial production or use. They are capitalized if, among others, the following conditions are met:

- the intangible asset will give rise to future economic benefits, or in other words, the market potential has been clearly demonstrated.
- the expenditures related to the process or product can be clearly identified and reliably measured.

In case it is difficult to clearly distinguish between research or development costs, the costs are considered as being research. If development costs are capitalized they are amortized using a straight-line method over the period of their expected benefit.

2.6.4 Other Intangible Assets

All of the following types are recorded at historical cost, less accumulated amortization and impairment losses, except for government granted CO_2 emission rights which are valued at the prevailing market price at the day of the grant:

- Concessions, patents, licenses: are amortized over the period of their legal protection.
- Software and related internal development costs: are typically amortized over a period of five years
- CO_2 emission rights: are not amortized but can be impaired
- Land use rights: are typically amortized over the contractual period

2.7 LEASE

Lease operations can be divided into two types of lease:

2.7.1 Finance Lease

Leases under which the company assumes a substantial part of the risks and rewards of ownership are classified as finance leases. They are measured at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term payables. The interest element is charged to the income statement over the lease period. Leased assets are depreciated over the shorter of the useful life and the lease term.

2.7.2 Operating Lease

Leases under which a substantial part of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Among other items, the group leases metals to and from third parties for specified periods for which the group receives or pays fees. The metal leases from third parties are classified as operating leases and are reported as off balance sheet commitments (see note 32). All payments or receipts under operating lease are recognized as an operating expense respectively income in the income statement using the straight-line method.

2.8 AVAILABLE-FOR-SALE FINANCIAL ASSETS, LOANS AND NON CURRENT RECEIVABLES

All movements in available-for-sale financial assets, loans and receivables are accounted for at trade date.

Financial assets available for sale are carried at fair value. Unrealized gains and losses from changes in the fair value of such assets are recognized in equity as available-for-sale financial assets reserves. When the assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses.

Loans and receivables are carried at amortized cost less any impairment.

Own shares, are deducted from equity.

2.9 INVENTORY

Inventories are carried at the lower of cost or net realizable value. Cost comprises direct purchase or manufacturing costs and an appropriate allocation of overheads.

Inventories are classified as:

1. Base products with metal hedging
2. Base products without metal hedging
3. Consumables
4. Advances paid
5. Contracts in progress

Base products with metal hedging are metal-containing products on which Umicore is exposed to metal price fluctuation risks and where Umicore applies an active and structured risk management process to minimize the potential adverse effects of market price fluctuations on the financial performance of the Group. The metal contents are classified in inventory categories that reflect their specific nature and business use. Depending on the metal inventory category, appropriate hedging mechanisms are applied. A weighted average is applied per category of inventory except for the inventories valued at fair value (see Chapter 2.21 on Financial Instruments).

Base products without metal hedging and consumables are valued using the weighted-average cost method.

Write-downs on inventories are recognized when turnover is slow or where the carrying amount is exceeding the net realizable value, meaning the estimated selling price less the estimated costs of completion and the estimated cost necessary to make the sale. Write-downs are presented separately.

Advances paid are down-payments on transactions with suppliers for which the physical delivery has not yet taken place and are booked at nominal value.

Contracts in progress are valued using the percentage-of-completion method.

2.10 TRADE AND OTHER RECEIVABLES

Trade and other receivables are measured at amortized cost, i.e. at the net present value of the receivable amount. Unless the impact of discounting is material, the nominal value is taken. Receivables are written down for irrecoverable amounts.

Trade receivables of which substantially all the risks and rewards have been transferred are derecognized from the balance sheet.

The positive fair value of derivative financial instruments is included under this heading.

2.11 CASH AND CASH EQUIVALENTS

Cash includes cash-in-hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash, have maturity dates of three months or less and are subject to an insignificant risk of change in value.

These items are carried in the balance sheet at nominal value or amortized cost. Bank overdrafts are included in the current liabilities on the balance sheet.

2.12 IMPAIRMENT OF NON-FINANCIAL ASSETS

Property, plant and equipment and other non-current assets, including intangible assets and financial assets not held for trading, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated.

The recoverable amount is the higher of an asset's net selling price and value in use. To estimate the recoverable amount of individual assets the company often determines the recoverable amount of the cash-generating unit (CGU) to which the asset belongs.

Whenever the carrying amount of an asset exceeds its recoverable value, an impairment loss is recognized as an expense immediately.

A reversal of impairment losses is recognized when there is an indication that the impairment losses recognized for the asset or for the CGU no longer exist or have decreased. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.13 SHARE CAPITAL AND RETAINED EARNINGS

A. Repurchase of share capital
When the company purchases some of its own shares, the consideration paid - including any attributable transaction costs net of income taxes - is deducted from the total shareholders' equity as treasury shares. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of own shares. When such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

B. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue, net of tax.

C. Dividends of the parent company payable on ordinary shares are only recognized as a liability following approval by the shareholders.

2.14 MINORITY INTERESTS

Minority interests include a proportion of the fair value of identifiable assets and liabilities recognized upon acquisition of a subsidiary, together with the appropriate proportion of subsequent profits and losses.

In the income statement, the minority share in the Company's profit or loss is presented separately from the Company's consolidated result.

2.15 PROVISIONS

Provisions are recognized in the balance sheet when:

- There is a present obligation (legal or constructive) as a result of a past event.
- It is probable that an outflow of resources will be required to settle the obligation.
- A reliable estimate can be made on the amount of the obligation.

A constructive obligation is an obligation that derives from company actions where, by an established pattern of past practice or published policies, the company has indicated that it will accept certain responsibilities and, as a result, the company has created a valid expectation that it will discharge those responsibilities.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date and taking into account the probability of the possible outcome of the event. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditure expected to be required to settle the obligation. The result of the yearly discounting of the provision, if any, is accounted for as a financial result.

The main types of provision are the following:

1. Provisions for employee benefits (See Chapter 2.16, Employee Benefits).
2. Environmental obligations
Environmental provisions are based on legal and constructive obligations from past events, in accordance with the company's published environmental policy and applicable legal requirements. The full amount of the estimated obligation is recognized, except for the provision for pond covering and restoring the landscape. For this specific type of provision the obligation is gradually recognized according to the actual usage of the ponds.
3. Other Provisions
Includes provisions for litigation, onerous contracts, warranties, exposure to equity investments and restructuring. A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly before the balance sheet date. Any restructuring provision only includes the direct expenditure arising from the restructuring which is necessarily entailed and is not associated with the ongoing activities of the Company.

2.16 EMPLOYEE BENEFITS

2.16.1 Short-Term Employee Benefits

This includes wages, salaries and social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits, and is taken as an expense in the relevant period. Bonuses are received by all company managers and are based on key target financial indicators. The amount of the bonus is recognized as an expense, based on an estimation made at the balance sheet date.

2.16.2 Post Employment Benefits (pensions, medical care)

The company has various pension and medical care schemes in accordance with the conditions and practices of the countries it operates in. The schemes are generally funded through payments to insurance companies or trustee-administered funds.

2.16.2.1 Defined Benefit Plans

The company has accounted for all legal and constructive obligations both under the formal terms of defined benefit plans and under the company's informal practices.

The amount presented in the balance sheet is based on actuarial calculations (using the projected unit credit method) and represents the present value of the defined benefit obligations, adjusted for unrecognized past service costs, and reduced by the fair value of the plan assets.

Unrecognized past service costs result from the introduction of new benefit plans or changes in the benefits payable under an existing plan. The past service costs for which the benefits are not yet vested (the employees must deliver employee services before the benefits are granted) are amortized on a straight-line basis over the average period until the new or amended benefits become vested.

All actuarial gains and losses following changes in the actuarial assumptions of post-employment defined benefit plans are recognized through equity in the period in which they occur and are disclosed in the statement of income and expense as post employment benefit reserves.

2.16.2.2 Defined Contribution Plans

The company pays contributions to publicly or privately administered insurance plans. The payments are recognized as expenses as they fall due, and as such are included in personnel costs.

2.16.3 Other Long-Term Employee Benefits (jubilee premiums)

These benefits are accrued for their expected costs over the period of employment using an accounting methodology similar to that for defined benefit pension plans. These obligations are in general valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

2.16.4 Termination Benefits (pre-retirement plans, other termination obligations)

These benefits arise as a result of the company's decision to terminate an employee's employment before the normal retirement date or of an employee's decision to accept voluntary redundancy in exchange for those benefits. When they are reasonably predictable in accordance with the conditions and practices of the countries the company operates in, future obligations are also recognized.

These benefits are accrued for their expected costs over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. In general, these obligations are valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

2.16.5 Equity and Equity-related Compensation Benefits (share based payments IFRS 2)

Different stock option and share programmes allow company employees and company senior management to acquire or obtain shares of the company. The option or share exercise price equals the market price of the (underlying) shares at the date of the grant. When the options are exercised, shares are delivered to the beneficiaries either from existing own shares or from newly-created shares. In both cases, the equity is increased by the amount of the proceeds received corresponding to the exercise price. For the share programmes, shares are delivered to the beneficiaries from existing own shares

The options and shares are typically vested at the moment of the grant and their fair value is recognized as an employee benefit expense with a corresponding increase in equity as share based payment reserves. For the options, the expense to be recognized is calculated by an actuary, using a valuation model which takes into account all features of the stock options, the volatility of the underlying stock and an assumed exercise pattern.

2.16.6 Presentation

The impact of employee benefits on results is booked under operating results in the income statement, except for the interest and discount rate impacts which are classified under financial results.

2.17 FINANCIAL LIABILITIES

All movements in financial liabilities are accounted for at trade date

Borrowings are initially recognized as proceeds received, net of transaction costs. Subsequently they are carried at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on issue. Any differences between cost and redemption value are recognized in the income statement upon redemption.

2.18 TRADE AND OTHER PAYABLES

Trade payables are measured at amortized cost, i.e. at the net present value of the payable amount. Unless the impact of discounting is material, the nominal value is taken.

The negative fair value of derivative financial instruments is included under this heading.

2.19 INCOME TAXES

Taxes on profit or loss of the year include current and deferred tax. Such taxes are calculated in accordance with the tax regulations in effect in each country the company operates in.

Current tax is the expected tax payable on the taxable income of the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable (or receivable) in respect of previous years.

Deferred taxes are calculated using the liability method on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. These taxes are measured using the rate prevailing at the balance sheet date or future applicable tax rates formally announced by the government in the country the Company operates in.

Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are offset and presented net only if they relate to income taxes levied by the same taxation authority on the same taxable entity.

2.20 REVENUE RECOGNITION

2.20.1 Goods Sold and Services Rendered

Revenue from the sale of goods in transformation activities is recognized when significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of the goods.

Revenue from refining activities is recognized when the metal reference stage is reached. Metal reference is a generally recognized standard form of metal, with defined metal content, traded on well-established markets for commodities.

Revenue from services rendered is recognized by reference to the stage of completion of the transaction when this can be measured reliably.

2.20.2 Government Grants

A government grant is accounted for in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants are recognized in the income statement over the period necessary to match them with the costs they are intended to compensate.

2.21 FINANCIAL INSTRUMENTS

The company uses derivative financial and commodity instruments primarily to reduce the exposure to adverse fluctuations in foreign exchange rates, commodity prices, interest rates and other market risks. The company uses mainly spot and forward contracts to cover the metal and currency risk, and swaps to hedge the interest rate risk. The operations carried out on the futures markets are not of a speculative nature.

2.21.1 Transactional Risks - fair value hedging

Derivative financial and commodity instruments are used for the protection of the fair value of underlying hedged items (assets, liabilities and firm commitments) and are recognized initially at fair value at trade date.

All derivative financial and commodity instruments are subsequently measured at fair value at the balance sheet date via the "Mark-to-Market" mechanism. All gains and losses are immediately recognized in the income statement - as an operating result, if commodity instruments, and as a financial result in all other cases

The hedged items (physical commitments and commercial inventory, primarily) are valued at fair value when hedge accounting can be documented according to the criteria set out in IAS 39.

In the absence of obtaining fair value hedge accounting at inception as defined under IAS 39, the hedged items are kept at cost and are submitted to the valuation rules applicable to similar non-hedged items, i.e. the recognition at the lower of cost or market (IAS 2) for inventories, or the recognition of provisions for onerous contracts (IAS 37) for physical commitments (see also note 2.22 - IAS 39 impact)

When there is a consistent practice of trading of metals through the use of commodity contracts by a dedicated subsidiary or a CGU of the Group and by which the entity takes delivery of the underlying to sell it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or trading margins, the inventory is valued at fair value through the income statement and the related physical and / or commodity commitments are classified as derivative and measured at fair value through the income statement.

2.21.2 Structural Risks - cash flow hedging

Derivative financial and commodity instruments used for the protection of future cash flows are designated as hedges under cash-flow hedge accounting. The effective portion of changes in the fair value of hedging instruments which qualify as cash flow hedges are recognized in the shareholders equity as hedging reserves until the underlying forecasted or committed transactions occur (i.e. affect the income statement). At that time the recognized gains and losses on the hedging instruments are transferred from equity to the income statement.

When a hedging instrument expires, is sold, terminated, or if it is exercised before the underlying forecasted or committed transactions occurred, the profit or loss is maintained in equity until the hedged transactions occur.

If the hedged transactions are no longer probable or the hedges become ineffective, then any gains or losses which were deferred in equity are immediately recognized in the income statement.

In the absence of obtaining cash-flow hedge accounting at inception as defined under IAS 39, then the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions. (see also note 2.22 - IAS 39 impact)

2.21.3 Embedded derivatives

Executory contracts (the "host contract") may sometimes contain embedded derivatives. Embedded derivatives cause some or all of the cash flows that would otherwise be expected from the host contract, to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, or other variable. If it is concluded that such a derivative is not closely related to the host contract, it is separated from the host contract and accounted for under the rules of IAS 39 (fair value through profit or loss). The host contract is accounted for using the rules applicable to executory contracts, which effectively means that such a contract is not recognized in the balance sheet or profit and loss before delivery on the contract takes place. (see also note 2.22 - IAS 39 impact)

2.22 NON-RECURRING RESULTS AND IAS 39 EFFECT

Non-recurring results relate primarily to restructuring measures, impairment of assets and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company

IAS 39 effect relates to non-cash timing differences in revenue recognition due to the non-application of or non-possibility of obtaining IAS 39 hedge accounting at inception to:

a) transactional hedges, which implies that hedged items can no longer be measured at fair value and must be submitted to the valuation rules applicable to similar non-hedged items, i.e. the recognition at the lower of cost or market (IAS 2) for inventories, or the recognition of provisions for onerous contracts (IAS 37) for physical commitments

b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions

c) Derivatives embedded in executory contracts, which implies that fair value on the embedded derivatives are recognized in the income statement as opposed to the executory component where no fair value measurement is allowed.

Note 9 provides more details on these results.

3 Financial risk management

Each of the Group's activities is exposed to a variety of risks, including changes in metal prices, foreign currency exchange rates, certain market-defined commercial conditions, and interest rates as well as credit and liquidity risks. The Group's overall risk management programme seeks to minimize the adverse effects on the financial performance of the Group by hedging most of these risks through the use of financial and insurance instruments.

3.1 CURRENCY RISK

Umicore's currency risk can be split into three distinct categories: structural, transactional and translational.

3.1.1 Structural Risk

A portion of Umicore's revenues are structurally related to USD, while many of the operations are located outside the USD zone (particularly in Europe and Asia). Any change in the USD exchange rate against the Euro or other currencies which are not pegged to the USD will have an impact on the company's results. The largest portion of this currency exposure derives from USD denominated metal prices, which have an impact on treatment or refining charges and on the value of surplus metal recovered from materials supplied for treatment.

Umicore has a policy of hedging forward its structural currency exposure, either in conjunction with the hedging of structural metal price exposure or in isolation, when the currency exchange rates or the metal price expressed in euros are above their historical average and at a level where attractive margins can be secured.

In the absence of any hedging of the non-metal-price-related structural US dollar exposure and at prevailing exchange rates at the end of 2006, a strengthening of the US dollar by 1 US cent towards the Euro gives rise to an increase in revenues and operating result in the order of EUR 1 million on an annual basis. Conversely, a weakening of the dollar by 1 US cent against the Euro gives rise to a decrease of the same magnitude on an annual basis.

The sensitivity level is a short-term guide and is somewhat theoretical since the exchange rate level often impacts changes in commercial conditions negotiated in US dollars and elements outside Umicore's control, such as the influence that the dollar exchange rate may have on dollar-denominated metals prices, movements in which have an effect on Umicore's earnings (see Metal Price Risk below). There is also a sensitivity to certain other currencies such as the Brazilian real, the Korean won and the South African rand.

Structural currency hedging

At the time of writing Umicore had no structural currency hedging in place relating to its non-metal-price-related currency sensitivity.

3.1.2 Transactional Risk

The company is also subject to transactional risks in respect of currencies, i.e. the risk of currency exchange rates fluctuating between the time the price is fixed with a customer or supplier and the time the transaction is settled. Umicore systematically hedges against such transactional risk, primarily through forward contracts.

3.1.3 Translational Risk

Umicore is an international company and has operations which do not have the Euro as their functional currency. When such results are consolidated into Umicore's Group accounts the translated amount is exposed to variations in the value of such local currencies against the Euro. Umicore does not hedge against such risk (See notes 1 and 2, Basis of preparation and Accounting policies).

3.2 METAL PRICE RISK

3.2.1 Structural risk

Umicore is exposed to structural metals-related price risks. Those risks derive mainly from the impact that metal prices have on treatment or refining charges and on surplus metals recovered from materials supplied for treatment. Umicore has a policy of hedging forward such metal price exposure if metal prices expressed in Euros are above their historical average and at a level where attractive margins can be secured. The extent to which metal price risk can be hedged forward depends on the liquidity of the relevant markets.

The metals price risk is primarily related to zinc, in the absence of any hedging mechanisms, a change of EUR 100 per tonne in the LME zinc price leads to a short-term sensitivity at revenue and operating profit level of about EUR 15 to 17 million per annum for the Zinc Alloys business and Padaeng (47% stake). The equivalent sensitivity for the remaining Zinc Specialties businesses (Building Products and Zinc Chemicals) is approximately EUR 2 million for every EUR 100 change in the zinc price. All sensitivities are based on the conditions (metal prices, exchange rates and commercial terms) prevailing at the end of 2006.

In the Precious Metals Services division, where the Group primarily produces platinum, palladium, rhodium, gold and silver, the short-term sensitivity to precious metals prices is difficult to assess due to the variability of the division's feed over time, although higher prices generally tend to be earnings enhancing.

The impact of price changes for the other metals is not significant.

Structural metal price hedging

The Zinc Alloys activities and Padaeng obtained an average received zinc price in 2006 of approximately EUR 1,355 per tonne. This was considerably lower than the average market price for zinc during the year due to the hedging contracts entered into in previous periods. Approximately 70% of the zinc price exposure for Zinc Alloys and Padaeng in 2007 is hedged at an average forward price of EUR 1,360 per tonne. Approximately 45% of the zinc price exposure for the first nine months of 2008 is hedged at an average forward price of EUR 1,630 per tonne.

The remaining Zinc Specialties activities (Building Products and Zinc Chemicals) obtained an average received zinc price in 2006 of approximately EUR 2,192 per tonne. Approximately 75% of the zinc price exposure for 2007 is hedged at an average forward price of EUR 2,290 per tonne. For 2008, 75% of the exposure is hedged at an average forward price of € 1,770 per tonne.

For precious metals, Umicore had previously hedged part of its exposure to precious metals prices - particularly platinum, gold and silver prices for 2006 and 2007. In the course of 2006, Umicore extended such hedges to cover the price risks relating to certain supply agreements concluded for 2008.

3.2.2 Transactional risk

The Group faces transactional price risks on metals purchased and sold.

The raw materials used and the metals or products manufactured by Umicore are generally purchased and sold on the same basis, for instance using the relevant London Metal Exchange quotations, thereby allowing the use of certain hedging instruments. In this respect the Group's policy is to hedge the transactional risk to the maximum extent possible, primarily through forward contracts. Transactional risk is the risk of the price of the metal fluctuating between the time the price is fixed with a customer or a supplier and the time the transaction is settled

3.3 OTHER COMMERCIAL RISKS

Umicore faces certain structural commercial risks in some of its businesses. These risks can be functions of supply chain structure or the production of unavoidable waste streams from Umicore's production processes.

For the former, the most significant exposure arises from the throughput of zinc concentrates at Umicore's Zinc Alloys business. Umicore processes more than 600,000 tonnes of zinc concentrates. If annually negotiated treatment charges (the income Umicore receives for processing zinc concentrates) change by USD 10 per tonne it results in an impact on revenues and operating performance of approximately USD 6 million. This sensitivity is separate from the effect on zinc treatment charges brought about by changes in the zinc price. Umicore seeks to smooth the effect of short-term changes in treatment charges by negotiating longer-term supply contracts; the company also seeks to reduce its exposure to treatment charges by maximizing the input of recycled zinc in its flowsheet.

For the latter, the most significant exposure arises from Umicore's production of sulphuric acid. Sulphuric acid is an unavoidable by-product of Umicore's zinc smelting and precious metals pre-processing operations. Umicore produces some 600,000 tonnes of sulphuric acid per year. A change in the European market price for sulphuric acid of EUR 10 would result in an impact on revenues and operating performance of approximately EUR 6 million.

3.4 INTEREST RATE RISK

The Group's exposure to changes in interest rates relates to the Group's financial debt obligations. At the end of December 2006, the Group's net financial debt stood at EUR 773.1 million. As part of the management of its overall cost of funding, the Group has hedged part of its interest rate risk exposure by entering into interest rate swaps the notional amount of which, on average, stands at EUR 150 million for 2007, being decreased to EUR 110 million in 2008, with maturity dates between one and two and a half years from the end of 2006. As a result of the IRS's contracted by Umicore, and taking into account the debt instruments subject to fixed interest rates such as Umicore's 8-year bond issued in 2004, the portion of the financial debt subject to floating rate interests at the beginning of 2007 corresponds to 59% of the total net financial debt.

3.5 CREDIT RISK

Credit risk and concentration of credit risk

Credit risk is the risk of non payment from any counterparty in relation to sales of goods or metal lease operations. In order to manage the credit exposure, Umicore has determined a credit policy with credit limit requests, approval procedures, continuous monitoring of the credit exposure and dunning procedure in case of delays.

The credit risk resulting from sales is, to a certain extent, covered by credit insurance, letters of credit or similar secure payment means. One global credit insurance contract has been put in place on a world-wide basis. This contract protects the group companies against insolvency, political and commercial risks with an individual deductible per invoice of 5%. The annual global indemnification cap is set at EUR 20 million per annum.

Umicore has determined that in a certain number of cases where the cost of credit insurance was disproportionate in relation to the risk to be insured or where customer concentration is not compatible with the provisions of the existing credit insurance contracts, no credit coverage would be sought.

It should be noted that some sizeable transactions, such as the sales of precious metals by Precious Metals Services, have a limited credit risk as payment before delivery is a widely accepted practice.

In 2000, Umicore entered into a securitization program with a major international bank through which it sells its trade receivables on a recurring, non-recourse basis. At the end of 2006, this program had a maximum coverage of EUR 125 million. It expired in May 2006 and was renewed for a period of one year.

3.6 LIQUIDITY RISK

Liquidity risk is being addressed by maintaining a sufficient degree of diversification of funding sources. These include committed and uncommitted short and medium term bank facilities and a commercial paper programme whose maximum amount was raised in May 2006 to EUR 300 million, in addition to the trade receivables securitization program set-up in 2000 and the 8-year, EUR 150 million bond issued in 2004.

4 Critical accounting estimates and judgments

Estimates and judgments used in developing and applying the consolidated entity's financial statements are continually evaluated and are based on historical experience and other factors, including the expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Assumptions and estimates are applied when:

- Assessing the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring provisions for tax, environmental, warranty and litigation risks, product returns, and restructuring,
- Determining inventory write-downs,
- Assessing the extent to which deferred tax assets will be realized,
- Useful lives of Property, Plant and Equipment and Intangible assets excluding goodwill

The critical estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

4.1 Impairment of goodwill

The recoverable amount of each cash generating unit is determined as the higher of the asset's fair value less costs to sell and its value in use in accordance with the accounting policy. These calculations require the use of estimates and assumptions such as discount rates, exchange rates, commodity prices future capital requirements and future operating performance. As at 31 December 2006 the carrying amount of the goodwill for the consolidated entity is EUR 92,377 thousand (EUR 92,781 thousand in 2005) -refer to Note 15.

4.2 Rehabilitation obligations

Provision is made for the anticipated costs of future rehabilitation of industrial sites and surrounding areas to the extent that a legal or constructive obligation exists in accordance with accounting policy 2.15. These provisions include future cost estimates associated with reclamation, plant closures, waste site closures, monitoring, demolition, decontamination, water purification and permanent storage of historical residues. These future cost estimates are discounted to their present value. The calculation of these provisions estimates requires assumptions such as application of environmental legislation, plant closure dates, available technologies and engineering cost estimates. A change in any of the assumptions used may have a material impact on the carrying value of rehabilitation provisions. As at 31 December 2006, the carrying amount of rehabilitation provisions is EUR 100,910 thousand (EUR 96,897 thousand in 2005) -refer to Note 28.

4.3 Defined benefit obligations

An asset or liability in respect of defined benefit plan is recognized on the balance sheet in accordance with accounting policy 2.16. The present value of a defined benefit obligation is dependent upon a number of factors that are determined on an actuarial basis. The consolidated entity determines the appropriate discount rate to be used at the end of each year. The consolidated entity's employee benefit obligations are discussed in more detail in Note 26. At 31 December 2006, a liability with respect to employee benefit obligations of EUR 215,665 thousand was recognized (EUR 217,874 thousand in 2005).

4.4 Recovery of deferred tax assets

At 31 December 2006, the consolidated entity recognized a deferred tax asset of EUR 259,699 thousand (EUR 139,253 thousand in 2005) of which EUR 128,505 thousand are related to fair value reserves (EUR 42,415 thousand in 2005) and EUR 131,194 thousand to temporary differences and tax losses (EUR 96,838 thousand in 2005). Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable profits are available to use those temporary differences and losses. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

Other assumptions and estimates are disclosed in the respective notes relevant to the item where the assumptions or estimates were used for measurement.

5 Group companies

Below is a list of the main operating companies included in the consolidated financial statements:

		% interest 2006
Argentina	Umicore Argentina S.A.	100.00
Australia	Umicore Australia Ltd.	100.00
	Umicore Marketing Services Australia	100.00
Austria	Oegussa GmbH	90.89
Belgium	Umicore Financial Services S.A. (BE 428.179.081)	100.00
	Umicore Oxyde Belgium N.V. (BE 438.933.809)	100.00
	Umicore Autocatalyst Recycling Belgium N.V. (BE 466.261.083)	100.00
	Umicore Marketing Services Belgium S.A. (BE 402.964.625)	100.00
	Umicore Zinc Alloys Belgium (BE 865.131.221)	100.00
	Umicore Abrasives (BE 881.426.726)	100.00
Brazil	Coimpa Industrial Ltda	100.00
	Umicore Brazil Ltda	100.00
Canada	Umicore Canada Inc.	100.00
	Umicore Autocat Canada Corp.	100.00
China	Hunan Fuhong Zinc Industrial Co., Ltd.	100.00
	Umicore Marketing Services Shanghai Co., Ltd.	100.00
	Umicore Marketing Services Far East Ltd.	100.00
	Umicore Shanghai Co., Ltd.	75.00
	Umicore Specialty Oxides Shanghai Co. Ltd.	100.00
	Umicore Autocat China Co. Ltd.	100.00
	Umicore Technical Materials Suzhou	100.00
	Umicore Technical Materials Yangzhong	100.00
	Umicore Yunnan Zinc Alloys	60.00
France	Umicore France S.A.S.	100.00
	Umicore Climeta S.A.S.	100.00
	Galva 45	55.00
	Umicore IR Glass S.A.	99.98
	GM Metal	100.00
	Umicore Marketing Services France	100.00
	Umicore Zinc Alloys France	100.00
Germany	Umicore AG & Co. KG (*)	100.00
	Umicore Bausysteme GmbH	100.00
	Umicore Marketing Services Deutschland GmbH	100.00
	Allgemeine Gold- und Silberscheideanstalt AG	90.80
	Umicore Galvanotechnik GmbH	90.80
	Metall Dinslaken GmbH & Co. KG (*)	100.00
	benneman GmbH	100.00

An exhaustive list of the Group companies with their registered offices will be filed at the Belgian National Bank together with the consolidated financial statements.

		% interest 2006
Hungary	Umicore Building Products Hungary	100.00
Italy	Umicore Marketing Services Italia s.r.l.	100.00
	Italbras S.p.A.	100.00
Japan	Umicore Marketing Services Japan KK	100.00
	Umicore Precious Metals Japan Co., Ltd.	100.00
Korea	Umicore Korea Ltd.	100.00
	Umicore Marketing Services Korea Co., Ltd.	100.00
Liechtenstein	Umicore Materials AG	100.00
Luxemburg	Umicore Finance Luxemburg	100.00
Malaysia	Umicore Malaysia Sdn Bhd	100.00
Netherlands	Schöne Edelmetaal BV	90.80
	Umicore Nederland BV	100.00
Norway	Umicore Norway AS	100.00
Philippines	Umicore Specialty Materials Subic Inc.	78.20
Polska	Umicore Marketing Services Polska	100.00
Portugal	Umicore Portugal S.A.	100.00
	Umicore Marketing Services Lusitana Lda	100.00
Singapore	Umicore Precious Metals Singapore Pte Ltd.	100.00
South Africa	Umicore South Africa (Pty) Ltd.	100.00
	Umicore Autocat South Africa (Pty) Ltd.	55.00
	Umicore Marketing Services Africa	100.00
Spain	Umicore BP Iberica S.L.	100.00
Sweden	Umicore Autocat Sweden AB	100.00
Switzerland	Umicore Switzerland Strub	100.00
Taiwan	Umicore Materials Taiwan Co., Ltd.	100.00
Thailand	Umicore Marketing Services Thailand Co., Ltd.	100.00
	Umicore Precious Metals Thailand Ltd.	90.80
United Kingdom	Umicore Coating Services Ltd.	100.00
	Umicore Marketing Services UK Ltd.	100.00
USA	Umicore USA Inc.	100.00
	Umicore Autocat USA Inc.	100.00
	Umicore Building Products USA Inc.	100.00
	Umicore Precious Metals NJ LLC	100.00
	Umicore Marketing Services USA Inc.	100.00
	Umicore Optical Materials Inc.	100.00

(*) As a result of the integration of Umicore AG & Co. KG and Metall Dinslaken GmbH & Co. KG, these companies are exempted from issuing consolidated financial statements according to Article 264b of the German Commercial Code.

6 Foreign currency measurement

For the main currencies applicable within the Group's consolidated entities and investments, the prevailing rates used for translation into the Group's presentation currency (EUR), are as set out below. All subsidiaries, associates and joint-ventures have as functional currency the currency of the country in which they operate, except for Element Six Abrasives (Ireland) where the functional currency is the US dollar.

		Closing Rates		Average Rates	
		2005	2006	2005	2006
American Dollar	USD	1.1797	1.3170	1.2441	1.2556
UK Pound Sterling	GBP	0.6853	0.6715	0.6838	0.6817
Canadian Dollar	CAD	1.3725	1.5281	1.5087	1.4237
Swiss Franc	CHF	1.5551	1.6069	1.5483	1.5729
Japanese Yen	JPY	138.9000	156.9300	136.8492	146.0153
Brazilian Real	BRL	2.7613	2.8158	3.0298	2.7425
South African Rand	ZAR	7.4642	9.2124	7.9183	8.5312
Chinese Yuan	CNY	9.5204	10.2793	10.1953	10.0096
Thai Baht	THB	48.4370	46.7700	50.0670	47.5936
Korean Won (100)	KRW	11.8442	12.2481	12.7361	11.9858

7 Segment Information

PRIMARY SEGMENT INFORMATION 2005 (by business group)

(€ thousand)

	Advanced *Materials*	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Investments	Unallocated	Total
Total segment turnover	**456,364**	**1,876,531**	**3,585,618**	**966,280**	**175,878**	**(494,140)**	**6,566,531**
of which external turnover	456,364	1,860,566	3,132,972	940,751	175,878		6,566,531
of which inter-segment turnover		15,965	452,647	25,528		(494,140)	
Operating result	**39,255**	**126,927**	**56,640**	**(29,106)**	**(40,529)**		**153,188**
Recurring	41,012	127,740	56,773	17,482	(43,905)		199,102
Non-recurring	(2,664)	407	2,448	(36,997)	1		(36,806)
IAS 39 effect	907	(1,220)	(2,581)	(9,590)	3,375		(9,108)
Equity method companies	**18,399**	**8,379**		**3,732**			**30,511**
Recurring	18,399	8,379		7,232			34,011
Non-recurring				(3,500)			(3,500)
IAS 39 effect							
Net financial cost						(33,974)	(33,974)
Income taxes						(15,874)	(15,874)
Minority interest						(12,427)	(12,427)
Net profit for the year	**57,656**	**135,304**	**56,640**	**(25,374)**	**(40,743)**	**(62,061)**	**121,424**
Consolidated total assets	**440,429**	**924,306**	**478,987**	**699,624**	**124,892**	**268,688**	**2,936,926**
Segment assets	340,288	889,800	478,987	654,490	124,691		2,488,256
Investments in associates	100,141	34,506		45,135	201		179,982
Unallocated assets						268,688	268,688
Consolidated total liabilities	**87,744**	**252,355**	**196,114**	**342,727**	**74,815**	**967,748**	**1,921,503**
Segment liabilities	87,744	252,355	196,114	342,727	74,815		953,755
Unallocated liabilities						967,748	967,748
Capital expenditure	**22,159**	**43,641**	**23,474**	**47,164**	**8,940**		**145,378**
Depreciation and amortization	**22,626**	**36,315**	**33,849**	**36,834**	**9,217**		**138,841**
Non-cash expenses other than depreciation	**1,523**	**6,040**	**6,879**	**36,390**	**(2,814)**		**48,019**
Impairment losses/ (Reversal of impairment losses)	**1,803**	**53**	**378**	**17,287**			**19,521**

SECONDARY SEGMENT INFORMATION 2005 (by geographical area)

(€ thousand)

	Europe	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	**4,119,815**	**636,517**	**1,341,750**	**151,674**	**316,775**	**6,566,531**
Total assets	**2,323,451**	**240,573**	**178,669**	**96,556**	**97,676**	**2,936,926**
Capital expenditure	**110,847**	**15,621**	**10,435**	**4,350**	**4,125**	**145,378**

PRIMARY SEGMENT INFORMATION 2006 (by business group)

(€ thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Investments	Unallocated	Total
Total segment turnover	609,257	2,702,764	4,379,937	1,698,120	43,850	(618,929)	8,815,000
of which external turnover	606,361	2,502,158	4,005,683	1,656,947	43,850		8,815,000
of which inter-segment turnover	2,895	200,606	374,254	41,174		(618,929)	
Operating result	23,420	127,002	121,503	(4,281)	(29,414)		238,231
Recurring	30,571	129,887	131,293	34,010	(45,320)		280,441
Non-recurring	(5,779)	(820)	(12,500)	(6,702)	15,906		(9,895)
IAS 39 effect	(1,372)	(2,065)	2,710	(31,588)			(32,315)
Equity method companies	20,202	5,240		24,258			49,700
Recurring	22,290	9,126		24,258			55,674
Non-recurring	(1,442)	(3,886)					(5,328)
IAS 39 effect	(646)						(646)
Net financial cost						(48,415)	(48,415)
Income taxes						(38,742)	(38,742)
Minority interest						(4,925)	(4,925)
Net profit for the year	39,849	97,404	125,358	20,055	(69,012)	(17,806)	195,848
Consolidated total assets	505,092	1,083,732	604,765	1,342,722	12,599	227,038	3,775,949
Segment assets	398,179	1,040,545	604,765	1,280,570	12,599		3,336,658
Investments in associates	106,913	43,186		62,153			212,252
Unallocated assets						227,038	227,038
Consolidated total liabilities	140,060	407,295	328,321	563,135	(22,538)	1,371,534	2,787,807
Segment liabilities	140,060	407,295	328,321	563,135	(22,538)		1,416,273
Unallocated liabilities						1,371,534	1,371,534
Capital expenditure	15,777	32,715	20,886	54,610	13,625		137,613
Depreciation and amortization	24,447	35,391	29,186	36,211	9,137		134,371
Non-cash expenses other than depreciation	3,866	5,568	7,518	39,263	2,637		58,852
Impairment losses/ (Reversal of impairment losses)	5,205	7,855	4,233	4,140	765		22,197

SECONDARY SEGMENT INFORMATION (by geographical area)

(€ thousand)

	Europe	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	6,226,315	977,427	965,160	279,745	366,352	8,815,000
Total assets	2,977,351	384,185	189,795	132,069	92,550	3,775,949
Capital expenditure	115,969	8,444	5,755	5,803	1,642	137,613

Segment information is presented in respect of the Group's business and geographical segments.

The primary segmentation reflects the business organization. The selected segments correspond to the business groups, as defined below.

The secondary segment is the geographical view whereby the turnover is presented according to the geographical location of the customers, while assets and investments are presented according to their actual geographical location.

The segment results, assets and liabilities include items directly attributable to the segment as well as those elements that can reasonably be allocated to a segment.

The pricing of inter-segment sales is based on an arm's length transfer pricing system. In the absence of relevant market price references, 'cost plus' mechanisms are used.

Business segments

The Group is organized into the following business groups:

Advanced Materials includes the Electro-Optic Materials, Engineered Metal Powders and Specialty Oxides & Chemicals business units. The business group also includes Umicore's shareholding in Element Six Abrasives.

Zinc Specialties includes the Zinc Alloying, Zinc Chemicals and Building Products business units.

Precious Metals Products and Catalysts includes the Automotive Catalysts, Thin Film Products, Jewellery & Electroplating, Catalyst Technologies and Technical Materials business units.

Precious Metals Services includes the Precious Metals Refining and the Precious Metals Management business units, as well as Umicore's shareholding in Padaeng Industries Ltd (Thailand).

Corporate & Investments covers corporate activities as well as some shared services and the central Research, Development & Innovation unit.

This disclosure only refers to continuing operations.

Associate companies are allocated to the business group with the closest fit from a market segment perspective.

8 Business combinations and acquisitions of associates and joint ventures

Acquisitions		(€ thousand)
	Notes	Fair value
Property, plant and equipment	16	30,612
Investments accounted for under the equity method	17	10,404
Non Current Assets		**41,016**
Current Assets		**18,125**
Non Current Liabilities		**0**
Current Liabilities		**501**
Net asset acquired		**58,640**
Group share in net assets acquired		**48,764**
Goodwill	15	1,120
Negative goodwill (included in "other operating income")		(2,212)
Purchase price		47,670
Non-cash consideration		(5,681)
Purchase price in cash		**41,989**
Net cash & cash equivalent acquired		(3,765)
Net cash out		**38,224**
- for acquisition of subsidiaries		35,714
- for acquisition of associates		2,510

In February 2006, Umicore signed an agreement to purchase the assets of the leading producer of brazing alloys in China, Zhenjang Huanyu Xingchen Welding Materials Co. Ltd (Global Stars), based in Yangzhong, northwest of Shanghai. Umicore has a 100% stake in this company which operates under the name of Umicore Technical Materials Yangzhong

During this same month, Umicore closed a transaction to become owner of the assets and business activities of Suzhou Alloy Material Factory Co. Ltd (China), a leading producer of precious-metals-containing contact materials. Umicore hold 100% of this company which operates under the name of Umicore Technical Materials Suzhou.

In May 2006, Umicore closed a transaction announced in 2005 regarding the acquisition of a 60% stake in Umicore Yunnan Zinc Alloys located in Kunming, China.

In May 2006, Umicore signed the contract for the acquisition of the business, machinery and employees of bennemann GmbH, located in Gatterstädt (Germany). Umicore holds 100% of this company which operates under the name bennemann GmbH.

In July 2006, Umicore and Solvay announced that operations have started at SolviCore, their joint venture for the research, development, production and sales of Membrane Electrode Assemblies (MEA) and related compounds, to be used in Fuel Cell (FC) applications. The 50-50 percent joint venture is based in Hanau, at Umicore's main R&D site in Germany. Umicore's stake in this joint venture is accounted for through the equity method.

Since their inclusion in the consolidated financial statement of the group, the aggregated total loss of the period (Group share) of those investments is EUR 3,934 thousand.

9 Result from operating activities

		(€ thousand)
	31/12/05	31/12/06
TURNOVER (1)		
Sales	6,506,629	8,741,208
Services	59,902	73,792
Turnover	**6,566,531**	**8,815,000**
OTHER OPERATING INCOME (2)	**71,346**	**79,353**
DEPRECIATION AND IMPAIRMENT RESULT (3)		
Depreciation of fixed assets	(132,613)	(134,371)
Impairment loss on fixed assets	(21,691)	(12,338)
Inventory and bad debt provisions	9,031	(9,859)
Depreciation and impairment result	**(145,273)**	**(156,568)**
OTHER OPERATING EXPENSES (4)		
Services and outsourced refining and production costs	(331,646)	(366,428)
Royalties, licence fees, consulting and commission	(27,705)	(40,343)
Other operating expenses	(324)	(10,946)
Increase and decrease in provisions	(18,266)	(42,133)
Use of provisions	24,646	27,333
Capital losses on disposal of assets	(3,622)	(3,440)
	(356,917)	**(435,957)**

(1) Services mainly include the revenues from tolling contracts.

(2) Other operating income mainly includes re-invoicing of costs to third parties (EUR 70.1 million), negative result on financial instruments (EUR 28.3 million), gains on disposals of fixed assets (EUR 7.8 million), royalties and license fees (EUR 9.8 million) and other income of EUR 15.7 million linked to the sale of a gold mining concession in Guinea by Umicore in 1992

(3) Impairment loss on fixed assets are mainly due to the restructuring of the Hanau-based refining activities in Germany, the sale of the silicon wafer facility in Boston (USA) and the discontinuation of cobalt manufacturing in the US. Inventory and bad debt provisions include mainly bad debt provisions.

(4) R&D expenses for the Group in 2006 amounted to EUR 114.8 million (EUR 111.7 million in 2005), of which EUR 102.7 million in the fully consolidated companies (EUR 98.5 million in 2005).

Non-recurring results and IAS 39 impact included in the operating results

(€ thousand)

	2005				2006			
	Total	Non-recurring	IAS 39 effect	Recurring	Total	Non-recurring	IAS 39 effect	Recurring
Turnover	6,566,531	9,501	(21,416)	6,578,446	8,815,000		(1,070)	8,816,071
Other operating income	71,346	(8,439)	(337)	80,122	79,353	21,780	(28,579)	86,151
Operating income	*6,637,877*	*1,062*	*(21,753)*	*6,658,568*	*8,894,353*	*21,780*	*(29,649)*	*8,902,222*
Raw materials and consumables used	(5,408,516)	(323)		(5,408,193)	(7,484,547)	(638)	4,375	(7,488,285)
Payroll and related benefits	(574,196)	(14,180)		(560,016)	(590,173)	2,055		(592,228)
Depreciation and impairment results	(145,273)	(22,644)	9,780	(132,409)	(156,568)	(8,786)	769	(148,551)
Other operating expenses	(356,917)	(721)	2,865	(359,061)	(435,957)	(34,001)	(7,811)	(394,145)
Operating expenses	*(6,484,902)*	*(37,868)*	*12,645*	*(6,459,679)*	*(8,667,245)*	*(41,370)*	*(2,666)*	*(8,623,208)*
Income from other financial investments	*214*			*214*	*11,121*	*9,696*		*1,426*
RESULT FROM OPERATING ACTIVITIES	153,188	(36,806)	(9,108)	199,102	238,231	(9,895)	(32,315)	280,440

Umicore incurred an overall non-recurring operating charge of EUR 9.9 million. The sale of the Adastra and Sibeka investments generated income of EUR 11.0 million (see the impact on available-for-sale financial assets in note 18). An income of EUR 15.7 million was generated from additional gold-price-related settlements linked to the sale of a gold mining concession in Guinea by Umicore in 1992. This total includes the estimated present value of potential income from this source. Other Corporate items included a supplementary EUR 5.6 million provision for the remediation of the Viviez site (France) and its surroundings.

Provisions for site closures, primarily in Advanced Materials, totalled EUR 7.14 million. EUR 12.5 million was also taken in non-recurring results of Precious Metals Services to cover restructuring costs for the refining operations in Hanau.

In Zinc specialties, the main non-recurring items related to provisions taken for the rehabilitation of the Calais site (EUR 4.4 million) and further lifetime extension and preservation of the goethite ponds in Auby (EUR 5.4 million).

Other non-recurring items totalled EUR (1.6) million.

IAS 39 had a negative effect on operating result of EUR 32.3 million. Of this amount, EUR 8.6 million concerned timing differences in revenue recognition that relate primarily to transactional hedges, mainly in Zinc Specialties. The remaining EUR 23.7 million effect was related to a hybrid instrument (embedded derivative) in Zinc Alloys which links part of the electricity costs to the evolution of the zinc price. Under IFRS, Umicore can only recognize the negative impact of the higher zinc price and not the underlying contracted electricity price, which is significantly better than current market prices. This impact will be reversed over the lifetime of the specific contract, which runs until 2009. All IAS 39 effects are non-cash in nature.

10 Payroll and related benefits

(€ thousand)

	Notes	31/12/05	31/12/06
Payroll and related benefits			
Wages, salaries and direct social advantages		(406,416)	(408,419)
Employer's social security and defined benefit contributions		(126,531)	(131,038)
Other charges for personnel		(19,953)	(24,940)
Temporary staff		(12,559)	(15,522)
Contribution to defined contribution plan		(12,173)	(4,962)
Employer's voluntary contributions-other		(2,886)	(1,730)
Share-based payments		(1,869)	(7,712)
Pensions paid directly to beneficiaries		(11,148)	(9,080)
Provisions for employee benefits (+increase / - use and reversals)		19,338	13,230
		(574,196)	**(590,173)**
Average headcount in consolidated companies			
Managers		1,134	1,367
Non-managers		8,780	9,195
TOTAL		9,914	10,562
Fair values of the options granted			
Number of stock options granted	27	141,100	146,525
Valuation model		Present Economic Value	
Assumed volatility (% pa)		20	25
Risk-free interest rate (% pa)		2.50	3.35
Monetary dividend increase (€ pa)		0.05	0.05
Rate of pre-vesting forfeiture		NA	NA
Rate of post-vesting leaving (% pa)		3.00	5.00
Minimum gain threshold (% pa)		50.00	50.00
Proportion who exercise given minimum gain achieved (% pa)		25.00	30.00
Fair value per granted instrument determined at the grant date (€)		13.25	33.04
Total fair value of the options granted (€ thousand)		1,869	4,841

Fair values of the shares granted	31/12/06
	(€ thousand)
9,400 shares granted at 107.60 EUR	1,011
1,500 shares granted at 115.00 EUR	173
13,100 shares granted at 128,77 EUR	1,687
Total fair value of shares granted	**2,871**

The Group recognized a share-based payment expense of EUR 7,712 thousand during the year. The stock option plan part of this expense is calculated by an external actuary, using the Present Economic Value model which takes into account all features of the stock option plans and the volatility of the underlying stock. This volatility has been determined using the historical volatility of the Group shareholders' return over different averaging periods and different terms. No other market condition has been included on the basis of calculation of fair market value.

The free share part of the expense is valued at the market price of the shares at the grant date.

11 Finance cost - net

	31/12/05	31/12/06
		(€ thousand)
Interest income	8,494	6,797
Interest expenses	(30,270)	(40,041)
Discounting of non-current provisions	(10,740)	(8,331)
Foreign exchange gains and losses	5,630	(912)
Other financial income	2,368	1,453
Other financial expenses	(9,457)	(7,381)
	(33,974)	**(48,415)**

The net interest charge increased from 2005 to 2006 in line with the higher level of financial debt and somewhat higher average interest rates.

The discounting of non-current provisions relates mainly to employee benefits and, to a lesser extent, environmental provisions and provisions for other liabilities and charges.

Exchange results include realized exchange results and the unrealized translation adjustments to monetary items using the closing rate of the period. They also include fair value gains and losses on other currency financial instruments (see Note 31).

12 Income from other financial investments

	31/12/05	31/12/06
		(€ thousand)
Capital gains and losses on disposal of financial investments	91	12,766
Dividend income	434	1,284
Interest income from financial assets	140	127
Impairment results on financial investments	(451)	(3,056)
	214	**11,121**

In 2006, the sale of the Adastra and Sibeka investments generated income of EUR 11 million.

The impairment results on financial investments relate mainly to the impairment loss on the loan granted to Sopave sold in August 2006 and to the provision exposure on Platoro investment.

13 Income taxes

(€ thousand)

Income tax expense	31/12/05	31/12/06
Recognized in the income statement		
Current income tax	(37,747)	(75,143)
Deferred income tax	21,873	36,401
Total tax expense	**(15,874)**	**(38,742)**

Relationship between tax expense (income) and accounting profit		
Result from operating activities	153,188	238,231
Finance cost - Net	(33,974)	(48,415)
Profit (loss) before income tax of consolidated companies	119,214	189,816
Weighted average theoretical tax rate (%)	27.68 %	31.85%
Income tax at the weighted average theoretical domestic tax rates	(32,993)	(60,456)

Tax effect of:		
Expenses not deductible for tax purposes	(38,636)	(27,876)
Income not subjected to tax	4,380	5,320
Sundry deduction from the taxable base:	**21,070**	**48,014**
Investments deductions	*(549)*	*(39)*
Notional interests deductions		*26,763*
Other deductions	*21,619*	*21,290*
Tax computed on other basis	32,801	8,033
Utilisation or recognition of previously unrecognised tax losses	5,616	27,543
Tax losses for the period for which no deferred tax asset is recognized	(7,565)	(2,745)
Non creditable foreign withholding taxes		(972)
Previous years corrections	(1,076)	(2,540)
Other	529	(33,063)
Tax expense at the effective tax rate for the year	**(15,874)**	**(38,742)**

Excluding the impact of non-recurring items and of the IAS 39 effect, the recurring effective tax rate for 2006 is 27.6% compared to 21.4% in 2005.

The line 'Other' is mainly due to the unrecognized deferred tax assets on the difference between the elimination of dividends on consolidated companies and the dividend deduction in the tax return of the mother company.

The amount of the benefit from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that is used to reduce deferred tax expense amounts to EUR 15,090 thousand.

The change in weighted average theoretical tax rate is due to a different spread of result before tax amongst countries having different tax rates. There is no material impact of any change in tax rates in countries where the Group operates.

14 Intangible assets other than goodwill

(€ thousand)

	Concessions, patents, licences, etc.	Software	CO_2 emission rights	Other intangible assets	Total
At the beginning of 2005					
Gross value	7,304	55,930		15,222	78,456
Accumulated amortization	(3,600)	(36,639)		(10,366)	(50,605)
Net book value at the beginning of 2005	3,704	19,291		4,856	27,851
- additions	8	709	1,640	1,085	3,442
- disposals		(36)			(36)
- amortization charged (included in "Depreciation and impairments")	(905)	(5,987)		(229)	(7,120)
- impairment losses recognized (included in "Depreciation and impairments")		(8)			(8)
- emission rights allowances			1,737		1,737
- translation adjustments	26	408		1	435
- other movements	(55)	1,917		(4,527)	(2,664)
At the end of 2005	2,778	16,295	3,377	1,187	23,636
Gross value	7,332	59,428	3,377	11,135	81,272
Accumulated amortization	(4,554)	(43,133)		(9,949)	(57,636)
Net book value at the end of 2005	2,778	16,295	3,377	1,187	23,636
- additions	52	1,047	1,723	1,480	4,302
- disposals		753	(3,402)	554	(2,095)
- amortization charged (included in "Depreciation and impairments")	(955)	(6,391)		(279)	(7,625)
- impairment losses recognized (included in "Depreciation and impairments")			(4,491)		(4,491)
- emission rights allowances			4,549		4,549
- translation adjustments	(8)	(164)		(4)	(177)
- other movements	(94)	1,630		(1,277)	259
At the end of 2006	1,772	13,170	1,755	1,660	18,357
Gross value	8,152	60,322	6,246	8,872	83,593
Accumulated amortization	(6,380)	(47,152)	(4,491)	(7,212)	(65,236)
NET BOOK VALUE	1,772	13,170	1,755	1,660	18,357

Other intangible assets at the end of 2004 included an amount of EUR 3,748 thousand corresponding to the expenses incurred in the context of the capital increase of 2003 less the accumulated amortization. These costs have been transferred in 2005 to the equity of the group. This transfer is included in the line 'Other movements' of 2005.

The line "Additions" includes own production for EUR 688 thousand in 2006 (EUR 847 thousand in 2005).

The line "Disposals" is mainly composed of the amount of emission rights that Umicore has used during the period.

Within the framework of the Kyoto Protocol, the EU emission trading system was put in place in 2005. Therefore the Flemish Government granted a number of emission rights to the Flemish sites of certain companies, including Umicore and covering a period of 3 years (2005-2007). Each year, at the end of February, one third of these emission rights is put on an official register. This release of emission rights is capitalized in the intangible assets following a guidance, issued by the Belgian Accounting Standards Commission.

There are no pledges on, or restrictions to, the title on intangible assets, other than disclosed in note 32.

15 Goodwill

(€ thousand)

	31/12/05	31/12/06
At the end of the preceding financial year		
Gross value	91,243	92,781
Impairment losses		
NET BOOK VALUE OF THE PRECEDING FINANCIAL YEAR	**91,243**	**92,781**
- acquisitions through business combinations		1,120
- translation adjustments	1,538	(1,536)
- other movements		12
At the end of the financial year	**92,781**	**92,377**
Gross value	92,781	92,377
Accumulated impairment losses		
NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR	**92,781**	**92,377**

This table includes goodwill related to fully consolidated companies only, while goodwill relating to companies accounted for by the equity method is detailed in note 17.

The goodwill has been allocated to the primary segments as follow:

(€ thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Investments	Total
31/12/2005	11,174	53,863	9,842	17,902		**92,781**
31/12/2006	10,387	54,576	9,844	17,570		**92,377**

Management tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The recoverable amounts of cash-generating units to which goodwill is allocated have been determined based on value-in-use calculations, by means of discounted cash-flow modeling on the basis of the Group's operational plans. The weighted average cost of capital which is used as discounting factor is adjusted to the situation of each business segment and is ate least 9% pre-tax based.

16 Property, plant and equipment

(€ thousand)

	Land and buildings	Plant, machinery and equipment	Furniture and vehicles	Other tangible assets	Construction in progress and advance payments	Total
At the beginning of 2005						
Gross value	522,803	1,429,782	163,760	81,468	59,361	**2,257,174**
Accumulated amortization	(298,713)	(1,052,808)	(121,590)	(79,770)		**(1,552,881)**
Net book value at the beginning of 2005	**224,090**	**376,975**	**42,170**	**1,698**	**59,361**	**704,293**
- additions	16,633	48,195	10,230	511	67,195	**142,765**
- disposals	(2,983)	(157)	(376)	(312)	(429)	**(4,257)**
- depreciations (included in «Depreciation and impairments»)	(20,246)	(91,358)	(13,116)	(770)		**(125,490)**
- impairment losses recognized (included in "Depreciation and impairments")	(863)	(20,763)	(134)			**(21,761)**
- reversal of impairment loss (included in "Other operating income")	18	60				**78**
- translation adjustments	6,163	10,753	1,131	16	3,146	**21,208**
- other movements	9,026	47,504	3,326	131	(64,028)	**(4,041)**
At the end of 2005	**231,838**	**371,209**	**43,231**	**1,274**	**65,245**	**712,796**
Gross value	552,434	1,530,973	167,826	75,009	65,245	**2,391,487**
Accumulated amortization	(320,596)	(1,159,764)	(124,595)	(73,736)		**(1,678,691)**
Net book value at the end of 2005	**231,838**	**371,209**	**43,231**	**1,274**	**65,245**	**712,796**
- acquisitions through business combinations	12,758	15,595	88	1,000	1,172	30,612
- additions	10,276	33,327	10,524	573	78,610	**133,311**
- disposals	(1,147)	(7,262)	(2,359)	(29)	(1,203)	**(12,000)**
- depreciations (included in "Depreciation and impairments")	(20,751)	(91,805)	(13,625)	(572)		**(126,754)**
- impairment losses recognized (included in "Depreciation and impairments")	(1,302)	(6,824)	(48)			**(8,174)**
- reversal of impairment loss (included in "Other operating income")	160	150	20			**330**
- translation adjustments	(3,768)	(5,923)	(463)	(11)	(1,759)	**(11,923)**
- other movements	10,238	55,486	4,349	(159)	(71,725)	**(1,812)**
At the end of the financial year	**238,301**	**363,953**	**41,716**	**2,076**	**70,340**	**716,386**
of which leasing:	2,558	401	142			**3,101**
Gross value	582,471	1,554,003	166,678	18,319	70,340	**2,391,811**
Accumulated amortization	(344,170)	(1,190,049)	(124,962)	(16,243)		**(1,675,425)**
NET BOOK VALUE	**238,301**	**363,953**	**41,716**	**2,076**	**70,340**	**716,386**
Leasing						
Gross value	3,480	464	382			**4,326**
Accumulated amortization	(922)	(63)	(240)			**(1,225)**
NET BOOK VALUE	**2,558**	**401**	**142**			**3,101**

Management determines the estimated useful lives and related depreciation charges for property, plant and equipment. Management uses standard estimates based on a combination of physical durability and projected product life or industry life cycles. These useful lives could change significantly as a result of technical innovations, market developments or competitor actions. Management will increase the depreciation charge where useful lives are shorter than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

The key non-maintenance related additions to property, plant and equipment are attributable to technology and infrastructure developments in Automotive Catalysts (additional testing facilities in Germany and additional production lines in South-Africa, China and Canada), investments in quality improvement in Electro-Optic Materials ' Business Line substrates in Belgium, the expansion of the sulphuric acid treatment facility in Precious Metals Refining, an investments for Catalyst Technologies in a silver-nitrate plant in Brazil and new product developments and downstream investments in Zinc Specialties.

Impairment losses on fixed assets are mainly due to the restructuring of the Hanau-based refining activities in Germany, the sale of the silicon wafer facility in Boston (USA) and the discontinuation of cobalt manufacturing in the US.

The line 'other movements' mainly includes the amounts of PPE transferred to the SolviCore joint venture.

There are no pledges on, or restrictions to, the title on property, plant and equipment, other than disclosed in note 32.

Umicore engaged in a financial lease for the construction of a building in Viviez, France.

17 Investments accounted for using the equity method

The investments in companies accounted for using the equity method are composed mainly of the following associates and joint ventures:

	Measurement currency	Percentage	
		2005 (%)	2006 (%)
Associates			
Ganzhou Yi Hao Umicore Industries	CNY	40.00	40.00
IEQSA	PEN	40.00	40.00
Element Six Abrasives	USD	40.22	40.22
Padaeng Industry Public Cy Ltd	THB	46.90	46.90
Jiangmen Chancsun Umicore Industry Co., Ltd	CNY	40.00	40.00
Todini	EUR	40.00	40.00
Reaxa	GBP	21.69	22.54
Joint ventures			
Fohl China	CNY	50.00	50.00
ICT Japan	JPY	50.00	50.00
ICT USA	USD	50.00	50.00
Ordeg	KRW	50.00	50.00
Rezinal	EUR	50.00	50.00
SolviCore GmbH & Co KG	EUR	0.00	50.00
SolviCore Management GmbH	EUR	0.00	50.00

(€ thousand)

	Notes	Net book value	Goodwill	Total
At the end of previous year		**127,261**	**52,721**	**179,982**
- acquisitions through business combinations	8	10,404		10,404
- profit for the year	(a)	50,633		50,633
- dividend distributed or received		(17,895)		(17,895)
- increase		438		438
- disposal		(985)		(985)
- charge for the period	(a)		(933)	(933)
- other reserves	(b)	(3,466)		(3,466)
- translation adjustments		(6,577)	(179)	(6,756)
At the end of the year		**159,813**	**51,609**	**211,422**
of which joint ventures		52,117	355	52,472

(a) Included in "Share of result of companies accounted for by the equity method".
(b) Included in the consolidated statement of all changes in equity.

Following management's analysis, an impairment loss of EUR 933 thousand was recorded to reduce the value of the goodwill related to Umicore's stake in Reaxa (United Kingdom)

Umicore's share in the aggregated balance sheet and income statement items of the main associates would have been as follows:

(€ thousand)

	31/12/05	31/12/06
Assets	177,954	257,339
Liabilities	88,627	122,478
Turnover	213,433	305,006
Net result	20,554	37,897

In 2005, Umicore and De Beers simplified the ownership structure of their synthetic diamond joint venture Element Six Abrasives. Umicore's stake was previously structured as a 50% holding by Umicore's Sibeka subsidiary (in which De Beers had a 20% stake). From 2006, Umicore holds a direct 40% stake in Element Six Abrasives. This change reduces the level of contribution to Umicore's EBIT but results in an equal reduction in minority interests. In the context of this restructuring, the scope of activities included within Element Six Abrasives was extended to include marketing and research capabilities, previously fully owned by De Beers.

Based on its publicly quoted stock price as at the end of 2006, the fair value of Umicore's investment in Padaeng Industry Ltd would be EUR 91,792 thousand.

Umicore's share in the aggregated balance sheet of the joint ventures would have been as follows:

(€ thousand)

	31/12/05	31/12/06
Current assets	84,754	136,898
Non-current assets	19,837	19,103
Current liabilities	56,136	95,298
Non-current liabilities	11,417	7,657

Umicore's share in the aggregated income statement items of the joint ventures would have been as follows:

(€ thousand)

	31/12/05	31/12/06
Operating result	13,178	18,416
Financial result	653	409
Tax	(3,929)	(7,060)
Net result Group	9,902	11,765

18 Available-for-sale financial assets and loans granted

(€ thousand)

NON-CURRENT FINANCIAL ASSETS	Notes	Financial assets available for sale	Loans granted
At the beginning of 2005		16,156	4,924
- increase		1,067	600
- decrease		(836)	(131)
- impairment losses (included in "Depreciation and Impairments")		(196)	(588)
- reversals of impairment losses (included in "Depreciation and Impairments")		65	
- translation adjustments		157	521
- fair value recognized in equity		9,265	
- other movements		5,338	(1)
At the end of 2005		31,016	5,324
- increase	(a)	14,139	557
- decrease	(b)	(12,194)	(2,368)
- impairment losses (included in "Depreciation and Impairments")		(172)	(1,817)
- reversals of impairment losses (included in "Depreciation and Impairments")		9	
- translation adjustments		(144)	(287)
- fair value recognized in equity	(c)	17,788	
- fair value derecognized out of equity		(1,409)	
- other movements		(941)	1,198
At the end of the financial year		48,092	2,606

CURRENT FINANCIAL ASSETS		
At the end of the preceding financial year	406	4
- increase		36,631
- decrease	(36)	(446)
- write-downs (included in "Depreciation and Impairments")	(12)	(520)
- translation adjustments	(9)	(18)
- Other	(22)	1,530
At the end of the financial year	328	37,181

(a) is mainly related to the acquisition of a stake in Duksan Hi-Metal Co, a publicly traded company based in Ulsan, South Korea.
(b) is mainly related to the sale of Traxys and Adastra investments (see the impact on income statement in Note 9b).
(c) is mainly related to shares in NYMEX (New York Mercantile Exchange). Umicore AG & Co KG used to have two seats on the NYMEX that were bought in 1974 for USD 14 thousand. The NYMEX went public in November 2006 and the seats were transformed into shares. Umicore currently owns 180,000 shares. They are accounted for as available-for-sale financial assets. In December 2006, Umicore recognized the value at current realizable value which is the quoted stock price as at 31 December 2006.

Loans granted are mainly floating interest rate loans to associates and non-consolidated affiliates. Their fair value can hence be considered as equal to their nominal value. In the current loans granted, the increase is mainly related to the recognition of margin calls for EUR 36 million.

19 Inventories

(€ thousand)

Analysis of inventories	31/12/05	31/12/06
Base product with metal hedging - gross value	755,092	866,462
Base product without metal hedging - gross value	115,318	236,779
Consumables - gross value	78,431	75,240
Write-downs	(45,428)	(45,153)
Advances paid	10,229	17,173
Contracts in progress	1,046	1,772
Total inventories	914,688	1,152,272

Inventories have increased by EUR 237,584 thousand which reflects predominantly the effect of higher metal prices.

Based on metal prices and currency exchange rates prevailing at the closing date, the value of metal inventory would be about EUR 992 million higher than the current book value. However, most of these inventories cannot be realized as they are tied up in manufacturing and commercial operations.

The negative impact of IAS 39 on the net inventory value is EUR 5,106 thousand (EUR 5,779 in 2005).

No significant write-downs have been done during the period.

There are no pledges on, or restrictions to, the title on inventories.

20 Trade and other receivables

(€ thousand)

NON CURRENT	Notes	31/12/05	31/12/06
Cash guarantees and deposits		2,740	3,765
Trade receivables maturing > 1 year		1,631	1,645
Other receivables maturing > 1 year		(1,141)	(20)
Assets employee benefits		383	879
Total		**3,613**	**6,269**

CURRENT	Notes	31/12/05	31/12/06
Trade receivables (at cost)		572,889	832,719
Trade receivables (write down)		(17,239)	(17,667)
Other receivables (at cost)		149,318	172,094
Other receivables (write down)		(5,174)	(9,330)
Interest receivable		535	57
Fair value receivable financial instruments held for cash-flow hedging	31	264	27,506
Fair value receivable other financial instruments	31	5,073	29,723
Deferred charges and accrued income		12,049	12,052
Total		**717,713**	**1,047,155**

Trade receivables have increased due to surging metal prices (mainly to the increase in the zinc price) and not to an increase of credit terms.

The increase in other receivables is mainly due to the royalties receivable regarding the estimated present value of potential income from the gold mining concession in Guinea and to an increased amount of VAT receivable.

21 Deferred tax assets and liabilities

(€ thousand)

Tax assets and liabilities	31/12/05	31/12/06
Income tax receivables	9,570	9,189
Deferred tax assets	139,253	259,699
Income tax payable	(17,370)	(49,729)
Deferred tax liabilities	(40,899)	(44,246)

	Assets		Liabilities		Net	
	2005	2006	2005	2006	2005	2006
At the end of preceding financial year	79,766	139,253	(43,907)	(40,899)	35,859	98,354
Deferred tax recognized in the P&L	18,298	43,599	3,583	(7,199)	21,881	36,400
Deferred tax recognized in equity	35,059	77,729	3,435	3,736	38,494	81,464
Translation adjustments	2,221	(1,025)	(245)	243	1,976	(782)
Transfer	(4,252)	329	(3,015)	(328)	(7,267)	
Other movements	8,162	(185)	(750)	201	7,411	16
At the end of financial year	**139,253**	**259,699**	**(40,899)**	**(44,246)**	**98,355**	**215,453**

(€ thousand)

Deferred tax in respect of each type of temporary differences	Assets		Liabilities		Net	
	2005	2006	2005	2006	2005	2006
Intangible assets	5,513	1,236	(739)	(667)	4,774	569
Goodwill on fully consolidated companies	0	2,257	(1,324)	(554)	(1,324)	1,703
Property, plant and equipment	10,706	13,315	(20,647)	(19,265)	(9,941)	(5,950)
Long term receivables	25	116	(718)	(2,092)	(626)	(1,794)
Inventories	5,707	10,977	(36,465)	(42,696)	(30,758)	(31,719)
Accounts Receivable	9,062	7,285	(49,545)	(30,966)	(40,483)	(23,681)
Group shareholder's equity	11		(13,015)	(14,494)	(13,004)	(14,494)
Long term financial debt and other payable	456	1,490			456	1,490
Provisions for employee benefits	53,861	51,216	(109)	(391)	53,752	50,825
Provisions for environment	432	4,286		(8,593)	432	(4,307)
Provisions for other liabilities and charges	19,580	27,071	(965)	(1,388)	18,615	25,683
Current provisions for environment		10,108				10,108
Current provisions for other liabilities & charges	244	3,760			244	3,760
Trade and other payables	81,293	151,569	(4,449)	(1,763)	76,844	149,806
Total deferred tax due to temporary differences	186,890	284,686	(127,976)	(122,869)	58,914	161,817
Tax losses to carry forward	104,528	89,379			104,528	89,379
Investment deductions		1,477				1,477
Notional interests carried forward		2,158				2,158
RDT carried forward		628				628
Other	(421)	6,652			(421)	6,652
Deferred tax assets not recognized	(64,667)	(46,658)			(64,667)	(46,658)
Total tax assets/liabilities	226,330	338,322	(127,976)	(122,869)	98,354	215,453
Compensation of assets and liabilities within same entity	(87,077)	(78,623)	(87,077)	(78,623)		
Net amount	139,253	259,699	(40,899)	(44,246)	98,354	215,453
	Base	Base	Tax	Tax		
Amount of deductible temporary differences, unused tax losses or tax credits for which no deferred tax asset is recognized in the balance sheet	190,992	138,049	(64,667)	(46,658)		
expiration date with no time limit	159,688	138,049	(53,597)	(46,658)		
expiration date 7 years	16,895		(6,207)			
expiration date 15 years (weighted average USA)	14,409		(4,865)			

The increase in temporary differences on trade and other payables is mainly due to the changes in fair value of cash flow hedges.

The change of the period in temporary differences are charged in the income statement except those arising from events that where recognized directly in equity. The main movements in deferred tax recognized directly in equity affect the lines "Account receivable" (negative to EUR 9,209 thousands), "Trade and other payables" (EUR 89,485 thousands) and "Provisions for employee benefits" (EUR 1,518 thousands).

Deferred tax assets are only recognized to the extent that their utilization is probable, i.e. if a tax benefit is expected in future periods.

Unrecognized deferred tax assets of EUR 46,658 mainly arise mainly from tax losses (EUR 30,931 thousands) and temporary differences on property, plant and equipment (EUR 8,975 thousands) and provisions (EUR 2,058 thousands).

The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

22 Cash and cash equivalents

(€ thousand)

Cash and cash equivalents	31/12/05	31/12/06
Short-term investments: bank term deposits	20,292	18,320
Short-term investments: term deposits (other)	1,273	3,319
Cash-in-hand and bank current accounts	84,578	152,979
Total cash and cash equivalents	106,143	174,617
Bank overdrafts (included in current financial debt in the balance sheet)	14,021	11,675
Net cash as in Cash Flow Statement	92,122	162,943

All cash and cash equivalents are fully available for the Group

23 Consolidated statement of changes in equity

(€ thousand)

	Attributable to equity holders of the Group					Minority interest	Total for continuing operations	Equity of discontinued operations	Total equity
	Notes	Share capital and premiums	Reserves	Currency translation differences and other reserves	Treasury shares				
Balance at 1 January 2005		**444,123**	**592,479**	**(78,861)**	**(27,946)**	**53,317**	**983,112**	**298,476**	**1,281,588**
Changes in available-for-sale financial assets reserves				9,291		10	9,301		**9,301**
Changes in cash flow hedge reserves				(137,710)		(99)	(137,809)	(3,241)	**(141,050)**
Changes in post employment benefit reserves				(40,405)		(99)	(40,504)		**(40,504)**
Changes in share-based payment reserves				1,869			1,869		**1,869**
Changes in deferred taxes directly recognized in equity				55,387		77	55,464	657	**56,121**
Changes in currency translation differences				54,374		5,025	59,399	5,313	**64,712**
Net income (expense) recognized directly in equity				**(57,195)**		**4,914**	**(52,280)**	**2,729**	**(49,551)**
Result of the period			127,915			12,427	140,342	14,285	**154,627**
Total recognized income			**127,915**	**(57,195)**		**17,341**	**88,062**	**17,014**	**105,076**
Capital increase		12,795					12,795		**12,795**
Dividends			(41,582)			(6,208)	(47,790)		**(47,790)**
Changes in treasury shares					(632)		(632)		**(632)**
Changes in scope						(20,124)	(20,124)		**(20,124)**
Impact of discontinued operations								(315,490)	**(315,490)**
Balance at 31 December 2005		**456,918**	**678,811**	**(136,055)**	**(28,578)**	**44,326**	**1,015,422**		**1,015,422**
Balance at 31 December 2005		**456,918**	**678,811**	**(136,055)**	**(28,578)**	**44,326**	**1,015,422**		**1,015,422**
Changes in available-for-sale financial assets reserves				16,332		6	16,337		**16,337**
Changes in cash flow hedge reserves				(248,977)		(43)	(249,020)		**(249,020)**
Changes in post employment benefit reserves				631		(113)	518		**518**
Changes in share-based payment reserves				7,712			7,712		**7,712**
Changes in deferred taxes directly recognized in equity				86,090		53	86,143		**86,143**
Changes in currency translation differences				(38,543)		(5,478)	(44,021)		**(44,021)**
Net income (expense) recognized directly in equity				**(176,756)**		**(5,575)**	**(182,331)**		**(182,331)**
Result of the period			195,848			4,925	200,773		**200,773**
Total recognized income			**195,848**	**(176,756)**		**(650)**	**18,442**		**18,442**
Capital increase		6,948					6,948		**6,948**
Dividends			(47,156)			(4,447)	(51,603)		**(51,603)**
Changes in treasury shares					(10,944)		(10,944)		**(10,944)**
Changes in scope						9,876	9,876		**9,876**
Balance at 31 December 2006		**463,866**	**827,503**	**(312,810)**	**(39,521)**	**49,105**	**988,142**		**988,142**

The legal reserve of EUR 35,711 thousand which is included in the retained earnings is not available for distribution.

The share capital of the Group as at 31 December 2006 was composed of 26,010,025 shares with no par value.

The detail of the currency translation differences and other reserves is as follows:

(€ thousand)

	Available-for-sale financial assets reserves	Cash flow hedge reserves	Deferred taxes recognized directly in equity	Post-employment benefit reserves	Share-based payment reserves	Currency translation differences	TOTAL
Balance at 1 January 2005	0	47,107	(12,973)	(22,148)	1,385	(92,232)	(78,861)
Gains and losses recognized in equity	9,265	(92,604)	40,087	(38,031)	1,869		(79,414)
Gains and losses derecognized in equity		(44,893)	15,070				(29,824)
Exchange differences	26	(213)	230	(2,374)		54,374	52,043
Balance at 31 December 2005	9,291	(90,603)	42,415	(62,553)	3,255	(37,858)	(136,055)
Balance at 1 January 2006	9,291	(90,603)	42,415	(62,553)	3,255	(37,858)	(136,055)
Gains and losses recognized in equity	17,788	(356,815)	123,077	(2,017)	7,712		(210,256)
Gains and losses derecognized in equity	(1,409)	108,080	(36,739)	(353)			69,580
Exchange differences	(47)	(242)	(248)	3,001		(38,543)	(36,079)
Balance at 31 December 2006	25,622	(339,580)	128,505	(61,922)	10,967	(76,401)	(312,810)

Gains and losses recognized in equity on available-for-sale financial assets relate to the fair value adjustments of the period Nymex, Cumerio participations (refer to note 18 on available-for sale financial assets). Gains and losses derecognized in equity on available-for-sale financial assets relate to the sale of Traxys and Adastra.

The net losses recognized in equity regarding cash flow hedges (EUR 356,815 thousand) are the changes in fair value of new cash flow hedging instruments or existing at the opening but which have not yet expired at year end. The net gains derecognized from equity (EUR 108,080 thousand) are the fair values of the cash-flow hedging related instruments which expired during the year.

New actuarial losses on the defined post-employment benefit plans, have been recognized in equity for EUR 2,017 thousand.

The 2006 shares and stock option plans have led to a share-based payment reserve of EUR 7,712 thousand (refer to note 10 on employee benefits).

24 Financial debt

(€ thousand)

NON-CURRENT	Bank loans	Other loans	Total
At the beginning of 2005	402,063	5,409	407,472
- Increase	20,007		20,007
- Decrease	(175,990)	(392)	(176,382)
- Translation adjustments	100		100
- Transfers	(150,734)	149,979	(755)
- Other movements	(12)		(12)
At the end of 2005	95,433	154,996	250,429
- Increase	535,500	35	535,535
- Decrease	(385,039)	(382)	(385,422)
- Translation adjustments		(1)	(1)
- Transfers	(351)	13	(338)
- Other movements		(129)	(129)
At the end of the financial year	245,542	154,532	400,074

CURRENT PORTION OF LONG-TERM FINANCIAL DEBTS	Bank loans	Other loans	Total
At the end of the preceding financial year	2,379	415	2,794
- Increase / decrease	(2,028)	(33)	(2,061)
At the end of the financial year	351	382	733

CURRENT	Short term bank loans	Bank overdrafts	Securitization	Short term loan: commercial paper	Other loans	Total
At the end of the preceding financial year	145,694	14,021	0	0	208,488	368,203
- Increase / (decrease)	82,534	(2,346)	125,000	203,168	(189,499)	218,857
At the end of the financial year	228,228	11,675	125,000	203,168	18,989	587,060

The net financial debt of the group has increased by EUR 263 million mainly as a result of the inclusion of securitization and the increase of working capital requirement.

At 31 December 2006, securitized receivables stood at a level of EUR 125 million. Umicore renewed the securitization programme which expired in 2006, but in order to avoid extra costs, elected not to make the new programme qualify as an off-balance sheet item as defined under IFRS. Therefore, and contrary to 2005, these securitized receivables have been included in the net debt total.

Umicore renegotiated in May a new EUR 450 million bank syndicated loan replacing and extending the terms of the 2004-2009 syndicated bank loan. The decreases and increases in the bank loans correspond to first quarter drawings on the old loans, the subsequent repayments of the old loans and the drawings on the new loans.

The EUR 150 million 8-year bond issued in 2004, which was originally reported as a long-term bank loan, has been reclassified to 'Other loans' in 2005. The issued commercial paper disclosed in 'other loans in 2005 is now disclosed separately.

(€ thousand)

A. Analysis by maturity dates	2008	2009	2010	2011	After 2011	Total
Long-term bank loans	146	132	72	25,075	220,117	**245,542**
Other long-term loans	535	410	424	440	152,723	**154,532**
Non-current financial debts	**681**	**542**	**496**	**25,515**	**372,840**	**400,074**

B. Analysis of long-term debts by currencies (including current portion)	Euro	US Dollar	Other currencies	Total
Long-term bank loans	245,894			245,894
Other long-term loans	154,902		12	154,914
Non-current financial debt	**400,796**		**12**	**400,808**

The fair value of the EUR 150 million 8-year bond which was issued in 2004 was EUR 153.3 million as at 31 December 2006, based on the bond value as quoted on Euronext at that date. The effective interest rate for this bond is 4.875% which is equal to the fixed interest rate.

The long term bank loans consists of a EUR 20 million bank loan maturing in 2013 and bearing an interest of 5.36% per annum, floating rate loans of EUR 170 million maturing in 2013 and of EUR 55 million maturing in 2011. The fair value of these EUR 225 million can be considered as equal to their nominal value.

The repricing date of the floating rate loans are very short term and are made at the convenience of the treasury department at market conditions as part of their daily management of treasury operations

Part of the non current financial debt is subjected to standard financial covenants included in the loan agreements.

25 Trade debt and other payables

(€ thousand)

Non-current	Notes	31/12/05	31/12/06
Long term trade payables		74	74
Other long term debts		93	254
Investment grants and deferred income from grants		1,613	3,126
		1,780	3,454

Current	Notes	31/12/05	31/12/06
Trade payables		430,936	566,376
Advances received on contracts in progress		25	4,913
Tax - other than income tax -payable		13,375	68,920
Payroll and related charges		109,530	121,263
Other amounts payables		103,346	47,725
Dividends payable		4,932	4,889
Accrued interest payable		7,741	8,122
Fair value payable financial instrument held for cash flow hedging	31	85,157	350,621
Fair value payable other financial instruments	31	9,793	23,140
Accrued charges and deferred income		77,727	83,927
		842,562	1,279,896

Trade payables have increased as a result of surging metal prices.

The decrease in the line 'Other amounts payable' is mainly due to the transfer of securitization to financial debt partly compensated by increased amounts of VAT payable.

26 Provisions for employee benefits

The Group has various legal and constructive defined benefit obligations, the vast majority of which are situated in the Belgian, French and German operations and most of them being 'final pay' plans.

(€ thousand)

	Post-employment benefits, pensions and similar	Post-employment benefits - other	Termination benefits early retirement & similar	Other long-term employee benefits	Total
At the end of the preceding financial year	**112,474**	**23,863**	**64,178**	**17,359**	**217,874**
- Increase	10,132	568	6,505	1,030	18,236
- Reversal	(63)		(589)	(4,085)	(4,737)
- Use (included in "Payroll and related benefits")	(10,327)	(1,196)	(14,127)	(1,078)	(26,728)
- Interest and discount rate impacts (included in "Finance cost - Net")	4,136	1,005	2,260	738	8,139
- Translation adjustments	(575)	(352)	(5)		(932)
- Transfers	92	288	200	(165)	415
- Recognized in equity	5,918	(1,334)			4,584
- Other movements	(834)	(6)	(230)	(116)	(1,187)
At the end of the financial year	**120,953**	**22,835**	**58,193**	**13,684**	**215,665**

(€ thousand)

		Movements	
	31/12/2005	2005	31/12/2006
Belgium	77,190	(9,733)	67,457
France	29,445	(1,085)	28,360
Germany	99,830	8,987	108,817
Subtotal	**206,465**	**(1,831)**	**204,634**
Other entities	11,409	(378)	11,031
Total	**217,874**	**(2,209)**	**215,665**

This table shows the balances and the movements on provisions for employee benefits of the fully consolidated subsidiaries only. There is a difference in the line 'Recognized in equity' compared to what is shown in note 23 as that note also includes associates and joint ventures that are accounted for according to the equity method.

The 2006 movements show declining balances for plans in Belgium mainly related to the fulfillment of termination obligations and changing tax legislation leading to reversals at the other long-term employee benefits. Management expects cash outflows in the short term to stay in the same order of magnitude as the outflows of prior and current year.

The following disclosure requirements under IAS 19 amended were derived from the reports obtained for practically all plans from external recognized actuaries.

(€ thousand)

Change in benefit obligation	**2005**	**2006**
Benefit obligation at beginning of the year	**270,462**	**295,637**
Current service cost	14,860	18,675
Interest cost	11,708	12,889
Plan participants' contributions	23	42
Amendments	354	(2,555)
Actuarial (gain)/loss	28,096	(1,894)
Benefits paid from plan/company	(33,850)	(22,924)
Expenses paid		(25)
Net transfer in/(out) (including the effect of any business combinations/divestitures)	3,632	6,635
Plan curtailments	(967)	
Plan settlements	207	
Exchange rate changes	1,112	(1,640)
Benefit obligation at end of the year	**295,637**	**304,840**

Change in plan assets	**2005**	**2006**
Fair value of plan assets at the beginning of the year	**71,173**	**76,455**
Expected return on plan assets	3,484	4,251
Actuarial gain/(loss) on plan assets	(2,309)	(3,219)
Employer contributions	37,735	27,131
Member contributions	23	42
Benefits paid from plan/company	(33,850)	(22,924)
Expenses paid		(25)
Net transfer in/(out) (including the effect of any business combinations/divestitures)	(331)	7,294
Exchange rate changes	530	(785)
Fair value of plan assets at the end of the year	**76,455**	**88,220**

Pension plans in Belgium, France and Liechtenstein are wholly or partly funded with assets covering a substantial part of the obligations. All other plans are unfunded.

(€ thousand)

Amount recognized in the balance sheet	2005	2006
Present value of funded obligations	110,078	116,018
Fair value of plan assets	76,455	88,220
Deficit (surplus) for funded plans	33,623	27,798
Present value of unfunded obligations	185,559	188,822
Unrecognised past service (cost) benefit	(1,308)	(955)
Net liability (asset)	217,874	215,665

Components of pension costs:	2005	2006
Amounts recognized in profit and loss statement		
Current service cost	14,860	18,675
Interest cost	11,708	12,889
Expected return on plan assets	(3,484)	(4,251)
Amortization of past service cost incl. §58(a)	422	(2,247)
Amortization of net (gain) loss incl. §58(a)	3,357	(3,259)
Curtailment (gain)/loss recognized	(679)	
Settlement (gain)/loss recognized	(81)	
Total pension cost recognized in P&L account	26,103	21,807
Actual return on plan assets	1,175	1,032
Amounts recognized in statement of recognized income and expense		
Actuarial gains and losses of the year	26,585	4,584
Cumulative actuarial gains and losses	4,347	30,932
Total recognized in the SoRIE	30,932	35,516

The interest cost and return on plan assets as well as the discount rate impact on the non-post employment benefit plans included in the amortized actuarial losses or gains, are recognized under the finance cost in the income statement (see note 11). All other elements of the expense of the year are classified under the operating result.

Actuarial losses of the year recognized in equity originate mainly from a slight increase in discount rates on the pension plans and by lower actual return on plan assets for the pension funds in Belgium.

The policy to amortize the actuarial gains and losses is the experience policy.

(%)

Principal actuarial Assumptions	2005	2006
Weighted average assumptions to determine benefit obligations		
Discount rate	4.16	4.36
Rate of compensation increase	2.28	2.36
Rate of price inflation	1.82	2.07
Weighted average assumptions to determine net cost		
Discount rate	4.57	4.16
Expected long-term rate of return on plan assets during financial year	5.11	5.11
Rate of compensation increase	2.69	2.28
Rate of price inflation	1.70	1.82

Plan assets	2006	
	Percentage of plan assets	Expected return on plan assets
Equity securities	5.28	9.00
Debt securities	6.30	5.00
Real Estate	0.73	0.00
Other	87.69	4.90
Total	100.00	5.06

Other plan assets are predominantly invested in insurance contracts and bank term deposits. The expected long term rate of return on assets assumptions is documented for the individual plans.

(€ thousand)

History of experience gains and losses	2005	2006
Difference between the expected and actual return on plan assets		
Amount	2,309	3,219
Percentage of plan assets (%)	3.00	4.00
Experience (gain)/loss on plan liabilities		
Amount	22,726	(4,996)
Percentage of present value of plan liabilities (%)	8.00	(2.00)

Required disclosures for post-retirement medical plans	2005	2006
Assumed health care trend rate		
Immediate trend rate (%)	5.14	5.11
Ultimate trend rate (%)	7.00	6.75
Year that the rate reaches ultimate trend rate	2005	2006

	2006	
Sensitivity to trend rate assumptions	**Valuation trend** +1%	**Valuation trend** -1%
Effect on total service cost and interest cost components	824	38
Effect on defined benefit obligation	19,823	7,704

(€ thousand)

Balance sheet reconciliation	2006
Balance sheet liability (asset)	217,875
Pension expense recognised in P&L in the financial year	21,807
Amounts recognised in SORIE	4,584
Employer contributions made in the financial year	(8,707)
Benefits paid directly by company in the financial year	(18,424)
Net transfer in/(out) (including the effect of any business combinations/diversitures)	(659)
Other	45
Exchange rate adjustment - (gain)/loss	(855)
Balance sheet liability (asset) as of end of the year	**215,666**

The contribution expected to be paid to the plans during the annual period beginning after the balance sheet date is amounting EUR 8.1 million.

27 Stock option plans granted by the company

Plan	Expiry date	Exercise	Old exercise price EUR before Cumerio demerger (the exercice price may be higher in certain countries)	New exercise price EUR after Cumerio demerger (the exercice price may be higher in certain countries)	Number of options still to be exercised
ESOP 1999 (10 years)	10.06.2009	once a year: from	36.60	26.10	30,795
		May 20 until June 10	37.29	26.79	12,240
					43,035
ISOP 2000 (7 years)	13.03.2007	all working days of	30.50	20.00	13,975
	31.05.2007	Euronext Brussels	32.57	22.07	3,730
	(in certain countries		34.78	24.28	4,000
	other than Belgium)		39.50	29.00	
					21,705
ISOP 2001 (7 years)	14.03.2008	all working days of	41.44	30.94	4,710
		Euronext Brussels	41.80	31.30	
			42.43	31.93	43,975
					48,685
ISOP 2002 (7 years)	14.03.2009	all working days of	38.02	27.52	600
		Euronext Brussels	46.11	35.61	13,180
			48.15	37.65	113,465
					127,245
ISOP 2003 (7 years)	13.03.2010	all working days of	34.18	23.68	185,555
		Euronext Brussels	35.10	24.60	24,530
					210,085
ISOP 2003 bis	13.03.2010	all working days of	44.00	33.50	7,000
		Euronext Brussels			
					7,000
ISOP 2004	11.03.2011	all working days of	52.05	41.55	63,050
		Euronext Brussels	53.70	43.20	32,600
					95,650
ISOP 2005	16.06.2012	all working days of		64.60	119,800
		Euronext Brussels		68.30	2,200
					122,000
ISOP 2006	02.03.2013	all working days of		112.73	142,025
		Euronext Brussels		120.00	4,500
					146,525
Total					**821,930**

- ESOP refers to «Employee Stock Option Plan» (worldwide plan for hourly and monthly-paid employees and managers).
- ISOP refers to «Incentive Stock Option Plan» (worldwide plan for managers).
- The ISOP 2003 bis plan was set up in the first semester of 2004 for executives of PMG who joined Umicore as a result of the acquisition.

The stock options, which are typically vested at the time of the grant, will be settled with existing treasury shares or newly-created shares. Options which have not been exercised before the expiry date elapse automatically.

(€ thousand)

Details of the share options outstanding during the year	2005		2006	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at the beginning of the year	**1,468,915**	**30.63**	**987,620**	**36.58**
Granted during the year	141,100	64.70	146,525	112.95
Exercized during the year	622,395	28.90	312,215	35.49
Outstanding at the end of the year	**987,620**	**36.58**	**821,930**	**50.64**
Exercizable at the end of the year	987,620	36.58	821,930	50.64

The options outstanding at the end of the year have a weighted average remaining contractual life of October 2010.

28 Environmental provisions

(€ thousand)

	Provisions for soil clean-up & site rehabilitation	Other environmental provisions	Total
At the end of the preceding financial year	**96,897**	**30,416**	**127,313**
- Increase	20,202	7,815	28,017
- Reversal	(2,293)	(2,163)	(4,456)
- Use (included in "Other operating expenses")	(10,738)	(3,049)	(13,787)
- Discounting (included in "Finance cost -Net")	(1,033)		(1,033)
- Translation adjustments	(207)	(8)	(215)
- Other movements	(1,918)	1,775	(143)
At the end of the financial year	**100,910**	**34,786**	**135,696**
Of which - Non-current	74,619	31,486	106,105
- Current	26,291	3,301	29,592

Provisions for environmental legal and constructive obligations are recognized and measured by reference to an estimate of the probability of future cash outflows as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Provisions for environmental matters increased by EUR 8,383 thousand, with additional provisions being partly compensated by uses and reversals of existing provisions. The charges of the period are mainly due to the rehabilitation of different sites and to the covering of ponds.

Most of the use of provisions for the period are linked to the realization during the period of site rehabilitation programs and treatment of waste materials in Belgium and France.

A material portion of the provisions for soil clean-up and site rehabilitation relates to projects in Belgium and France. Management expects the most significant cash outflows on these projects to take place in the coming 1 to 6 years.

29 Provisions for other liabilities and charges

(€ thousand)

	Provisions for reorganization & restructuring	Provisions for other liabilities and charges	Total
At the end of the preceding financial year	**19,742**	**32,537**	**52,279**
- Change in scope		(3,313)	**(3,313)**
- Increase	10,711	21,469	**32,179**
- Reversal	(1,166)	(8,717)	**(9,883)**
- Use (included in "Other operating expenses")	(10,115)	(6,077)	**(16,192)**
- Discounting (included in "Finance cost - Net")		1,224	**1,224**
- Translation adjustments	(41)	(1,034)	**(1,075)**
- Transfers	(551)	13,168	**12,617**
- Other movements		3,417	**3,416**
At the end of the financial year	**18,579**	**52,673**	**71,253**
Of which - Non-current	5,182	38,888	**44,070**
- Current	13,397	13,786	**27,183**

Provisions for reorganization and restructuring and for tax, warranty and litigation risks, onerous contracts and product returns are recognized and measured by reference to an estimate of the probability of future outflow of cash as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized

Total provisions for other liabilities and charges have increased from EUR 52,279 thousand to EUR 71,253 thousand.

The charge of the period in provisions for reorganization & restructuring is mainly linked to restructuring costs concerning the refining operations in Hanau.

The increase in provisions for other liabilities and charges concerns warranties, tax and non tax-litigations and affects a wide range of subsidiaries for smaller amounts.

They also include provisions for onerous contracts related to the IAS 39 effect (see note 9). The charge of the period on provision for onerous contracts is EUR 7,848 thousand partly compensated by a reversal of EUR 37 thousand. The closing balance of this provision is EUR 8,455 classified as current provision.

Some provisions, previously booked in accrual accounts (included in trade and other payables) have been reclassified to provisions for an amount of EUR 13 million. This shift is reported under the line "Transfers".

No assessment can be done on the expected timing of outflow of the non-current part of the provisions for other liabilities and charges.

30 Notes to the cash flow statement

Definitions

The cash flow statement identifies operating, investing and financing activities for the period.

The investing cash flows related to acquisitions (and disposals) of subsidiaries are reported net of cash acquired (or disposed of) (see note 9, "Business combinations").

Umicore uses the indirect method for the operating cash flows. The net profit and loss is adjusted for:

- the effects of non-cash transactions such as provisions, write-downs, etc., and the variance in operating capital requirements.
- items of income or expense associated with investing or financing cash flows.

(€ thousand)

	31/12/05	31/12/06
Adjustments for non cash transactions		
Depreciations	132,613	134,371
Adjustment IAS 39	6,333	20,065
Reclassification of discontinued charges	(4,171)	
Negative goodwill taken in result		(2,212)
(Reversal) Impairment charges	19,351	14,785
Exchange difference on LT loans	(15,257)	12,840
Write downs (backs) on financial fixed assets	578	
Inventories and bad debt provisions	3,221	10,172
Depreciation on government grants	(191)	(2,376)
Share-based payments	1,869	7,712
Change in provisions	(12,242)	2,643
Other	578	139
	132,682	**198,139**
Adjustments for items to disclose separately or under investing and financing cash flows		
Tax charge of the period	18,649	52,362
Interest (income) charges	21,636	33,117
(Gain) loss on disposal of fixed assets	809	(15,002)
Dividend income	(434)	(1,284)
Other	(578)	
	40,082	**69,194**
Change in working capital requirement analysis		
Inventories	(117,048)	(237,584)
Trade and other receivables	(41,930)	(706,523)
Trade and other payables	126,112	813,433
As in the consolidated balance sheet	**(32,866)**	**(130,674)**
IAS 39 effect	(8,966)	(26,643)
Non cash items (mainly cash flow hedge)	(62,917)	(226,029)
Currency translation differences	27,733	(32,203)
As in the consolidated cash flow statement	**(77,016)**	**(415,549)**

A) Net cash flow generated by operating activities

Operating cash flow after tax is EUR (20.1) million. Working capital requirements increased by some EUR 290.5 million (not including the classification effect of securitization). The increase in working capital requirements was driven primarily by the surging zinc price in 2006.

B) Net cash flow used in investing activities

Net cash requirements for investing activities increased by EUR 161,264 thousand in 2006, mainly due to the reimbursement by Cumerio of its debt toward the Group in 2005.

Capital expenditure reached EUR 137,613 thousand. The key non-maintenance related additions to property, plant and equipment are attributable to technology and infrastructure developments in Automotive Catalysts (additional testing facilities in Germany and additional production lines in South-Africa, China and Canada), investments in quality improvement in Electro-Optic Materials ' Business Line substrates in Belgium, the expansion of the sulphuric acid treatment facility in Precious Metals Refining, an investments for Catalyst Technologies in a silver-nitrate plant in Brazil and new product developments and downstream investments in Zinc Specialties.

C) Net cash flow used in financing activities

The cash flow generated by financing activities is mainly due to the net increase of indebtedness (EUR 377,425 thousand) combined with a capital increase of EUR 6,948 thousand triggered by the exercise of stock options by the personnel of the group. These positive impacts are partly compensated by the payment of dividends (EUR 52,984 thousand), and net interests (EUR 32,160 thousand) and by a net buy back of own shares for EUR 10,944 thousand.

31 Financial instruments

Umicore uses metal derivatives quoted mainly on the London Metal Exchange, currency derivatives and Interest Rate Swaps with reputated brokers and banks and this to hedge its structural and transactional metal, currency and interest rate risks.

a) financial instruments related to cash-flow hedging

(€ thousand)

	Notional or Contractual amount		Fair value	
	31/12/2005	31/12/2006	31/12/2005	31/12/2006
Forward commodities sold	385,412	411,111	(75,440)	(350,294)
Forward commodities bought	(6,193)		264	
Forward currency contracts sold	374,634	458,020	(7,479)	26,420
Forward IRS contracts	60,000	142,000	(2,238)	760
Total fair value impact subsidiaries			(84,894)	(323,114)
Recognized under trade and other receivables			264	27,506
Recognized under trade and other payables			(85,187)	(350,621)
Total fair value impact associates and joint ventures			(5,766)	(16,565)
Total Group			(90,660)	(339,679)

The principles and documentation on the hedged risks as well as the timing related to the Group's cash flow hedging operations are included in note 3 Financial risk management.

The fair values of the effective hedging instruments are in first instance recognized in the fair value reserves recorded in equity and are derecognized when the underlying forecasted or committed transactions occur (see note 23)

The forward commodities sold contracts are set up to hedge ao the following commodities: zinc, gold, silver, copper and lead.

The forward currency contracts are set up to hedge USD towards EUR and AUD.

The impact on the associates and joint ventures is mainly related to Padaeng which holds forward commodities contracts on Zinc.

The average maturity date of financial instruments related to cash-flow hedging is November 2007 for the forward commodities sold, December 2007 for the forward currency contracts and March 2007 for the forward IRS contracts.

The terms and conditions of the forward contracts are common market conditions.

In those circumstances whereby the hedge accounting documentation as defined under IAS 39 is not available, financial instruments used to hedge structural risks for metals and currencies are measured as if they were held for trading. However, such instruments are being used to hedge future probable cash-flows and are not speculative in nature.

b) other financial instruments

(€ thousand)

	Notional or Contractual amount		Fair value	
	31/12/2005	31/12/2006	31/12/2005	31/12/2006
Forward LME sales	192,786	191,227	(23,447)	(21,926)
Forward LME purchases	(114,464)	(193,306)	20,851	27,871
Forward currency contracts sold	151,810	81,365	(2,299)	1,235
Forward currency contracts bought	(55,559)	(47,980)	175	(596)
Total fair value impact subsidiaries			(4,720)	6,584
Recognized under trade and other receivables			5,073	29,723
Recognized under trade and other payables			(9,793)	(23,140)
Total fair value impact associates and joint ventures			(401)	422
TOTAL GROUP			(5,121)	7,006

The principles and documentation related to the Group's transactional hedging are included in note 3 Financial risk management. In the absence of hedge accounting documentation as defined under IAS 39, financial instruments used to hedge transactional risks for metals and currencies are measured as if they were held for trading. However, such instruments are being used to cover existing transactions and firm commitments and are not speculative in nature.

The fair values are immediately recognized in the income statement under "Other operating income" for the commodity instruments and the Net Finance cost for the currency instruments.

c) Embedded derivatives

In 2006 a contractual situation is identified at Umicore Zinc Alloys France which links part of the electricity costs (host contract) to the evolution of the Zinc price (embedded derivative).

The embedded Zinc price option at signing amounted to a discounted fair value of EUR 12.6 million measured via mark-to-market using forward rates. The mirroring option premium was amortized for EUR 8.7 million in the income statement. At closing, the discounted fair value amounted to EUR 27.6 million or a fair value change of EUR 15.0 million recognized in the income statement as well. A deferred tax income was booked and recognized for EUR 8.1 million.

At closing, the balance sheet includes EUR 27.6 million recorded under other charges payable, EUR 3.9 million as deferred charges to amortize and EUR 8.1 million as deferred tax asset.

Under IFRS, Umicore can only recognize the negative impact of the higher zinc price and not the underlying contracted electricity price, which is significantly better than current market prices. This impact will be reversed over the lifetime of the specific contract, which runs until 2009. The above amounts are reported under the IAS 39 impact (see note 2.22 and note 9)

In 2006 a contractual situation is activated whereby variable price adjustments (embedded derivative) occur on the sale (host contract) in 1992 of the participation and loans of Aurifère de Guinée, a gold mining concession in Guinea.

At closing, management estimated the discounted present value of potential income from this source, based amongst others upon gold price, mine potential and operating conditions and creditworthiness of the mine owner, at EUR 9.2 million. The actual recognized income in 2006 amounted to EUR 6.5 million, so total impact on the income statement amounted to EUR 15.7 million.

32 Off balance sheet commitments

(€ thousand)

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET	31/12/2005	31/12/2006
Guarantees constituted by third parties on behalf of the Group	34,882	285,175
Guarantees constituted by the Group on behalf of third parties	10,854	8,296
Guarantees received	21,540	24,125
Goods and titles held by third parties in their own names but at the Group's risk	452,210	582,787
Commitments to acquire and sell fixed assets	245	644
Commercial commitments for commodities purchased (to be received)	154,329	304,612
Commercial commitments for commodities sold (to be delivered)	281,521	537,777
Property and securities of third parties held by the Group	1,012,282	1,478,620
Miscellaneous rights and commitments	4,312	5,566

A. Guarantees constituted by third parties on behalf of the Group

are secured and unsecured guarantees given by third parties to the creditors of the group guaranteeing that the Group's debts and commitments, actual and potential, will be satisfactorily discharged.

B. Guarantees constitued by the Group on behalf of third parties

are guarantees or irrevocable undertakings given by the Group in favour of third parties guaranteeing the satisfactory discharge of debts or of existing or potential commitments by the third party to its creditors.

C. Guarantees received

are pledges and guarantees received guaranteeing the satisfactory discharge of debts and existing and potential commitments of third parties towards the Group, with the exception of guarantees and security in cash.

D. Goods and titles held by third parties in their own names but at the Group's risk

represent goods and titles for which the Group bears the risk and takes the profit, but where these goods and titles are not present on the premises of the Group. It concerns mainly inventories leased out to third parties or held under consignment or under tolling agreement by third parties.

E. Commercial commitments

are firm commitments to deliver or receive metals to customers or from suppliers at fixed prices.

F. Goods and titles of third parties held by the Group

are goods and titles held by the group, but which are not owned by the Group. It concerns mainly third party inventories leased in or held under consignment or tolling agreements with third parties.

The Group leases metals from and to banks and other third parties for specified, mostly short term, periods and for which the group pays or receives fees. The Group holds sufficient metal inventories to meet all obligations under these lease arrangements as they fall due. As at 31 December 2006, there was a net lease in position for EUR 119.3 million vs EUR 119.2 million at end 2005.

33 Contingencies

The Group has certain pending files that can be qualified as contingent liabilities or contingent assets, according to the definition of IFRS.

Environmental issues

See note 28 on environmental provisions where the topic is covered in detail including the status from a contingency point of view.

Plastic Investment Company

In June 1999, Umicore sold to Plastic Investment Company (PIC), a subsidiary of the Belgian-listed company TrustCapital, its stake in Overpelt Plascobel (OVP) for a price of EUR 15.49 million (BEF 625 million). In April 2000, PIC initiated a legal procedure aiming at obtaining damages amounting to the original purchase price for use of fraudulent and deceptive actions by Umicore during the negotiation process to mislead the purchaser about OVP's substance and its level of profitability. Umicore strongly objected to this and filed a memorandum detailing its position with the Commercial Court of Brussels in September 2002. As of today the proceeding is still pending but Umicore also believes that the case developed by PIC is without any merit.

Former employees of Gécamines

Several former employees of Gécamines, the Congolese state-owned entity which took over the assets of Union Minière in 1967 following its expropriation, filed claims against Umicore for the payment of amounts due by Gécamines following their dismissal by the latter. Société Générale des Minerais, whose rights and obligations have been taken over by Umicore following several reorganizations, had indeed accepted, from 1967 to 1974, to pay certain employees of Gécamines certain elements of their remuneration in the event of default by Gécamines. In 1974, Gécamines had agreed to hold Umicore harmless in this respect. The validity of this guarantee might be contested, however Umicore believes that this position is without any merit.

Even if Umicore would be forced in certain cases to pay certain amounts to former employees, the company believes that overall, and based on current prevailing case law, the outcome of these procedures should not have a major financial impact on the Group. It is, however, impossible to make any prediction on the final outcome of this proceeding.

VAT settlement with the Belgian special tax inspection, examined by the European authorities

Although the company believed it had solid arguments to successfully defend itself against the claim of the Belgian special tax inspection ("BBI/ISI") before the courts, in December 2000 the Group entered into a settlement agreement with the Belgian special tax inspection regarding VAT allegedly due on the intra-community delivery of silver to Italian and Swiss companies. The company's settlement with the Belgian tax authorities on this issue is legally valid, final and subject to confidentiality. However, a complaint against unknown persons was filed by a few individuals leading to an official investigation. This has led to documents pertaining to the settlement being seized both at the premises of the company as well as the premises of the special tax inspection. The company firmly believes that, as far as it is concerned, this complaint is without merit.

Others

In addition to the above, the Group is the subject of a number of claims and legal proceedings incidental to the normal conduct of its business. Management does not believe that such claims and proceedings are likely, on aggregate, to have a material adverse effect on the financial condition of Umicore.

34 Related parties

(€ thousand)

TRANSACTIONS WITH JOINT VENTURES AND ASSOCIATES	31/12/05	31/12/06
Operating income	94,567	102,303
Operating expenses	(75,982)	(57,202)
Financial income	106	4
Financial expenses	(355)	(557)
Dividends received	8,806	17,895
OUTSTANDING BALANCES WITH JOINT VENTURES AND ASSOCIATES	**31/12/05**	**31/12/06**
Loans	2,967	
Current trade and other receivables	15,024	14,463
Current trade and other payables	10,589	4,414

Key management compensation

BOARD OF DIRECTORS *	2005	2006
- Salaries and other compensation:	369,495	365,500
Fixed portion (€)	172,207	162,000
Variable portion (based on attended meetings) (€)	197,288	203,500
- Number of shares held	38,458	22,758
- Number of stock options	4,000	4,000

* excluding Thomas Leysen (see Executive Committee)

No variable or other compensation element (apart from attendance-related fees) is associated with directorship. No loan or guarantees have been granted by the company to members of the Board.

EXECUTIVE COMMITTEE	2005	2006
- Salaries and other compensation:	3,988,151	4,410,269
Fixed portion (€)	2,574,251	2,483,519
Variable portion (based on the year's performance) (€)	1,413,900	1,926,750
- Extra-legal pension scheme (€)	949,847	1,243,642
- Number of shares held	199,350	198,350
- Number of stock options	199,500	214,425

35 Events after the balance sheet date

Umicore announced after the Board of Directors meeting of 14 February 2007 that a gross dividend of EUR 2.10 per share would be proposed to the Annual Shareholders Meeting, corresponding to a total dividend payment of EUR 53,233,263 based on the total number of outstanding shares but excluding treasury shares.

Umicore and Zinifex announced in December 2006 that they had signed a Memorandum of Understanding (MOU) with the objective of combining their respective zinc smelting and alloying businesses. The combination of these businesses will lead to the creation of the world's pre-eminent zinc metal producer with operations on four continents.

In the framework of its strategy of growing its worldwide position in the manufacturing of precious-metal based technical materials, Umicore has acquired in January 2007 100% of the business of leading U.S. contact materials producer Ames Electro Materials Corp (AEMC). AEMC generated revenues of some USD 8.5 million in 2006 (excluding the value of precious metals). The company will be fully integrated into Umicore's Technical Materials business network and will operate under the name Umicore Technical Materials North America.

36 Earnings per share

		(€)
	2005	2006
Excluding discontinued operations		
EPS - basic	4.85	7.75
EPS - diluted	4.76	7.61
Including discontinued operations		
EPS - basic	5.68	7.75
EPS - diluted	5.57	7.61

The following earnings figures have been used as the numerator in the calculation of basic and diluted earnings per share:

		(€ thousand)
	2005	2006
Net consolidated profit - Group share		
- without discontinued operations	121,425	195,848
- with discontinued operations	142,200	195,848

The following numbers of shares have been used as the denominator in the calculation of basic and diluted earnings per share:

For basic earnings per share:

	2005	2006
Total shares outstanding as at 1 January	25,454,875	25,811,050
Total shares outstanding as at 31 December	25,811,050	26,010,025
Weighted average number of outstanding shares	25,035,626	25,273,277

During 2006, 198,975 new shares were created as a result of the exercise of stock options with linked subscriptions rights. During the year Umicore bought back 140,030 of its own shares and used 99,375 of its treasury shares in the context of the exercise of stock options. On 31 December 2006, Umicore owned 660,852 of its own shares, representing 2.54% of the total number of shares issued as at that date.

Treasury shares, which are held to cover existing stock option plans or are available for resale, are not included in the number of outstanding shares.

For diluted earnings per share:

	2005	2006
Weighted average number of outstanding shares	25,035,626	25,273,277
Potential dilution due to stock option plans	500,306	456,022
Adjusted weighted average number of ordinary shares	25,535,932	25,729,299

The denominator for the calculation of diluted earnings per share takes into account an adjustment for stock options.

37 Discontinued operations

On April 2005, Umicore's shareholders approved the demerger of company's copper activities into a separately listed company called Cumerio. The net profit of Cumerio for the period which precedes the demerger is reported in the 2005 consolidated statements of Umicore as "Discontinued Operations".

38 IFRS developments

Following new standards, amendments and interpretations to existing standards published that are mandatory for the accounting periods beginning on or after 1 January 2007 have not been adopted early by the Group:

- IAS 1, Amendments to capital disclosures (effective from 1 January 2007).
- IFRS 7, Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements - capital disclosures (effective from 1 January 2007).
- IFRIC 8, Scope IFRS 2 - (effective from 1 May 2006, subject to endorsement by the EU)
- IFRIC 9, Reassessment of Embedded Derivatives (effective from 1 June 2006)
- IFRIC 10, Interim Financial Reporting and Impairment: (effective from 1 November 2006, subject to endorsement by the EU).
- IFRIC 11, IFRS 2 - Group and Treasury Share Transactions: (effective from 1 March 2007, subject to endorsement by the EU).
- IFRIC 12, Service Concession Arrangements: (effective as from 1 January 2008, subject to endorsement by the EU).
- IFRS 8, Operating Segments (effective as from 1 January 2009)

Parent company separate summarized financial statements

The annual accounts of Umicore are given below in summarized form.

In accordance with the Companies Code, the annual accounts of Umicore, together with the management report and the statutory auditor's report will be deposited with the National Bank of Belgium.

These documents may also be obtained on request from:

UMICORE
rue du Marais 31
B-1000 Brussels (Belgium)

The statutory auditor did not express any reservations in respect of the annual accounts of Umicore.

(€ thousand)

SUMMARIZED BALANCE SHEET AT 31 DECEMBER	31/12/2004	31/12/2005	31/12/2006
1. ASSETS			
FIXED ASSETS	3,369,211	3,033,931	3,311,672
I. Formation expenses	3,748	2,791	1,834
II. Intangible assets	17,150	16,982	12,540
III. Tangible assets	288,025	278,406	227,868
IV. Financial assets	3,060,288	2,735,752	3,069,431
CURRENT ASSETS	592,037	767,006	775,952
V. Amounts receivable after more than one year	17,237	17,274	388
VI. Stocks and contracts in progress	268,632	312,039	257,007
VII. Amounts receivable within one year	243,719	400,060	457,268
VIII. Investments	51,403	27,479	33,462
IX. Cash at bank and in hand	4,016	3,399	15,181
X. Deferred charges and accrued income	7,030	6,756	12,645
TOTAL ASSETS	3,961,248	3,800,937	4,087,624
2. LIABILITIES AND SHAREHOLDERS' EQUITY			
CAPITAL AND RESERVES	1,043,328	718,386	732,711
I. Capital	563,161	459,679	463,223
II. Share premiums account	97,212	986	4,391
III. Revaluation surplus	98	98	98
IV. Reserves	213,059	154,738	167,367
V. Result carried forward	74,560	64,721	36,573
Vbis. Result for the period	94,960	37,925	59,328
VI. Investment grants	278	240	1,733
PROVISIONS AND DEFERRED TAXATION			
VII. A. Provisions for liabilities and charges	144,067	126,019	98,662
CREDITORS	2,773,853	2,956,532	3,256,251
VIII. Amounts payable after more than one year	1,587,079	1,405,074	1,433,074
IX. Amounts payable within one year	1,114,418	1,500,928	1,751,461
X. Accrued charges and deferred income	72,356	50,529	71,716
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,961,248	3,800,937	4,087,624

(€ thousand)

SUMMARIZED INCOME STATEMENT	31/12/2004	31/12/2005	31/12/2006
I. Operating income	2,020,000	1,990,215	2,415,039
II. Operating charges	(1,893,613)	(1,991,727)	(2,411,935)
III. Operating result	**126,387**	**(1,512)**	**3,104**
IV. Financial income	298,783	176,946	185,080
V. Financial charges	(324,619)	(201,104)	(132,259)
VI. Result on ordinary activities before taxes	**100,550**	**(25,671)**	**55,925**
VII. Extraordinary income	26,287	69,966	15,379
VIII. Extraordinary charges	(28,250)	(6,177)	(12,104)
IX. Result for the period before taxes	**98,587**	**38,119**	**59,200**
X. Income taxes	(3,627)	(194)	127
XI. Result for the period	**94,960**	**37,925**	**59,328**
XII. Transfer from/to untaxed reserve	677	0	0
XIII. Result for the period available	**95,637**	**37,925**	**59,328**

APPROPRIATION ACCOUNT	2004	2005	2006
A. Profit (loss) to be appropriated	**215,140**	**152,895**	**161,973**
1. Profit (loss) for the financial year	94,960	37,925	59,328
2. Profit (loss) carried forward	120,180	114,970	102,645
C. Appropriation to equity	**(4,071)**	**(2,926)**	**(12,629)**
2. To the legal reserve	(4,748)	(1,897)	(2,966)
3. To the reserve for own shares	677	(1,029)	(9,663)
D. Profit (loss) to be carried forward (1)	**(169,520)**	**(103,081)**	**95,900**
2. Profit (loss) to be carried forward	(169,520)	(103,081)	95,900
F. Profit to be distributed (1)	**(41,549)**	**(46,888)**	**(53,443)**
1. Dividends			
- ordinary shares EUR 2.10	(41,549)	(46,888)	(53,443)

(1) The total amount of these two items will be amended to allow for the amount of the company's own shares held by Umicore on the date of the Annual General Meeting of Shareholders on 25 April 2007; the gross dividend of EUR 2.10 per share will not change.

STATEMENT OF CAPITAL		(€ thousand)	Number of shares
A. Share capital			
1. Issued capital			
At the end of the preceding financial year		459,679	25,811,050
At the end of the financial year		463,223	26,010,025
2. Structure of the capital			
2.1. Categories of shares			
Ordinary shares		463,223	26,010,025
2.2. Registered shares or bearer shares			
Registered			17,867
Bearer			25,992,158
E. Authorized unissued capital (1)		46,000	
G. Shareholder base (2)		**% capital**	**Number of shares**
Parfimmo SA, Rue du Bois Sauvage 17, 1000 Brussels		3.10	806,489
Others		94.36	24,542,684
Own shares held by Umicore		2.16	560,852
Own shares held by Umicore France		0.38	100,000
		100.00	26,010,025
	of which free float	100.00	26,010,025

(1) The extraordinary general meeting held on 24 October 2006 authorized the Board of Directors to increase the capital by an amount of EUR 46,000,000.

(2) At 31 December 2006, 821,930 options on Umicore shares are still to be exercized. Those 821,930 options include 364,275 subscription rights and 457,655 acquisition rights of existing shares held by Umicore.

The legal reserve of EUR 35,711 thousand which is included in the retained earnings is not available for distribution.

Brussels, 14 February 2007

The Board of Directors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Reviseurs d'Entreprises
PricewaterhouseCoopers
Bedrijfsrevisoren
Woluwe Garden
Woluwedal 18
B-1932 Sint-Stevens-Woluwe
Telephone +32 (0)2 710 4211
Facsimile +32 (0)2 710 4299
www.pwc.com

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE CONSOLIDATED ACCOUNTS OF THE COMPANY UMICORE AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2006

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the consolidated accounts and the required additional disclosures and information.

Unqualified opinion on the consolidated accounts

We have audited the consolidated accounts of Umicore and its subsidiaries (the "Group") as of and for the year ended 31 December 2006, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated accounts comprise the consolidated balance sheet as of 31 December 2006 and the consolidated statements of income, recognised income and expense and cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The total of the consolidated balance sheet amounts to EUR (000) 3.775.949 and the consolidated statement of income shows a profit for the year, group share of EUR (000) 195 848

The company's Board of Directors is responsible for the preparation of the consolidated accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the consolidated accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the consolidated accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the Group's internal control relating to the preparation and fair presentation of the consolidated accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the consolidated accounts taken as a whole. Finally, we have obtained from the Board of Directors and Group officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts set forth on pages 69 to 109 give a true and fair view of the Group's net worth and financial position as of 31 December 2006 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Additional remarks and information

The company's Board of Directors is responsible for the preparation and content of the management report on the consolidated accounts

Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the consolidated accounts:

- The management report on the consolidated accounts set forth on pages 1 to 68 and 111 to 127 deals with the information required by the law and is consistent with the consolidated accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.
- In the context of our audit of the annual accounts of Umicore, we ascertain that the Board of Directors of the company had compiled with the legal provisions applicable to cases of conflicting interest of a financial nature. In conformity with the Companies' Code, these transactions have been covered explicitly in our report on the annual accounts of Umicore.

20 March 2007

The statutory auditor
PricewaterhouseCoopers Reviseurs d'Entreprises / Bedrijfsrevisoren
Represented by

Raf Van der Stichele
Bedrijfsrevisor

PricewaterhouseCoopers Reviseurs d'Entreprises société civile coopérative à responsabilité limitée
PricewaterhouseCoopers Bedrijfsrevisoren burgerlijke coöperatieve vennootschap met beperkte aansprakelijkheid
Siège social / Maatschappelijke zetel: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe
Registre des personnes morales/Rechtspersonenregister: 0429501944 / Bruxelles-Brussel/ TVA/BTW BE 429 501.944 / ING 310-1381195-01

Verification Statement – for Environmental, Health, Safety and Social Reporting

Scope
ERM CVS was commissioned by Umicore to provide independent assurance on the environmental, safety, health and social responsibility information and data contained in the Umicore 2006 Report to Shareholders and Society. The objective of the verification was to provide assurance over the information presented and to evaluate it in relation to the Global Reporting Initiative criteria (GRI 2002 Sustainability Reporting Guidelines).

Umicore is responsible for preparing the Report and the information contained within it.

Verification Approach
Our approach to this verification engagement involved the evaluation of data management systems, random chain of custody audits for data, selected interrogation of source and consolidated data and interviews with both corporate and operational staff at all levels of the organisation. We undertook meetings with staff responsible for collating and interpreting the data for final representation in the Report and our work included review of Umicore's approach and findings related to internal assurance of data. We reviewed a sample of the case studies included in the Report. We did not attend any stakeholder engagement activities.

The scope of our work included visits to operational sites to verify data and data management processes at the reporting units. In total ERM CVS visited seven sites globally: Hanau (Germany), Amsterdam (The Netherlands), Hoboken (Belgium), Vicenza (Italy), Singapore, Suzhou (China) and Arab (USA).

Opinion
In our opinion and based on the assurance activities undertaken, the information presented and the statements made with respect to sustainability issues are a reliable and credible presentation of Umicore's performance during 2006. We are not aware of any material errors, omissions or misstatements in relation to the information presented and therefore support Umicore's assertion that their sustainability reporting has been prepared in accordance with the GRI 2002 Guidelines.

The introduction of a new global sustainability reporting data collection tool has significantly improved the internal understanding of data management needs and the auditability of data. We have seen via site verification audits that the larger Umicore sites have a clear understanding of the data requirements and have developed robust approaches to data management. There remain some challenges for the smaller sites in establishing efficient processes that deliver consistent and complete data.

Recommendations
We recommend that:
- Umicore provides additional guidance to the business on the expectations and deliverables associated with the 2006 - 2010 sustainability objectives. In particular Umicore's four Business Groups should be further encouraged to integrate the management of the sustainability objectives alongside effective processes used to deliver other key business goals.
- Umicore, for the social objectives, provides additional guidance on the interpretation of the definitions and how reporting organisations will demonstrate performance against the objectives.
- Umicore develops and comments further on its corporate level approach to stakeholder engagement such that it is able to fully demonstrate how these views are collected and considered by Umicore within its Report.
- Responsibilities, routines and processes are set down in relation to the internal assurance that is required of the data received at Corporate.

Our Independence
ERM CVS is a member of the ERM Group. The work that ERM CVS conducts for clients is solely related to independent assurance activities and training programmes related to auditing techniques and approaches. Our processes are designed to ensure that the work we undertake with clients is totally free from bias and conflict of interest. This is the sixth year that ERM CVS has provided independent verification of Umicore's reporting of sustainability performance. Independence was ensured through the selection of an assurance team that have had no other involvement with Umicore. Our assurance team has been drawn from staff based in the UK and USA. ERM CVS and the staff that have undertaken work on this assurance exercise provide no other services to Umicore in any respect.

ERMCVS

Brian Kraus – Chief Executive Officer
March 2007

ERM Certification and Verification Services
London
www.ermcvs.com
Email: post@ermcvs.com

GOVERNANCE REPORT

Introduction

Umicore has published a Corporate Governance Charter in line with the Belgian Code on Corporate Governance. The Corporate Governance Charter describes in detail the governance bodies, policies and procedures of the Umicore Group. The Charter is available on request from Umicore's head office or can be consulted at www.governance.umicore.com.

Umicore has articulated its mission, values and basic organizational philosophy in a document called "The Umicore Way". This document spells out how Umicore views its relationship with its customers, shareholders, employees and society.

In terms of organizational philosophy, Umicore believes in decentralization and in entrusting a large degree of autonomy to each of its business units. The business units in turn are accountable for their contribution to the Umicore Group's value creation and for their adherence to group strategies, policies and standards.

In this context, Umicore believes that a good corporate governance system is a necessary condition to ensure its long term success. This implies an effective decision-making process based on a clear allocation of responsibilities. It has to allow for an optimal balance between a culture of entrepreneurship at the level of its business units and effective steering and oversight processes.

The Corporate Governance Charter deals in more detail with the responsibilities of the Shareholders, the Board of Directors, the CEO and the Executive Committee. This report provides information on governance issues which relate primarily to 2006.

Corporate structure

The Umicore Board of Directors ("the Board") is the ultimate decision-making body of Umicore with the exception of matters reserved to the shareholders by the Companies Code or by the Articles of Association. The Board of Directors is assisted in its role by an Audit Committee and a Nomination & Remuneration Committee.

The day-to-day management of Umicore has been delegated to the Chief Executive Officer who is also the chairman of the Executive Committee.

Umicore is organized in business groups which in turn comprise business units that share common characteristics in terms of products, technologies and end-user markets. Some business units are further subdivided into market-focused business lines. Each business group is represented on the Executive Committee.

In order to provide a Group-wide support structure based along geographical lines, Umicore has introduced complementary regional management platforms in certain areas. Umicore's corporate centre is based in Brussels, Belgium. This centre provides a number of corporate and support functions in the areas of finance, human resource co-ordination, internal audit, legal and tax, information technology and public and investor relations.

Shareholders

Issued shares

At 31 December 2006 there were 26,010,025 Umicore shares in issue. A history and update of the number of shares in issue can be found at www.investorrelations.umicore.com along with a list of significant shareholders.

During 2006 198,975 new shares were created and delivered to Belgian-based managers following their exercise of stock options with linked subscription rights.

During 2006 Umicore bought back 140,030 of its own shares and delivered 99,375 of its treasury shares in the framework of the stock option plans and 10,900 shares in the context of a share grant. On 31 December 2006 Umicore owned 660,852 of its own shares.

Information concerning the shareholders' authorization for Umicore to buy back its own shares can be consulted in the Corporate Governance Charter.

In accordance with the terms of a decision taken at the extraordinary general meeting held on 24 October 2006, the Board is authorized, for a period of five years, to increase the share capital by a maximum amount of €46 million according to the terms and conditions it shall define.

Dividend policy and payment

Umicore's policy is to pay a stable or gradually increasing dividend – there is no fixed pay-out ratio. The dividend is proposed by the Board at the Ordinary General Meeting of shareholders. No dividend will be paid which would endanger the financial stability of the company.

In 2006 Umicore paid a gross dividend of €1.85 per share relating to the financial year 2005. This compared with €1.65 in 2005 relating to the financial year 2004.

Shareholders' meetings 2006

The Ordinary General Meeting (OGM) of shareholders takes place on the last Wednesday of April at 5 p.m. The place of the meeting is communicated at least 24 days prior to the "record date" which is presently the method retained by the Board in the convening notice (the meeting normally takes place in Brussels, Belgium five working days after the "record date").

The 2006 OGM took place on 26 April. At this meeting shareholders approved the following resolutions:

- Approval of the 2005 annual accounts and the appropriation of the result
- Discharge to the directors in respect of their mandates in 2005 and to the auditor in respect of its auditing assignment in 2005
- Re-election as directors for a period of three years expiring at the end of the 2009 Ordinary General Meeting of Messrs Karel Vinck, Thomas Leysen, Jean-Luc Dehaene and Klaus Wendel.
- Approval of the Board's remuneration for 2006.

An Extraordinary General Meeting (EGM) was held on 26 April 2006. At this EGM the shareholders approved the following resolution:

- To authorize the company to acquire on the stock market, until the 2007 ordinary general meeting, a number of the company's own shares corresponding to a maximum of 10% of the subscribed capital, at a unit price comprised between a minimum equal to the lowest closing stock market price for the last twenty trading sessions preceding the date of acquisition less 10% and a maximum price per share of €200. This proposal also covers the authorization given to the company's subsidiaries to acquire on the stock market, or in any way whatsoever, shares in the company in accordance with the conditions of the authorization granted to the company (see Corporate Governance Charter for details).

An Extraordinary General Meeting (EGM) was held on 24 October 2006. At this EGM the shareholders approved the following resolutions:

- To grant the Board the authority to increase the share capital by a maximum amount of €46 million
- To absorb and merge with Umicore Immo, a 100 % Umicore subsidiary

The Board of Directors

Composition

The Board of Directors, whose members are appointed at the Shareholders' Meeting, must consist of at least six members. Their term of office may normally not exceed four years, but they may be re-elected.

On 31 December 2006, the Board of Directors consisted of nine members: eight non-executive directors and one executive director.

Seven of the nine directors are independent within the definition of independence set out in Annex 3 of Umicore's Corporate Governance Charter.

Compensation

- Chairman's annual retainer:
  fixed portion: €36,000
  variable portion: €5,000 per attended meeting.
- Director's annual retainer:
  fixed portion: €18,000
  variable portion: €2,500 per attended meeting.

The total amount of remuneration granted to Directors in 2006 in respect of their activities in the company amounted to €365,500.

No variable or other compensation element (apart from attendance-related fees) is associated with directorship. No loan or guarantees have been granted by the company to members of the Board.

As of 31 December 2006, the members of the Board of Directors held a total of 204,758 shares. As of the same date one director also held 4,000 stock options. These options are held by a director who was previously a member of the executive management.

Seven Board meetings were held in 2006.

During 2006, the Board of Directors reviewed and approved the accounts and reviewed the strategic and operational plans and budgets. The Board also reviewed and approved several M&A transactions, in particular the proposed joint venture of the company's zinc alloying assets with those of Australian company Zinifex. The Board also approved the €50 million investment in the Hoboken precious metals refinery. Other key agenda items included succession planning, analysis of the Group business risk assessments and a review of the company's technology portfolio.

Committees

Audit Committee

The Audit Committee consists of three members who are all independent non-executive directors.

Four Audit Committee meetings were held in 2006.

During 2006 key items discussed and decided on by the Audit Committee included the mandatory reviews of financial statements, internal audit department review and planning, a review of the independence of the external auditor and review of fees paid. A review of the Group risk management processes was undertaken as well as a review of Umicore's tax situation. The Audit Committee also conducted a review of its own performance in 2006.

Compensation:

- chairman: €6,000 per attended meeting

- member: €4,000 per attended meeting.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three members who are all non-executive directors. It is chaired by the Chairman of the Board.

One Nomination and Remuneration Committee was held in 2006.

During 2006 the Nomination and Remuneration Committee discussed and decided on the level of remuneration for the Executive Committee, the senior management stock option plans for 2006, a share grant to selected managers and the recruitment of a new Chief Financial Officer.

Compensation:

- chairman: €4,000 per attended meeting

- member: €3,000 per attended meeting.

Executive Committee

Composition

The Executive Committee has the form of a "Comité de Direction/Directiecomité" within the meaning of Article 524bis of the Belgian Companies Code. Hereunder "Executive Committee" is used within this definition.

The Executive Committee is composed of at least four members. It is presided over by a chairman, appointed by the Board of Directors. The members of the Executive Committee are appointed by the Board of Directors upon recommendation of the Nomination and Remuneration Committee. The Executive Committee as a whole or any individual member can be dismissed at any time by the Board of Directors.

Name	Board meetings attended	Committee meetings attended	Total remuneration (in €)	Shares held at 31/12/2006
Karel Vinck	7 of 7	1 of 1	75,000	20,000
Thomas Leysen	7 of 7		see Executive Committee	182,000
Isabelle Bouillot	6 of 7	5 of 5	52,000	
Uwe-Ernst Bufe	6 of 7		33,000	
Jean-Luc Dehaene	6 of 7		33,000	33
Arnoud de Pret	6 of 7	4 of 4	49,000	1,000
Jonathan Oppenheimer	4 of 7		28,000	
Guy Paquot	6 of 7	1 of 1	36,000	300
Klaus Wendel	7 of 7	4 of 4	59,500	1,425

Performance Review

A review of the performance of each Executive Committee member is presented annually by the CEO to the Board of Directors and discussed by the Board. The Board also meets annually in executive session to review and discuss the performance of the CEO.

Compensation

For the year 2006, an aggregate gross amount of € 4,410,269 was attributed to the members of the Executive Committee including the Chief Executive Officer (CEO). Of this amount, €1,926,750 was variable pay relating to 2006 performance. A portion of this variable pay, € 855,305, will be paid out in Umicore shares, which the Executive Committee members have committed to retain for a period of at least two years. For the members of the Executive Committee, benefits include an extra-legal pension scheme, the cost of which amounted to € 1,243,642.

Of the above amount, the remuneration of the CEO consisted of a fixed portion of € 500,000, a variable portion of € 450,000 and € 123,183 in other benefits. The majority of the variable pay, € 449,280, will be paid out in Umicore shares, which the CEO has committed to retain for a period of at least two years.

For the Executive Committee members variable remuneration can range from 0 to 60% of the fixed compensation. In the case of the CEO it can go up to 100% of the fixed compensation. Variable remuneration contains a component related to individual performance (including adherence to Group values), a component related to the EBIT target (over and above the cost of capital) of the units over which the Executive Committee members have direct influence and another component related to the overall Group return on capital employed. In addition, the Executive Committee members were awarded 500 shares each in view of the Group's overall performance in 2006. These awards are included in the variable pay referred to in the previous paragraph.

During 2006, 57,925 stock options were granted to the Executive Committee members as part of the variable compensation package, at an exercise price of €112.73. The Chief Executive Officer received 25,000 options and other members of the Executive Committee received 5,000 options each with the exception of Martine Verluyten who received 2,925 options (in line with her having joined the company in June 2006).

In total, at the end of 2006, 214,425 stock options granted by the company were outstanding in the name of the Executive Committee members, with exercise prices between €26.10 and €112.73. During 2006, the Executive Committee members exercised 43,000 options granted by the company. As of 31 December 2006, the members of the Executive Committee together owned a total of 198,350 shares.

In case the employment of an Executive Committee member is terminated within 12 months of a change of control of the Company, that member would stand to receive a total compensation equivalent to 36 months' base salary.

Companies Code – Article 523

On February 14, 2007, prior to the Board discussing the implementation of incentive stock option plan ISOP 2007 Thomas Leysen declared that he had a direct material interest in these matters insofar as he would be a beneficiary of this stock option plan. In accordance with Article 523 of the Companies Code, Thomas Leysen was not present during the Board's discussions concerning these decisions and did not take part in the voting.

Changes to the company's net worth as a result of these decisions have been disclosed in accordance with the Belgian Companies Code in the statutory annual Board report.

Remuneration of the statutory auditor

The world-wide audit remuneration for the statutory auditor totalled €2.9 million including €0.6 million for the statutory audit of the parent company.

During 2006 the company also requested the Group auditor to provide assistance and advice on various matters in addition to the statutory audit mission. The fees paid to the statutory auditor for this work amounted to €0.3 million for audit-related services and €0.7 million for non-audit related services (including €0.2 million for tax-related work and €0.3 million for due diligence work).

The statutory auditor's mandate expires at the 2008 Ordinary General Meeting.

A policy detailing the independence criteria for the statutory auditor may be requested from the company or accessed via www.governance.umicore.com.

Code of Conduct

Umicore operates a Code of Conduct for all employees, representatives and Board members. This Code is fundamental to the task of creating and maintaining a relation of trust and professionalism with its main stakeholders namely its employees, commercial partners, shareholders, government authorities and the public.

The main purpose of Umicore's Code of Conduct is to ensure that all persons acting on behalf of Umicore perform their activities in an ethical way and in accordance with the laws and regulations and with the standards Umicore sets through its present and future policies, guidelines and rules.

Annex 5 of Umicore's Corporate Governance Charter contains a specific policy related to the application of Belgian legislation regarding market manipulation and insider trading. Umicore's Code of Conduct, Corporate Governance Charter and policy regarding Insider Trading and Market Manipulation are available on request from the company or can be accessed via www.governance.umicore.com.

Compliance with the Belgian Code on Corporate Governance

Umicore's corporate governance systems and procedures are in line with the Belgian Code of Corporate Governance with the exception of article 8.9 regarding shareholder meetings. For reasons of efficiency, Umicore has decided not to endorse the principle providing for the lowering of the ownership threshold required to allow a shareholder to include items on the agenda of the general shareholders meeting from 20% to 5% of the share capital. However, without prejudice to its right of rejection, the Board of Directors will consider any timely proposal submitted by a shareholder.

Risk Management

Umicore's management takes an entrepreneurial approach to developing the company's business. This approach means that taking calculated risks is an integral part of the development of the company. In order to successfully exploit business opportunities and at the same time limit possible business losses Umicore operates a comprehensive risk management system. The aim of this system is to enable the company to identify risks and to mitigate these identified risks to an acceptable level wherever this is possible.

Risk Assessment

The first step in the risk management system is to enable and channel the identification of various risks. Umicore has a decentralized business structure and therefore the primary source of risk identification lies with the business units themselves.

Umicore has established a Business Risk Assessment (BRA) procedure that each business unit and corporate department will undertake each year. The BRA process requires that all units carry out a risk scan in order to identify all significant risks (financial and non-financial) that might affect the business's ability to meet its objectives. The process then requires that these risks be described in detail, and an impact and likelihood assessment be carried out. Finally the businesses are expected to outline the short, medium and long-term controls in place to mitigate or offset these risks. These BRAs are then fed back to the member of the Executive Committee responsible for that particular business area. A consolidated review takes place at the level of the Executive Committee, the outcome of which is presented to the Board of Directors.

Wherever possible each business unit and corporate department is responsible for managing its own identified risks. The Executive Committee has the responsibility to intervene in cases where managing a certain risk is beyond the capacities of a particular business unit. The Executive Committee and the Chief Executive Officer are also responsible in a broader context for identifying and dealing with those risks that affect the broader Group such as macro-economic risks.

A specific monitoring role is given to Umicore's Internal Audit department in order to provide assurances that the risk management process is respected and that the unit and departmental risk identification and management is carried out effectively.

The Executive Committee has the responsibility to inform the Board of Directors of the most significant risk exposures and the related risk management plans in place. The Audit Committee of the Board of Directors will carry out an annual review of the company's internal control and risk management systems. In 2006, this review took place at the Board meeting of 12 June.

Risks

Umicore faces risks that in broad terms can be categorized as follows:

Strategic: including risks related to macro-economic and financial conditions, corporate reputation, political environment and legislative environment.

Operational: including risks related to changing customer demand, supply of raw materials, distribution of products, credit, production, labour relations, human resources, IT infrastructure, occupational health and safety, emission control, impact of current / past activities on the environment, product safety, asset and data security, disaster recovery.

Financial: including risks related to treasury, tax, forecasting and budgeting, accuracy and timeliness of reporting, compliance with accounting standards, metal price and currency fluctuation, hedging.

Most industrial companies would normally expect to face a combination of the risks similar to that listed above. It is not the intention to provide exhaustive details on each risk posed to the company in this report. However, the most noteworthy risks either in their relevance to Umicore or in the company's way of dealing with them, have been highlighted below.

Supply risk

Umicore is reliant on supplies of metals-containing raw materials in order to produce its products. Some of these raw materials are comparatively rare. In order to mitigate the risk of supplies becoming difficult to source Umicore adopts a policy of attempting where possible to enter into longer-term contracts with its suppliers. In some cases the company holds strategic reserve stocks of certain key raw materials. The company also attempts to source its materials from a geographically diverse range of locations. Umicore's focus on recycling also means that its supply needs are only partially dependent on supplies of virgin material from mines - a significant proportion of the company's feed coming from secondary industrial sources or end-of-life materials. Where possible Umicore seeks to partner with customers in a "closed-loop" business model thereby integrating sales and the recycling of the customer's residues in one package.

Credit risk

Umicore is exposed to the risk of non-payment from any counterparty in relation to sales of goods or other commercial operations. Umicore manages this risk through application of a credit risk policy. Credit insurance is often used to reduce the overall level of risk but in certain businesses where the costs of insurance are not justifiable in proportion to the risks involved, and where customer concentration levels permit, no insurance is used.

Currency risk

Umicore is exposed to structural, transactional and translational currency risks. Structural currency risk exists where the company generates more revenues in one currency compared to the costs incurred in that currency. The single biggest sensitivity of this nature exists for the US dollar. In the past Umicore has mitigated this risk by using derivative instruments such as forward sales (otherwise known as hedging) when conditions permit. These conditions include the value of the currency to be hedged relative to its historical average and forward market liquidity. Umicore discloses details of significant structural hedging operations. At the end of 2006 no non-metal-price-related currency hedging was in place. At the end of 2006 Umicore's sensitivity to movements in the EUR-USD exchange rate (in the absence of any hedging arrangements and for non-metal-price-related elements only) was approximately €1 million for every US cent change in the exchange rate. This sensitivity is based on the exchange rate prevailing at the end of 2006.

Transactional currency risk - that the value of a currency might move between the time when a price is fixed with a customer or supplier and when that transaction is settled - is systematically hedged at Umicore.

Umicore also faces translational currency risks where it consolidates the earnings of subsidiaries not using the Euro as their reporting currency. This risk is not hedged.

For more details on currency risks, current sensitivities and hedging instruments in place please see the Financial Statements note 3.

Metal price risk

Umicore is also exposed to structural and transactional risks relating to the prices of certain metals. Structural metal price risk is primarily the result of the effect that metal price fluctuations have on treatment terms and the value of surplus metal recovery. The most significant risk is present for zinc, while there is a smaller (and fluctuating) sensitivity to precious metals prices. In the absence of any hedging arrangements, Umicore's sensitivity to the zinc price at the end of 2006 (which also includes a currency-related element as the zinc price is denominated in US dollars) stood at approximately €15-17 million for every €100 per tonne move in the zinc price for the Zinc Alloys operations and Umicore's 47% stake in Padaeng Industry. For the remaining activities in Zinc Specialties the corresponding sensitivity was approximately €2 million for a €100 per tonne move in the zinc price.

It is Umicore's policy to mitigate structural metal price risks through hedging (where possible through a combination of currency and metal price hedging) whenever market conditions permit. These conditions include the price of the metal to be hedged relative to its historical average and forward market liquidity. Umicore discloses details of the structural hedging for its zinc operations.

Transactional metals price risk - that the price of a metal might move between the time when a price is fixed with a customer or supplier and when that transaction is settled - is hedged to the maximum extent possible by the company primarily through forward contracts.

For more details on metal price risk, current metal price sensitivities and hedging instruments in place please see the Financial Statements note 3.

Technology risk

Many of Umicore's operations develop products that are technologically innovative and are present in markets characterized by rapid and significant developments in technology that can render existing products and technologies non-competitive or obsolete. Both Umicore's current products and those under development face such risks. In order to mitigate this risk Umicore channels significant investments into its research and development efforts for both product and process technologies. In 2006 this investment amounted to some 5% of Group revenues (excluding metal content). Absolute spend on R&D increased from € 112 million in 2005 to € 115 million in 2006.

Substitution risk

Achieving the best cost-performance balance for their products is normally a priority for Umicore's customers. There is always a risk that customers will seek alternative materials to integrate in their products should those of Umicore not provide this optimum balance. The risk is especially present in those businesses producing materials containing expensive metals (especially those with historically volatile pricing characteristics). Umicore actively seeks to pre-empt this search for substitute materials by developing such substitutes itself using less costly materials with lower pricing volatility and where possible without impacting the performance provided for the customer's product.

Regulatory risk

Like all companies, Umicore is exposed to the evolution of the regulatory environment in the countries or regions within which it does business. It should be noted that Umicore's businesses stand to benefit from certain regulatory trends, notably those regarding more stringent emission controls for vehicles and enforced recycling of end-of-life products such as electronic goods. Some environmental legislation does present operational challenges, however. The REACH Directive comes into force in the European Union in June 2007 and will introduce the need for new operational procedures regarding the registration, evaluation and authorization of chemical substances. Umicore has been examining the potential impact of the legislation since 2004 and has been preparing for any changes that might be necessary in terms of operations or product stewardship. A management process has been established to co-ordinate the efforts of the business units. In the context of this co-ordinated approach, all business units will have to finalize inventory and supply assessments and submit a detailed REACH implementation plan by mid-2007. Two of the four platforms of Umicore's innovation strategy are "EHS competences" and "Analytical Technology". These platforms aim to build on Umicore's competence in facilitating the market introduction of its products, which is becoming increasingly important in the context of tighter regulation of materials and chemicals.

Stakeholder relations

Umicore is a publicly traded, international industrial company. As such it interacts with a number of parties who have an interest in the way in which the company does its business. The relationship that the company is able to foster with these parties – or stakeholders – has a direct impact on the company's success.

In May 2006, Umicore organized for the first time a broad stakeholder event at its site in Olen, Belgium. Umicore invited a series of NGO's and representatives of local government in areas where Umicore is present. Questions to management (which included the CEO) focused on the supply of raw materials from the Democratic Republic of Congo and the working and living conditions of the local miners, the status of the clean-up of the radioactive waste at the Olen site, the company's response to the issue of cadmium pollution in Flanders, an overview of the progress in work safety performance and the Group's new environmental targets up to 2010.

In terms of stakeholder engagement at local level, one of Umicore's Social Objectives 2006-2010 requires that all sites develop and implement a local plan to address accountability to the local community (for initial reporting on this objective see page 54).

Highlighted below are Umicore's main stakeholder groups. Also shown are the nature of the transactions that occur and a brief description of how the dialogue between Umicore and the stakeholders operates.

Suppliers

Umicore provides: profits
Suppliers provide: goods and services

Umicore operates four business groups on five continents. These business groups not only require materials to make their products but also energy, transportation and a range of other services. Overall Umicore has more than 10,000 suppliers world-wide. These suppliers benefit from Umicore's presence as a customer; during 2006 Umicore paid these suppliers some €7 billion (including the metal content of raw materials).

Umicore is engaged in constant dialogue with its suppliers, primarily to ensure mutually acceptable terms and conditions for continued partnership such as prompt and uninterrupted delivery of materials / services and timely payment. The business units are primarily responsible for the purchases of raw materials while the corporate Purchasing and Transportation department is involved in ensuring the Group's transportation, energy and other provisioning needs are met.

Umicore takes care to source its materials and services from suppliers of good standing and reputation. Where Umicore believes that sourcing from a particular supplier would involve a breach of our own standards or Code of Conduct a mechanism exists to review the status of that supplier. In 2006, Umicore formalized this approach by introducing a Group-wide Procurement Policy. This policy sets out standards regarding the procurement process and also expectations about how procurement should be in line with the Group Code of Conduct and supportive of the company's approach to sustainable development.

Customers

Umicore provides: materials
Customers provide: profits

Umicore's business is based on the desire to produce "materials for a better life". The company's materials can be found in a wide variety of applications that make day-to-day life more comfortable; from the materials in rechargeable batteries to the pollution reducing catalysts in automobiles.

Umicore has an international customer base with 30% of 2006 turnover being generated outside Europe.

Umicore's customer base tends to be other industrial companies who use Umicore's materials to make products. Only in a very few instances does the company make products that are sold directly to the public.

Interaction with customers is an on-going process and is managed by the business units. All business units have a customer feedback process where they are able to gauge periodically the level of customer satisfaction with their products and services.

In the more technologically advanced businesses the relationship with the customer is often more integrated. Developing advanced products often involves years of research and development work in direct collaboration with such customers.

Employees

Umicore provides: remuneration & training
Employees provide: skills & productivity

Umicore and its associates employ some 17,000 people around the world. The company invests significant resources in ensuring its status as an employer of choice in all the regions in which it operates. During 2006 Umicore paid a total of €475 million in the form of salaries and other benefits for its employees. Social security payments totalled €115 million.

Umicore is committed not only to providing good salaries and working conditions to its employees but also to providing the necessary occupational and professional training opportunities. Employees are expected to adhere to the principles and policies outlined in The Umicore Way and Umicore's Code of Conduct.

Open dialogue is promoted between the company and its employees. This dialogue includes a three-yearly employee satisfaction survey (see Report to Shareholders and Society 2005 for most recent results). Umicore respects the principle of collective bargaining wherever it is requested. While such practice is commonplace in Europe, in some other locations collective bargaining mechanisms and trade unions are less common or face local legal restrictions.

Supplementary channels of company-wide communication include the Group intranet and a world-wide in-house newspaper "Umicore Link".

Investors and funders

Umicore provides: return on investment
Investors provide: capital and funds

Umicore's investor base has diversified significantly in recent years. At the end of 2006 the company's shareholders were primarily situated in Europe and North America.

Umicore strives to provide timely and accurate company information to the investment community. These communication efforts include management roadshows and site visits, webcasts and conference calls. In 2006 the company also organized a capital markets event in Shanghai, China, in November where 23 investors attended presentations on Umicore's Chinese activities, visited three Umicore sites and interacted with senior corporate and local management. Umicore participated in two investor fairs in Belgium for retail investors and seven conferences for the professional investment community. During 2006 13 equities firms published equity research notes on Umicore.

Banks make up the vast majority of the company's creditors and debt investors. Umicore has credit lines with numerous banks both in Belgium and elsewhere. Dialogue with the banks is primarily the responsibility of the corporate Finance Department although each legal entity within Umicore maintains business relationships with the banking community. Umicore also has in issue a €150 million bond with a maturity date of 18 February 2012. The bond is listed on the Brussels stock exchange.

Society

Umicore provides: wealth and innovative products and processes
Society provides: licence to operate

Through employment Umicore participates in the generation of wealth in the areas in which it operates. Although wealth generation is an obvious benefit, the manner in which this wealth is generated is also of great importance. Ultimately Umicore can only continue operating if it has the licence to do so from society. In order to maintain this licence, Umicore tries its utmost to operate in a way which promotes sustainable development. This goes beyond operating within the legally defined boundaries set for all companies. Umicore sets its own standards which are applicable across the Group and which frequently surpass the demands of legislation in many areas where the company operates.

In addition to this commitment to sound operating practices, Umicore also strives to develop materials which will enhance peoples' quality of life.

Contact with the communities in which Umicore operates is the most direct way in which the company can interact with society. Open and transparent dialogue with such communities is an integral part of Umicore's stakeholder engagement and makes up one of the company's social objectives for 2010 (see page 54).

Certain civil society groups (known as non-governmental organizations) also periodically declare a stake in Umicore's operations and the way the company does its business. Umicore welcomes such interest and attempts to engage with such groups in an open and constructive manner. The company is a member of Business and Society – a Belgian alliance of companies and civil society groups, and of the World Business Council for Sustainable Development.

Public sector and authorities

Umicore provides: taxes
Public sector and authorities provide: services

Umicore paid a total of €102 million in taxes as a result of its operations in 2006. Umicore's employees also contributed a total of some €115 million in social security payments.

Umicore periodically enters into partnerships with public institutions such as universities with the primary aim of furthering certain research projects. Similarly, partnerships and research grants are occasionally contracted with public organizations. No significant grants were received in 2006.

The company has a policy of making no donation to any political party or organization. An exception was made in 2006, when Umicore Brazil contributed €7,000 to the campaign for re-election of President Lula da Silva and € 18,000 to the campaign of the State Governor of Amazonas. Both donations were officially registered.

When specific issues arise which are of interest to Umicore the company usually communicates its position through the industry groups to which it is affiliated. The main organizational memberships (both at corporate and business unit level) in 2006 are listed below:

Corporate:

- World Business Council for Sustainable Development (WBCSD)
- Agoria (Belgian multi-sector federation for the technology industry)
- Eurometaux
- World Fuel Cell Council

Advanced Materials:

- Cobalt Development Institute

Precious Metals Products and Catalysts:

- Emission control associations at regional and national level (US, SA, Brazil, China, European Union) - see http://www.automotivecatalysts.umicore.com/en/links/ for a selection of links
- German Chemical Federation (VCI)

Precious Metals Services:

- European Electronics Recyclers Association
- International Association of Electronics Recyclers
- International Platinum Association
- International Precious Metals Institute

Zinc Specialties:

- International Zinc Association

Several of Umicore's business units are signatories of the "Responsible Care" programme for the chemicals industry and some are also members of the European Chemical Industry Council (CEFIC).

BOARD OF DIRECTORS

Karel Vinck, 68, Chairman

Independent, Non-Executive Director

Before joining Umicore, Karel Vinck was Chief Executive Officer of Eternit and Bekaert. He is also a member of the Board of Suez-Tractebel, Tessenderlo Group and of Théâtre Royal de la Monnaie. He is co-ordinator of the European Rail Traffic Management System with the European Commission. He is Chairman of Cumerio, honorary chairman of VEV, the Flemish employers association and Chairman of the Flemish Science Policy Council. He was Chief Executive Officer of the Belgian Railways from 2002 until 2005.

Director since: 17 October 1994
Expiry of mandate: Ordinary General Meeting of 2009
Chairman since: 1 October 2002
Chairman of the Nomination & Remuneration Committee since: 1 January 2003

Thomas Leysen, 46

Chief Executive Officer, Executive Director

Thomas Leysen became Chief Executive Officer of Umicore in 2000, after having held various positions within Umicore and its affiliates. He is also Chairman of Corelio, a Belgian media company. He is a member of the Board of Cumerio, of the micro-electronics research centre IMEC and a member of the supervisory Board of Bank Metzler, Germany. He is a member of the Executive Committee of the Belgian Employers Federation (FEB/VBO).

Director since: 10 May 2000
Expiry of mandate: Ordinary General Meeting of 2009
Chief Executive Officer since: 10 May 2000

Isabelle Bouillot, 57

Independent, Non-Executive Director

Isabelle Bouillot holds a diploma of the French "National School of Administration". She has occupied different positions in French public administrations, among them economic advisor for the President of the Republic between 1989 and 1991 and Budget Director at the Ministry of Economy and Finance between 1991 and 1995. She joined the Caisse des Dépôts et Consignations as Deputy Chief Executive Officer in 1995 and was in charge of financial and banking activities. Between 2000 and 2003, she was Chief Executive Officer of the Investment Bank of the Group CDC IXIS. She is presently President of China Equity Links and a member of the board of Accor and Saint-Gobain.

Director since: 14 April 2004
Expiry of mandate: Ordinary General Meeting of 2007
Member of the Audit Committee since: 13 April 2005
Member of the Nomination & Remuneration Committee since: 13 April 2005

Uwe-Ernst Bufe, 62

Independent, Non-Executive Director

Uwe-Ernst Bufe was CEO of Degussa until May 2000. He is now Vice Chairman of the UBS Investment Banking and Deputy Chairman of UBS Deutschland. He is also a member of the Board of Akzo Nobel N.V., Solvay S.A. and Altana AG.

Director since: 26 May 2004
Expiry of mandate: Ordinary General Meeting of 2008

Jean-Luc Dehaene, 66

Independent, Non-Executive Director

Jean-Luc Dehaene has occupied several ministerial posts and was Prime Minister of Belgium from 1992 to 1999. He is a member of the Board of InBev, Corona-Lotus and of Thrombogenics. He is Chairman of the Board of the College of Europe (Bruges), member of the European Parliament and mayor of Vilvoorde.

Director since: 1 October 1999
Expiry of mandate: Ordinary General Meeting of 2009

Arnoud de Pret, 62

Independent, Non-Executive Director

Arnoud de Pret was with Morgan Guaranty Trust Company in New York from 1972 until 1978. From 1978 until 1981 he was group treasurer of Cockerill-Sambre, and until 1990 he was group finance manager and member of the Executive Committee of UCB. He was Chief Financial Officer and member of the Executive Committee of Umicore from 1991 until May 2000. He is a member of the Board of InBev, Delhaize Group, Sibelco, UCB and L'Intégrale. He is a member of the Supervisory Board of the French company Lesaffre § Cie.

Director since: 10 May 2000
Expiry of mandate: Ordinary General Meeting of 2008
Member of the Audit Committee since: 1 January 2001

Jonathan Oppenheimer, 37

Non-Executive Director

Jonathan Oppenheimer joined the De Beers Group in 1994 and became a Director of De Beers S.A. in 2006. He is also a member of its Executive Committee. He is also the chairman of De Beers Canada Inc., of Williamson Diamond Mine Ltd. (Tanzania) and of Element Six Abrasives Group of companies. In view of his chairmanship of Element Six (in which Umicore has a stake), he is considered to be a non-independent Director.

Director since: 5 September 2001
Expiry of mandate: Ordinary General Meeting of 2008

Guy Paquot, 65

Independent, Non-Executive Director

Guy Paquot joined the Bank Nagelmackers group in 1969 and became Chairman and managing director of Financière Lecocq (a Nagelmackers subsidiary) in 1986. In 1994 Financière Lecocq became known as Compagnie Mobilière et Foncière du Bois Sauvage. In 2003 he left his position as managing director but remains Chairman of Compagnie du Bois Sauvage. He is Chairman of Neuhaus and a member of the Boards of Recticel, Floridienne, Noel Group, Nomacorc, Serendip and Fauchon as well as the Quartier des Arts foundation.

Director since: 13 April 2005
Expiry of mandate: Ordinary General Meeting of 2008
Member of the Nomination and Remuneration Committee since: 13 April 2005

Klaus Wendel, 63

Independent, Non-Executive Director

Klaus Wendel, after a career in financial management with General Electric (USA), Siemens, Cockerill Sambre and CBR, joined Société Générale de Belgique in 1988 as member of the Executive Committee, responsible for group control. Since 2000 he has been an independent consultant. He is member of the Board of Recticel. In accordance with Umicore's Governance Charter, the Board of Directors considers Mr Wendel to be an independent director even though he has served more than three terms. Apart from his employment with Société Générale de Belgique, from which he retired in 2000, Mr Wendel has had no other assignment with any company directly or indirectly related to Umicore.

Director since: 26 July 1989
Expiry of mandate: Ordinary General Meeting of 2009
Chairman of the Audit Committee since: 13 April 2005


1
2
3
4
5
6
7
8

1. Uwe-Ernst Bufe
2. Arnoud de Pret
3. Isabelle Bouillot
4. Klaus Wendel
5. Karel Vinck
6. Jonathan Oppenheimer
7. Thomas Leysen
8. Guy Paquot

Jean-Luc Dehaene
not pictured



EXECUTIVE COMMITTEE

Thomas Leysen, 46

Chief Executive Officer

Thomas Leysen became Chief Executive Officer of Umicore in 2000, after having held various positions within Umicore and its affiliates. He is also Chairman of Corelio, a Belgian media company. He is a member of the Board of Cumerio, of the micro-electronics research centre IMEC and a member of the supervisory Board of Bank Metzler, Germany. He is a member of the Executive Committee of the Belgian Employers Federation (FEB/VBO).

Martine Verluyten, 55

Chief Financial Officer: Finance, Information Systems

Martine Verluyten joined Umicore in 2006 from Mobistar, Belgium's second largest mobile phone operator, where she also held the position of Chief Financial Officer. Before that she held a number of international positions at advanced plastics firm Raychem, both in Belgium and the United States. She started her career with KPMG as an auditor.

Alain Godefroid, 58

Executive Vice-President: Legal Affairs; Environment, Health & Safety

Alain Godefroid holds a Law doctorate from the University of Brussels (ULB) and a MCJ from the University of Texas at Austin. After working as a lawyer in the United States and in Europe, he joined Umicore in 1978 as Legal Counsel. He was appointed to his present function in 1992. He also fulfills the role of Compliance Officer at Umicore.

Marc Grynberg, 41

Executive Vice-President: Automotive Catalysts

Marc Grynberg holds a Commercial Engineering degree from the University of Brussels (Ecole de Commerce Solvay). After several management positions in the finance function at DuPont de Nemours in Brussels and Geneva, he joined Umicore in 1996 as Group Controller. He was Umicore's CFO from 2000 until 2006. In 2006 he was appointed to head the Automotive Catalysts business unit.

Martin Hess, 54

Executive Vice-President: Zinc Specialties, Corporate Development

Martin Hess joined Degussa in 1972 as a commercial trainee. He served in a variety of functions and business units, gathering also extensive international experience in Africa and Asia in the course of totally 18 years living abroad. From the end of 1999 until 2006, he headed the business unit Automotive Catalysts. He was appointed to head the Zinc Specialties business in 2006. He joined the Umicore Executive Committee in 2003.

Hugo Morel, 56

Executive Vice-President: Precious Metals Services, Procurement

Hugo Morel holds a Masters degree in Metallurgical Engineering from the University of Leuven. He joined Umicore in 1974 and held several jobs in production, commercial departments, strategy and general management of different units. He was appointed to his present position in 2002.

Pascal Reymondet, 47

Executive Vice-President: Precious Metals Products

Pascal Reymondet holds an MSc from Stanford University and an Engineering degree from the Ecole Centrale in Paris. He has occupied different engineering and management positions within the Degussa group including management of the Port Elizabeth and Burlington automotive catalyst plants. He joined the Umicore Executive Committee in 2003.

Marc Van Sande, 54

Executive Vice-President: Advanced Materials; Chief Technology Officer

Marc Van Sande holds a PhD in Physics from the University of Antwerp as well as an MBA. He joined MHO, a predecessor company of Umicore in 1980, and held several jobs in research, marketing and production. In 1993 he was appointed Vice-President of the Electro-Optic Materials business unit and he was appointed as an Executive Vice-President in 1999. He assumed the newly-created role of Chief Technology Officer in 2005.


1
2
3
4
5
6
7
8

1. Alain Godefroid
2. Marc Van Sande
3. Pascal Reymondet
4. Hugo Morel
5. Marc Grynberg
6. Martin Hess
7. Martine Verluyten
8. Thomas Leysen

SENIOR MANAGEMENT



left to right

Advanced Materials

1. **Pierre Van de Bruaene**
   Senior Vice-President Engineered Metal Powders
2. **Marc Van Sande**
   Executive Vice-President Advanced Materials, Chief Technology Officer
3. **Jan Vliegen**
   Senior Vice-President Catalyst Technologies
4. **Michel Cauwe**
   Senior Vice-President Electro-Optic Materials
5. **Dirk Uytdewilligen**
   Senior Vice-President Specialty Oxides and Chemicals



left to right

Precious Metals Products

1. **Pascal Reymondet**
   Executive Vice-President Precious Metals Products
2. **Ignace de Ruijter**
   Senior Vice-President Thin Film Products
3. **Joerg Beuers**
   Senior Vice-President Jewellery and Electroplating
4. **Joerg Plessow**
   Senior Vice-President Technical Materials


left to right

Automotive Catalysts

1. **Bill Staron**
   Senior Vice-President Automotive Catalysts North America
2. **Marc Grynberg**
   Executive Vice-President Automotive Catalysts
3. **Tom Kreuzer**
   Senior Vice-President R&D Automotive Calysts
4. **Michael Neisel**
   Senior Vice-President Automotive Catalysts Europe and Africa


left to right

Precious Metals Services

1 **Ralf Drieselmann**
Senior Vice-President Precious Metals Management

2 **Hugo Morel**
Executive Vice-President Precious Metals Services


left to right

Zinc Specialties

1 **Ernst Pleyer**
Senior Vice-President Building Products

2 **Martin Hess**
Executive Vice-President Zinc Specialties

3 **Leo Jacobs**
Senior Vice-President Zinc Alloys

4 **Guy Beke**
Senior Vice-President Zinc Chemicals

Bernard Tonnon (not pictured)
Senior Vice-President, Managing Director Padaeng Industry


left to right

Corporate

1 **Edwin D'Hondt**
Senior Vice-President Information Systems

2 **Martine Verluyten**
Chief Financial Officer

3 **Luc Gellens**
Senior Vice-President Corporate Development

4 **Guy Ethier**
Senior Vice-President Environment, Health and Safety

5 **Klaus Ostgathe**
Senior Vice-President Umicore China

6 **Paul Huybrechts**
Senior Vice-President Purchasing and Transportation

7 **Ursula Saint-Léger**
Senior Vice-President Human Resources

8 **Stephan Csoma**
Senior Vice-President Umicore South America

9 **Alain Godefroid**
Executive Vice-President Legal Affairs and Environment, Health and Safety

Erratum

Please note that the dividend will be payable with effect from April 26, 2007 and not on April 27 as indicated in the annual report.

Dividends

If the appropriation of profit proposed to you is approved, a gross dividend of €2.10 per share will be paid for the financial year 2006 upon presentation of coupon No. 16.

Starting 27 April 2007

Payment of dividends on presentation of coupon No. 16 at the registered offices and branches of the following institutions:

- Fortis Bank
- ING
- Bank Degroof
- Dexia Bank
- KBC Bank
- Petercam S.A.

Financial calendar

25 April 2007	General Meeting of Shareholders (financial year 2006)
23 August 2007	Press release and interim results for the first half of 2007
mid February 2008	Press release and results for financial year 2007
End of April 2008	General Meeting of Shareholders (financial year 2007)

Additional information

Stock	Euronext Brussels
Financial information	**Tim Weekes** Phone: 32-2-227.73.98 E-mail: tim.weekes@umicore.com
Social information	**Mark Dolfyn** Phone : 32-2-227.73.22 E-mail : mark.dolfyn@umicore.com
Environmental information	**Bert Swennen** Phone: 32-2-227.74.45 E-mail: bert.swennen@umicore.com
Annual report	This report is also available in French, Dutch and German
Internet	This report can be downloaded from the Umicore Website: www.umicore.com
Registered office	**Umicore** Rue du Marais 31 B-1000 Brussels - Belgium Phone: 32-2-227.71.11 Fax: 32-2-227.79.00 Internet: www.umicore.com E-mail: info@umicore.com Company Number: 0401574852 VAT No: BE 401.574.852
Publisher responsible at law	**Umicore Corporate Communication** Bart Crols Phone: 32-2-227.71.29 E-mail: bart.crols@umicore.com
Production	Concerto
Photographs	Umicore, Publication, Concerto
Printing	Dereume

This document has been produced using Phoenix Motion paper. This paper is produced in a process which is constantly developed to reduce the impact on the environment as much as possible. The mills used to produce the paper are all certified FSC (Forest Stewardship Council) and PEFC (Programme for the Endorsement of Forest Certification Schemes).



FREE TRANSLATION

UMICORE

Statutory auditor's report to the general shareholders' meeting on the annual accounts as and for the year ended 31 December 2006

20 March 2007

PricewaterhouseCoopers
Reviseurs d'Entreprises
PricewaterhouseCoopers
Bedrijfsrevisoren
Woluwe Garden
Woluwedal 18
B-1932 Sint-Stevens-Woluwe
Telephone +32 (0)2 710 4211
Facsimile +32 (0)2 710 4299
www.pwc.com

FREE TRANSLATION

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE ANNUAL ACCOUNTS OF THE COMPANY UMICORE AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2006

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the annual accounts and the required additional disclosures and information.

Unqualified opinion on the annual accounts

We have audited the annual accounts of Umicore as of and for the year ended 31 December 2006, prepared in accordance with the financial reporting framework applicable in Belgium, and which show a balance-sheet total of EUR (000) 4.087.624 and a profit for the year of EUR (000) 59.328.

The company's board of directors is responsible for the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the annual accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the company's internal control relating to the preparation and fair presentation of the annual accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the annual accounts taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the annual accounts of give a true and fair view of the company's net worth and financial position as of 31 December 2006 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Additional remarks and information

The company's board of directors is responsible for the preparation and content of the management report, and for ensuring that the company complies with the Companies' Code and the company's articles of association.

Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the annual accounts:

- The management report deals with the information required by the law and is consistent with the annual accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- There have been no transactions undertaken or decisions taken in breach of the company's statutes or the Companies' Code such as we would be obliged to report to you. The appropriation of results proposed to the general meeting is in accordance with the relevant requirements of the law and the company's articles of association.

- In accordance with article 523 of the Companies' Code, we have been informed that a director had a conflicting interest of a financial nature in a decision taken by the Board of Directors on 14 February 2007, in connection with a stock-option plan, restricted to the members of the executive committee and some of the managerial staff of the company and certain of its Belgian and foreign subsidiaries, in respect of 2007. The decision taken by the Board of Directors concerns the issuance of a maximum number of 151.300 purchase rights. This decision will have the following effects on the company's net worth : either, to the extent that the company were to decide to retain the shares it holds today, the financing and opportunity cost of maintaining such shares in its portfolio until the options' exercise date or, to the extent that the company were to decide to sell such shares at a later date, the difference, at the date the options are exercised, between the options' exercise price and the market value of the shares that Umicore would have to buy at that date.

20 March 2007

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises/Bedrijfsrevisoren
Represented by

Raf Vander Stichele
Bedrijfsrevisor

40				9	EUR		
No.	Date of the deposition	No.	PP.	B.	D.		C 1.

ANNUAL ACCOUNT IN THOUSAND EURO

NAME: ***UMICORE***

Legal form: ***Public limited company***

Address: ***rue du marais*** Nr.: ***31*** Box:

Postal Code: ***1000*** Municipality: ***Brussel 1***

Register of Legal Persons (RLP) - Office of the commercial court at: ***Bruxelles***

Internet address (*) : ***www.umicore.com***

Company number: ***0401.574.852***

DATE ***21/12/2006*** of the deposition of the partnership deed OR of the most recent document mentioning the date of publication of the partnership deed and the act changing the articles of association.

ANNUAL ACCOUNT approved by the General Meeting of ***25/04/2007***

concerning the financial year covering the period from ***01/01/2006*** till ***31/12/2006***

Previous period from ***01/01/2005*** till ***31/12/2005***

The amounts of the preceding financial year are identical to those which have been previously published : yes / ~~no~~ **

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) and position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

PricewaterhouseCoopers Reviseur d'Entreprise (B00009) CALL 0000.000.000
Woluwedal 18, 1932 Sint-Stevens-Woluwe, Belgium
Title : Auditor

Represented by :
SPRL Raf VanderStichele représenté par Vander Stichele Raf (N01064)
Woluwedal 18, 1932 Sint-Stevens-Woluwe, Belgium

VINCK Karel
St Hubertusdreef 39, 3090 Overijse, Belgium
Title : President of the board of directors

(continued on following pages)

Enclosed to these annual accounts: - the management report **
- the report of the commissioners **

Total number of pages deposited: **39** Number of the pages of the standard form not deposited for not being of service: **11**

Signature
(name and position)
VERLUYTEN Martine
Chief Financial Officer

Signature
(name and position)
LEYSEN Thomas
Chief Executive Officer

---

* Optional statement.

** Delete where appropriate.

Continuation of the list of DIRECTORS, MANAGERS and AUDITORS (C 1.)

LEYSEN Thomas
Dennenlaan 9A, 2020 Antwerpen 2, Belgium
Title : Delegated director

de PRET Arnoud
rue du Loutrier 65, 1170 Brussel 17, Belgium
Title : Director

BOUILLOT Isabelle
Henri Barbusse 42, 75005 Paris, France
Title : Director

WENDEL Klaus
av du Vert Bocage 38, 1410 Waterloo, Belgium
Title : Director

DEHAENE Jean-Luc
Berkendallaan 52, 1800 Vilvoorde, Belgium
Title : Director

BUFE Uwe-Ernst
Scharderhohlweg 29, 61462 Königstein-im-Taunus, Germany
Title : Director

OPPENHEIMER Jonathan
Third Avenue 73, 2196 Inanda, South Africa
Title : Director

PAQUOT Guy
Cornelis 17, 1310 La Hulpe, Belgium
Title : Director

- The managing board declares that the assignment neither regarding auditing nor adjusting has been given to a person who was not authorised by law pursuant to art. 34 and 37 of the Law of 22nd April 1999 concerning the auditing and tax professions.

- Have the annual accounts been audited or adjusted by an external accountant or auditor who is not an statutory auditor?

  YES/NO[1]

  If YES, mention here after: name, first names, profession, residence-address of each external accountant or auditor, the number of membership with the professional Institute ad hoc and the nature of this engagement (A. Bookkeeping of the undertaking[2]; B. Preparing the annual accounts[2]; C. Auditing the annual accounts; D. Adjusting the annual accounts).

- If the assignment mentioned either under A (Bookkeeping of the undertaking) or B (Preparing the annual accounts) is performed by authorised accountants or authorised accountants-tax consultants, information will be given on: name, first names, profession and residence-address of each authorised accountant or accountant-tax consultant, his number of membership with the Professional Institute of Accountants and Tax consultants and the nature of this engagement (A. Bookkeeping of the undertaking; B. Preparing the annual accounts).

Name, first name, profession, residence-address	Number of membership	Nature of the engagement (A, B, C and/or D)

[1] Delete where appropriate.
[2] Optional disclosure.

1. BALANCE SHEET

ASSETS

	Codes	Period	Previous period
FIXED ASSETS	20/28	3.311.672	3.033.931
I. Formation expenses (note I)	20	1.834	2.791
II. Intangible assets (note II)	21	12.540	16.982
III. Tangible assets (note III)	22/27	227.867	278.406
A. Land and buildings	22	91.376	92.351
B. Plant, machinery and equipment	23	109.327	161.987
C. Furniture and vehicles	24	7.764	9.391
D. Leasing and other similar rights	25		
E. Other tangible assets	26	1.410	1.642
F. Assets under construction and advance payments made	27	17.990	13.035
IV. Financial assets (notes IV and V)	28	3.069.431	2.735.752
A. Affiliated enterprises	280/1	3.051.953	2.721.939
1. Participating interests	280	3.051.953	2.721.939
2. Amounts receivable	281		
B. Other enterprises linked by participating interests	282/3	129	4.733
1. Participating interests	282	129	4.733
2. Amounts receivable	283		
C. Other financial assets	284/8	17.349	9.080
1. Shares	284	16.720	8.758
2. Amounts receivable and cash guarantees	285/8	629	322
CURRENT ASSETS	29/58	775.952	767.006
V. Amounts receivable after more than one year	29	389	17.273
A. Trade debtors	290		84
B. Other amounts receivable	291	389	17.189
VI. Stocks and contracts in progress	3	257.007	312.039
A. Stocks	30/36	257.007	312.039
1. Raw materials and consumables	30/31	97.917	126.424
2. Work in progress	32	48.518	71.257
3. Finished goods	33	103.288	103.484
4. Goods purchased for resale	34		
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36	7.284	10.874
B. Contracts in progress	37		
VII. Amounts receivable within one year	40/41	457.268	400.060
A. Trade debtors	40	221.669	204.854
B. Other amounts receivable	41	235.599	195.206
VIII. Investments (notes V and VI)	50/53	33.462	27.479
A. Own shares	50	33.420	23.758
B. Other investments and deposits	51/53	42	3.721
IX. Cash at bank and in hand	54/58	15.181	3.399
X. Deferred charges and accrued income (note VII)	490/1	12.645	6.756
TOTAL ASSETS	20/58	4.087.624	3.800.937

	Codes	Period	Previous period
LIABILITIES			
EQUITY	10/15	732.711	718.386
I. Capital (note VIII)	10	463.223	459.679
A. Issued capital	100	463.223	459.679
B. Uncalled capital (-)	101	( )	( )
II. Share premium account	11	4.390	986
III. Revaluation surplus	12	98	98
IV. Reserves	13	167.367	154.738
A. Legal reserve	130	35.711	32.745
B. Unavailable reserves	131	33.420	23.757
1. In respect of own shares held	1310	33.420	23.758
2. Other	1311		(1)
C. Untaxed reserves	132	98.236	98.236
D. Available reserves	133		
V. Accumulated profits	140	95.900	102.645
Accumulated losses	141	( )	( )
VI. Investment grants	15	1.733	240
PROVISIONS AND DEFERRED TAXES	16	98.662	126.019
VII. A. Provisions for liabilities and charges	160/5	98.662	126.019
1. Pensions and similar obligations	160	47.538	55.118
2. Taxation	161		
3. Major repairs and maintenance	162	6.768	5.452
4. Other liabilities and charges (note IX)	163/5	44.356	65.449
B. Deferred taxes	168		
AMOUNTS PAYABLE	17/49	3.256.251	2.956.532
VIII. Amounts payable after more than one year (note X)	17	1.433.074	1.405.075
A. Financial debts	170/4	1.433.000	1.405.000
1. Subordinated loans	170		
2. Unsubordinated debentures	171		
3. Leasing and other similar obligations	172		
4. Credit institutions	173	225.000	75.000
5. Other loans	174	1.208.000	1.330.000
B. Trade debts	175	74	75
1. Suppliers	1750	74	75
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9		
IX. Amounts payable within one year (note X)	42/48	1.751.461	1.500.928
A. Current portion of amounts payable after more than one year falling due within one year	42	140.000	175.000
B. Financial debts	43	1.159.253	947.498
1. Credit institutions	430/8	2.376	4.143
2. Other loans	439	1.156.877	943.355
C. Trade debts	44	317.177	233.971
1. Suppliers	440/4	306.226	226.513
2. Bills of exchange payable	441	10.951	7.458
D. Advances received on orders in hand	46	537	
E. Taxes, remuneration and social security	45	47.913	51.054
1. Taxes	450/3	9.862	3.006
2. Remuneration and social security	454/9	38.051	48.048
F. Other amounts payable	47/48	86.581	93.405
X. Accrued charges and deferred income (note XI)	492/3	71.716	50.529
TOTAL LIABILITIES	10/49	4.087.624	3.800.937

2. INCOME STATEMENT

(presentation in vertical form)

	Codes	Period	Previous period
I. Operating income	70/74	2.415.039	1.990.215
A. Turnover (note XII, A)	70	2.299.796	1.904.361
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71	16.361	14.951
C. Produced fixed assets	72	9.113	7.827
D. Other operating income (note XII, B)	74	89.769	63.076
II. Operating charges (-)	60/64	(2.411.935)	(1.991.727)
A. Raw materials, consumables	60	1.969.389	1.536.297
1. Purchases	600/8	1.993.378	1.551.620
2. Increase (-); Decrease (+) in stocks	609	(23.989)	(15.323)
B. Services and other goods	61	164.165	160.175
C. Remuneration, social security costs and pensions (note XII, C2)	62	218.113	247.795
D. Depreciation of and amounts written off formation expenses, intangible and tangible fixed assets	630	54.479	56.286
E. Increase (+); Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4	619	(3.317)
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7	(7.452)	(18.522)
G. Other operating charges (note XII, F)	640/8	12.622	13.013
H. Operation charges carried to assets as restructuring costs (-)	649	( )	( )
III. Operating profit (+)	70/64	3.104	
Operating loss (-)	64/70	( )	(1.512)
IV. Financial income	75	185.080	176.946
A. Income from financial fixed assets	750	162.917	73.287
B. Income from current assets	751	7.351	4.762
C. Other financial income (note XIII, A)	752/9	14.812	98.897
V. Financial charges (-)	65	(132.259)	(201.104)
A. Debt charges (notes XIII, B and C)	650	114.591	93.434
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (notes XIII, D)	651	(22)	(685)
C. Other financial charges (notes XIII, E)	652/9	17.690	108.355
VI. Current profit before taxes (+)	70/65	55.925	
Current loss before taxes (-)	65/70	( )	(25.670)

2. INCOME STATEMENT *(continued)*
(presentation in vertical form)

	Codes	Period	Previous period
VI. Current profit before taxes (+)	*(70/65)*	55.925	
Current loss before taxes (-)	*(65/70)*	( )	(25.670)
VII. Extraordinary income	76	15.379	69.966
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761		16.342
C. Adjustments to provisions for extraordinary liabilities and charges	762	1.019	
D. Gain on disposal of fixed assets	763	14.354	53.624
E. Other extraordinary income (note XIV, a)	764/9	6	
VIII. Extraordinary charges (-)	66	(12.104)	(6.177)
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660		
B. Amounts written off financial fixed assets	661	3.072	5.346
C. Provisions for extraordinary liabilities and charges	662	9.008	763
D. Loss on disposal of fixed assets	663	22	68
E. Other extraordinary charges (note XIV, B)	664/8	2	
F. Reorganization costs carried on the assets (-)	669	( )	( )
IX. Profit for the period before taxes (	70/66	59.200	38.119
Loss for the period before taxes (-	66/70	( )	( )
IXbis. A. Transfer from postponed taxes (+)	780		
B. Transfer to postponed taxes (-)	680	( )	( )
X. Income taxes (-)(+)	67/77	128	(194)
A. Income taxes (note XV) (-)	670/3	(3.384)	(194)
B. Adjustment of income taxes and write-back of tax provisions	77	3.512	
XI. Profit for the period (+)	70/67	59.328	37.925
Loss for the period (-)	67/70	( )	( )
XII. Transfer from untaxed reserve (+)	789		
Transfer to untaxed reserve (-)	689	( )	( )
XIII. Profit to be appropriated (+)	*(70/68)*	59.328	37.925
Loss to be appropriated (-)	*(68/70)*	( )	( )

APPROPRIATIONS AND WITHDRAWINGS

	Codes	Period	Previous period
A. Profit to be appropriated	70/69	161.973	152.895
Loss to be appropriated (-)	69/70	( )	( )
1. Profit for the period available for appropriation	70/68	59.328	37.925
Loss for the period available for appropriation (-)	68/70	( )	( )
2. Profit to be carried forward	790	102.645	114.970
Loss to be carried forward (-)	690	( )	( )
B. Transfers from capital and reserves	791/2		
1. from capital and share premium account	791		
2. from reserves	792		
C. Transfers to capital and reserves (-)	691/2	(12.629)	(2.926)
1. to capital and share premium account	691		
2. to legal reserve	6920	2.966	1.897
3. to other reserves	6921	9.663	1.029
D. Result to be carried forward			
1. Profit to be carried forward (-)	693	(95.900)	(102.645)
2. Loss to be carried forward	793		
E. Owner's contribution in the loss	794		
F. Profit to be distributed (-)	694/6	(53.444)	(47.324)
1. Dividends	694	53.444	47.324
2. Directors or managers' entitlements	695		
3. Other allocations	696		

3. EXPLANATORY DISCLOSURES

	Codes	Amounts
1. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)		
Net book value at the end of the preceding period	8001	2.791
Movements of the period:		
- New expenses incurred	8002	
- Depreciation (-)	8003	(957)
- Other (+)(-)	8004	
Net book value at the end of the period	8005	1.834
Detailing: - Expenses of formation or capital increase, loan issue expenses and other formation expenses	200/2	1.834
- Restructuring costs	204	

II. STATEMENT OF INTANGIBLE ASSETS (heading 21 of assets)

	Codes	1. Research and development expenses	2. Concessions, patents, licences, a.o.
a) ACQUISITION VALUE			
At the end of the previous period	801	*10.218*	*60.323*
Movements during the period:			
. Acquisitions, including produced fixed assets	802	*1.509*	*4.282*
. Sales and disposals (-)	803	*(1.274)*	*(11.281)*
. Transfers from one heading to another (+)(-)	804		
At the end of the period	805	*10.453*	*53.324*
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN			
At the end of the previous period	806	*9.942*	*43.617*
Movements during the period:			
. Recorded	807	*559*	*7.341*
. Written back because surplus (-)	808	( )	( )
. Acquired from third parties	809		
. Cancelled owing to sales and disposals (-)	810	*(1.262)*	*(8.960)*
. Transfers from one heading to another (+)(-)	811		
At the end of the period	812	*9.239*	*41.998*
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)-(c)	813	*1.214*	*11.326*

	Codes	3. Goodwill	4. Advance payments
a) ACQUISITION VALUE			
At the end of the previous period	801		
Movements during the period:			
. Acquisitions, including produced fixed assets	802		
. *Sales and disposals* (-)	803	( )	( )
. Transfers from one heading to another (+)(-)	804		
At the end of the period	805		
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN			
At the end of the previous period	806		
Movements during the period:			
. Recorded	807		
. Written back because surplus (-)	808	( )	( )
. Acquired from third parties	809		
. Cancelled owing to sales and disposals (-)	810	( )	( )
. Transfers from one heading to another (+)(-)	811		
At the end of the period	812		
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)-(c)	813		

III. STATEMENT OF TANGIBLE FIXED ASSETS
(heading 22/27 of assets)

	Codes	1. Land and buildings (heading 22)	2. Plant, machinery and equipment (heading 23)	3. Furniture and vehicles (heading 24)
a) ACQUISITION VALUE				
At the end of the previous period	815	245.918	774.583	52.736
Movements during the period:				
. Acquisitions, including produced fixed assets	816	22.907	15.306	3.097
. Sales and disposals (-)	817	(57.246)	(275.415)	(9.715)
. Transfers from one heading to another (+)(-)	818	1.965	5.246	631
At the end of the period	819	213.544	519.720	46.749
b) REVALUATION SURPLUSES				
At the end of the previous period	820	12.894		
Movements during the period:				
. Recorded	821			
. Acquired from third parties	822			
. Cancelled (-)	823	(2.456)	( )	( )
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825	10.438		
c) DEPRECIATIONS AND AMOUNTS WRITTEN DOWN				
At the end of the previous period	826	166.461	612.595	43.344
Movements during the period:				
. Recorded	827	8.656	32.567	4.159
. Written back because surplus (-)	828	( )	( )	( )
. Acquired from third parties	829	5.801		
. Cancelled owing to sales and disposals (-)	830	(48.311)	(234.793)	(8.496)
. Transfers from one heading to another (+)(-)	831	(1)	24	(22)
At the end of the period	832	132.606	410.393	38.985
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833	91.376	109.327	7.764

	Codes	4. Leasing and other similar rights (heading 25)	5. Other tangible assets (heading 26)	6. Assets under construction and advanced payments (heading 27)
a) ACQUISITION VALUE				
At the end of the previous period	815		71.382	13.035
Movements during the period:				
. Acquisitions, including produced fixed assets	816		40	18.304
. Sales and disposals (-)	817	( )	(58.098)	(5.506)
. Transfers from one heading to another (+)(-)	818			(7.843)
At the end of the period	819		13.324	17.990
b) REVALUATION SURPLUSES				
At the end of the previous period	820		645	
Movements during the period:				
. Recorded	821			
. Acquired from third parties	822			
. Cancelled (-)	823	( )	( )	( )
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825		645	
c) DEPRECIATIONS AND AMOUNTS WRITTEN DOWN				
At the end of the previous period	826		70.386	
Mouvements during the period:				
. Recorded	827		240	
. Written back because surplus (-)	828	( )	( )	( )
. Acquired from third parties	829			
. Cancelled owing to sales and disposals (-)	830	( )	(58.067)	( )
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832		12.559	
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833		1.410	17.990
Whereof: . Land and buildings	250			
. Plant, machinery and equipment	251			
. Furniture and vehicles	252			

IV. STATEMENT OF FINANCIAL FIXED ASSETS (heading 28 of assets)

	Codes	1. Affiliated enterprises	2. Other enterprises linked by participating interests	3. Other enterprises
1. Participating interests and shares		*(heading 280)*	*(heading 282)*	*(heading 284)*
a) **ACQUISITION VALUE**				
At the end of the previous period	835	**2.770.987**	**8.301**	**9.160**
Movements during the period:				
. Acquisitions	836	**363.917**		**12.428**
. Sales and disposals (-)	837	**(32.246)**	**(6.094)**	**(4.466)**
. Transfers from one heading to another (+)(-)	838			
At the end of the period	839	**3.102.658**	**2.207**	**17.122**
b) **REVALUATION SURPLUSES**				
At the end of the previous period	840			
Movements during the period:				
. Recorded	841			
. Acquired from third parties	842			
. Reversals (-)	843	( )	( )	( )
. Transfers from one heading to another (+)(-)	844			
At the end of the period	845			
c) **DEPRECIATION AND AMOUNTS WRITTEN DOWN**				
At the end of the previous period	846	**48.698**	**3.552**	**393**
Movements during the period:				
. Recorded	847	**3.072**		
. Written back because surplus (-)	848	( )	( )	( )
. Acquired from third parties	849			
. Cancelled owing to sales and disposals (-)	850	**(1.065)**	**(1.490)**	( )
. Transfers from one heading to another (+)(-)	851			
At the end of the period	852	**50.705**	**2.062**	**393**
d) **UNCALLED AMOUNTS**				
At the end of the previous period	853	**350**	**16**	**9**
Movements during the period (+)(-)	854	**(350)**		
At the end of the period	855		**16**	**9**
NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)-(d)	856	**3.051.953**	**129**	**16.720**
2. Amounts receivable		*(heading 281)*	*(heading 283)*	*(heading 285/8)*
NET BOOK VALUE AT THE END OF THE PRECEDING PERIOD	857			**322**
Movements during the period:				
. Additions	858			**308**
. Repayments (-)	859	( )	( )	**(1)**
. Amounts written down (-)	860	( )	( )	( )
. Amounts written back	861			
. Exchange differences (+)(-)	862			
. Other (+)(-)	863			
NET BOOK VALUE AT THE END OF THE PERIOD	864			**629**
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	865			

V. A. SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the headings 284 and 51/53 of the assets) in the amount of at least 10% of the capital issued.

NAME, full adress of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and resreves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Umicore Marketing Services PLC rue du Marais 31 1000 Brussel-Stad Belgium 0402.964.625	***256117***	***99,99***	***0,01***	***31/12/2006***	***EUR***	***78.262***	***15.402***
Umicore France PLC Les Mercuriales tour du ponant r J Jaures 40 93176 BAGNOLET CEDEX France 010342965001	***1520000***	***100,00***		***31/12/2006***	***EUR***	***101.526***	***18.591***
Umicore Finance Antwerp PLC rue du Marais 31 1000 Brussel 1 Belgium 0404.867.211	***121939***	***99,95***	***0,00***	***31/12/2006***	***EUR***	***126.309***	***4.934***
Umicore Engineering PLC rue du Marais 31 1000 Brussel 1 Belgium 0422.631.473	***106853***	***99,99***	***0,01***	***31/12/2006***	***EUR***	***19.440***	***277***
Umicore M S Deutshland Gmbh PLC Hafenstrasse 280 Germany 0119427736	***1***	***100,00***		***31/12/2006***	***EUR***	***4.473***	***1.730***

(continued on following pages)

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Umicore MS Korea PLC 3rd Floor, Dongkwan Building Seocho-Dong 137-070 Seoul (Seocho-Ku) South Korea	***144***	***100,00***		***31/12/2006***	***KRW***	***1.626.021***	***929.395***
Umicore Far East PLC 19/F Unit B Manulife Tower Electric Road 169 (North Point)Hong-Kong Hong Kong	***1800000***	***100,00***		***31/12/2006***	***HKD***	***71.514***	***21.436***
Umicore MS UK Limited PLC Four rivers House Fentiman Walk Hertford United Kingdom 0397191805	***152111***	***100,00***		***31/12/2006***	***GBP***	***224***	***-276***
Umicore MS Italia PLC Via Fieno 8 20123 Milano Italy 005075280155	***249999***	***99,99***	***0,01***	***31/12/2006***	***EUR***	***615***	***93***

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Umicore Finance *PLC* *rue du Marais 31* *1000 Brussel 1* *Belgium* *0402.343.924*	**2019739**	**100,00**		**31/12/2006**	**EUR**	**91.209**	**2.865**
Umicore Finance UK *PLC* *Fetter Lane 100* *EC4A1BN London* *United Kingdom* *0740577036*	**11600000**	**100,00**		**31/12/2006**	**GBP**	**3.005**	**-1.758**
Umicore MS Japan KK *PLC* *EKK Building 3rd Floor Nihonbashi-* *Japan*	**5300**	**100,00**		**31/12/2006**	**JPY**	**287.682**	**42.456**
Umicore Financial Services *PLC* *rue du Marais 31* *1000 Brussel 1* *Belgium* *0428.179.081*	**400433**	**65,73**	**35,71**	**31/12/2006**	**EUR**	**1.813.078**	**69.962**
Umicore MS Lusitana *PLC* *Travessa do Padrao Freguessia de Perafita* *4455524 Perafita(Concelho de Matosinhos)* *Portugal* *0505683155*	**914**	**1,73**	**98,27**	**31/12/2006**	**EUR**	**264**	**137**

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Umicore USA Inc PLC Zinc Plant Road 1800 37041- 1104 Claksvillle-Tennessee United States of America	243	50,27	49,73	31/12/2006	USD	182.632	-19.560
Metall Dinslaken Verwaltungs Gmbh PLC Hafenstrasse 280 45356 Essen Germany	26000	100,00		31/12/2006	EUR	35	-2
Umicore MS Thaïland PLC Soi Amorn Nanglinchee Road 364 14 10120 Bangkok(Chonghonsee Yannawa) Thailand	9798	48,99	51,01	31/12/2006	THB	69.930	33.477
Umicore Building Products Hongary PLC Uj Ipartelep Kagylo U 4 6 2092 Budakeszi Hungary	1710000	1,00	99,00	31/12/2006	HUF	236.548	11.146

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Umicore Shanghai PLC Changshi Road 250 201600 Shanghai (Songjiang County) China	**49350000**	**75,00**	**0,00**	**31/12/2006**	**CNY**	**93.430**	**15.144**
Umicore South Africa PLC 8 Penny Road Roodepoort (PO Box 11234 South Africa	**750**	**100,00**		**31/12/2006**	**ZAR**	**-2.581**	**-2.082**
Umicore Building Products Scandinav ia PLC Knudlundvej 8 8653 Them Denmark	**1499**	**99,93**	**0,07**	**31/12/2006**	**DKK**	**6.249**	**3.805**
Umicore MS Polska Ul Biala 4 00-895 Warsaw Poland	**2248**	**100,00**		**31/12/2006**	**EUR**	**8.293**	**1.469**
Umicore MS Shanghai Room 3304 Shanghai trad center Quyand 200437 Shanghai China	**1**	**100,00**		**31/12/2006**	**CNY**	**13.458**	**121**

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Unimet PLC Monterrey-Estado de Nueve Leon Mexico	***4500***	***100,00***		***31/12/2006***	***MXN***	***6.999***	***77***
Umicore Autocatalyst Recycling Belgium PLC Greinerstraat 14 2660 Hoboken (Antwerpen) Belgium 0466.261.083	***6249***	***99,98***	***0,02***	***31/12/2006***	***EUR***	***265***	***3***
Umicore MS Taiwan Keelung Road Sec 2 -16F-2 189 Taipei Taiwan	***500000***	***100,00***		***31/12/2006***	***TWD***	***11.499***	***2.731***
Umicore Korea Limited Chaam-Dong 410 Chonan-shi Ciry-Chungcheongnam-do South Korea	***1749999***	***100,00***		***31/12/2006***	***KRW***	***55.604.804***	***10.114.098***
Umicore Coating Services Kinnoull Street DD2 3ED Dundee United Kingdom 0503006805	***700000***	***74,23*** ***0,00***	***25,77*** ***0,00***	***31/12/2006***	***GBP***	***1.038***	***97***

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Umicore Malaysia Wisma Sel. Dredging 6th floor BLK JLN 50450 Kuala Lumpur Malaysia	***21285776***	***100,00***		***31/12/2006***	***MYR***	***42.381***	***11.494***
Umicore Australia Somerville Road 414 3012 Tottenham - Victoria Australia	***10000***	***100,00***		***31/12/2006***	***AUD***	***19.229***	***5.995***
Umicore Holdings Philippines 5th Floor, LTA Building - Perea Street 118 Legaspi Village - Makati City Philippines	***1536562***	***99,99***	***0,01***	***31/12/2006***	***PHP***	***15.465***	***276***
Umicore Hunan Fuhong Zinc Industria l Co Ltd Xitang Village, Xingcheng Town, Wangcheng Changsh Municipality - Hunan Province China	***2800000***	***100,00***		***31/12/2006***	***CNY***	***2.139.551.395***	***6.970.628***
Umicore Building Products Iberica S/N Poligono industrial Cova Solera 08191 Rubi (Barcelonap) Spain En demande	***320000***	***100,00***		***31/12/2006***	***EUR***	***837***	***331***

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Umicore Holding 1 Germany Gmbh Hafenstrasse 280 45356 Essen Germany	**100**	**100,00**		**31/12/2006**	**EUR**	**84.978**	**41.144**
Umicore Holding 2 Germany Gmbh Hafenstrasse 280 45356 Essen Germany	**100**	**100,00**		**31/12/2006**	**EUR**	**9.623**	**4.698**
Umicore Zinc Alloys Belgium PLC rue du Marais 31 1000 Brussel 1 Belgium 0865.131.221	**3494999**	**100,00**		**31/12/2006**	**EUR**	**191.919**	**-14.458**
Umicore finance Luxembourg rue Aldringen 14 1118 Luxembourg Luxembourg	**9999995**	**100,00**		**31/12/2006**	**EUR**	**1.129.747**	**89.673**
Umicore Building Products CZ Pod Visŏvkou 1661 31 140 00 Prague 4 Czech Republic	**100**	**100,00**		**31/12/2006**	**CZK**	**524**	**-376**

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Umicore MS Australia PTY LTD St Kilda Road Towers Level 1 Queens Ro 1 Australia	**100**	**100,00**		**31/12/2006**	**AUD**	**2.040**	**46**
Umicore Yunnan Zn Alloys Wang jia Qiao - Wu Hua District Kumming City - Yunnan Province China	**75000000**	**30,00**	**0,00**	**31/12/2006**	**CNY**	**235.489**	**-14.511**
Padaeng Industry Public Company Lim ited CTI Toweer 26-27th Floor - Ratchadaphisek 10110 Bangkok (Khlong Toei) Thailand	**106002442**	**46,90**	**0,00**	**31/12/2006**	**THB**	**3.593.136**	**1.805.781**
Rezinal PLC Industriezone West 3550 Heusden (Limb.) Belgium 0414.089.040	**15000**	**50,00**	**0,00**	**31/12/2006**	**EUR**	**16.292**	**9.728**
Industrias Electro Quimicas SA Avenida Elmer Faucett 1920 Callao 1 Peru	**18464806**	**40,00**	**0,00**	**31/12/2006**	**PEN**	**64.859**	**20.244**

Continuation of the list of SHARE IN THE CAPITAL AND OTHER RIGTS IN OTHER COMPANIES (C 10.)

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Todini AND Co *Via Larga 8* *Milano* *Italy* *010722620159*	***720000***	***40,00***	***0,00***	***31/12/2006***	***EUR***	***3.386***	***1.235***
Föhl China Co LTD *Taicang Kaiming Industrial Park-Changsheng* *Zhenghe East Road - Taicang Jiangsu* *China*	***50***	***50,00***	***0,00***	***31/12/2006***	***CNY***	***7.967***	***-5.598***

VI. INVESTMENTS: OTHER INVESTMENTS AND DEPOSITS (heading 51/53 of assets)

	Codes	Period	Previous period
Shares	51	39	67
Book value increased with the uncalled amount	8681	39	67
Uncalled amount (-)	8682	( )	( )
Fixed income securities	52	3	226
issued by credit institutions	8684		223
Fixed term deposit with credit institutions	53		3.429
falling due:			
. less or up to one month	8686		3.429
. between one month and one year	8687		
. over one year	8688		
Other investments not yet shown seperately	8689		

VII. DEFFERED CHARGES AND ACCRUED INCOME

Allocation of heading 490/1 of assets if the amount is significant.

	Period
Deferred charges	7.259
Acquired income	5.386

VIII. STATEMENT OF CAPITAL

	Codes	Amounts	Number of shares
A. CAPITAL			
1. Issued capital (heading 100 of liabilities)			
- At the end of the preceding period	8700	459.679	xxxxxxxxxxxxxxxxxxx
- Changes during the period:			
Capital increase 21/07/2006		3.128	175.600
Capital increase 08/12/2006		416	23.375
- At the end of the period	8701	463.223	xxxxxxxxxxxxxxxxxxx
2. Structure of the capital			
2.1. Different categories of shares			
Ordinary shares		463.223	26.010.025
2.2. Registered shares or bearer shares			
Registered	8702	xxxxxxxxxxxxxxxxxxx	17.867
Bearer	8703	xxxxxxxxxxxxxxxxxxx	25.992.158

VIII. STATEMENT OF CAPITAL (continued)

	Codes	1. Uncalled capital *(heading 101)*	2. Capital called, but not paid
B. CAPITAL NOT PAID Shareholders having yet to pay up in full			
TOTAL	871		

	Codes	1. Amount of capital held	2. Number of shares held
C. OWN SHARES held by:			
- the company itself	872	*33.420*	*560.852*
- its subsidiaries	873	*5.865*	*100.000*
D. COMMITMENTS TO ISSUE SHARES			
1. Following the exercising of CONVERSION RIGHTS			
- Amount of outstanding convertible loans	8740		
- Amount of capital to be subscribed	8741		
- Corresponding maximum number of shares to be issued	8742		
2. Following the exercising of SUBSCRIPTION RIGHTS			
- Number of outstanding subscription rights	8745		*364.275*
- Amount of capital to be subscribed	8746	*6.488*	
- Corresponding maximum number of shares to be issued	8747		*364.275*
E. AUTHORIZED CAPITAL, NOT ISSUED	8751	*46.000*	

	Codes	1. Number of shares	2. Number of voting rights attached thereto
F. SHARES ISSUED, NOT REPRESENTING CAPITAL	876		
Whereof: - held by the company itself	877		
- held by its subsidiaries	878		

G. STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AS AT THE ANNUAL BALANCING OF THE BOOKS, as it appears from the statement received by the enterprise:

(continued on following pages)

IX. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

Allocation of heading 163/5 of liabilities if the amount is considerable.

	Period
Protection of the environment	*37.018*
Sundry litigations and sundry risks	*5.358*
Premiums 25 years service	*1.979*

Continuation of structure of shareholdings of the enterprise as at the annual balancing of the books (C 13.)

	Number shares	*% capital*
Parfimmo SA	*806.489*	*3,10*
Other shareholders	*24.542.684*	*94,36*
Titles detained by Umicore	*560.852*	*2,16*
Titles detained by Umicore Finance	*100.000*	*0,38*
	26.010.025	*100,00*

The ordinary shareholders meeting of 24 th october 2006, has given the authorisation to the board of directors to increase the capital with 46.000.000 Eur.
It should be noted that on 31 st december 2006, 821.930 options remains to be executed. These 821.930 options include 364. 275 subscription rigts and 457.655 acquisition rigts on existing shares that Umicore owns.

X. STATEMENT OF AMOUNTS PAYABLE

A. ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	Codes	AMOUNTS PAYABLE CURRENT POSITION		
		1. not more than one year (heading 42)	2. between one and five years (heading 17)	3. over five years (heading 17)
Financial debts	880	*140.000*	*615.000*	*818.000*
1. Subordinated loans	881			
2. Unsubordinated debentures	882			
3. Leasing and other similar obligations	883			
4. Credit institutions	884		*225.000*	
5. Other loans	885	*140.000*	*390.000*	*818.000*
Trade debts	886		*74*	
1. Suppliers	887		*74*	
2. Bills of exchange payable	888			
Advance payments received on contracts in progress	889			
Other amounts payable	890			
TOTAL	891	*140.000*	*615.074*	*818.000*

B. AMOUNTS PAYABLE (headings 17 and 42/48 of liabilities)

	Codes	AMOUNTS PAYABLE (OR THE PORTION THEREOF) GUARANTEED BY	
		1. Belgian public authorities	**2. Real guarantees** given or irrevocably promised by the enterprise on its own assets
Financial debts	892		
1. Subordinated loans	893		
2. Unsubordinated debentures	894		
3. Leasing and other similar obligations	895		
4. Credit institutions	896		
5. Other loans	897		
Trade debts	898		
1. Suppliers	899		
2. Bills of exchange payable	900		
Advance payments received on contracts in progress	901		
Taxes, remuneration and social security	902		
1. Taxes	903	xxxxxxxxxxxxxxxxxx	
2. Remuneration and social security	904		
Other amounts payable	905		
TOTAL	906		

C. AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY

	Codes	Period
1. Taxes (heading 450/3 of the liabilities)		
a) **Expired** taxes payable	9072	
b) Non expired taxes payable	9073	*9.862*
c) Estimated taxes payable	450	
2. Remuneration and social security (heading 454/9 of the liabilities)		
a) Amount **due** to the National Office of Social Security	9076	
b) Other amounts payable relating to remuneration and social security	9077	*38.051*

XI. ACCRUED CHARGES AND DEFERRED INCOME

	Period
Allocation of the heading 492/3 of liabilities if the amount is considerable	
Other accrued charges	*12.634*
Treatment charges	*24.995*
Defered income	*34.087*

XII. OPERATING RESULTS

A. **NET TURNOVER** (heading 70): Broken down by categories of activity and into geographical markets and **given as annexes to the standard form** insofar as, taking account of the manner in which the sale or product and the provision of services falling as, taking account of the manner in which the sale or product and the provision of services falling within the enterprises ordinary activities are organized, these categories and markets differ substantially one from another.

	Codes	Period	Previous period
B. OTHER OPERATING INCOME (heading 74)			
Whereof: the total amount of subsidies and compensatory amounts obtained from public authorities	740	*1.818*	*2.763*
C1. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER			
a) Total number at the closing date	9086	*2.719*	*3.446*
b) Average number of employees calculated in full-time equivalents	9087	*3.262,2*	*3.317,5*
c) Number of actual worked hours	9088	*5.116.099*	*5.655.540*
C2. PERSONNEL COSTS (heading 62)			
a) Remuneration and direct social benefits	620	*140.969*	*152.483*
b) Employers' social security contributions	621	*55.273*	*63.849*
c) Employers' premiums for extra statutory insurance	622	*10.542*	*15.035*
d) Other personnel costs	623	*4.421*	*6.421*
e) Pensions	624	*6.904*	*10.006*
C3. PROVISIONS FOR PENSIONS (included in heading 635/7)			
Increase (+); decrease (-)	635	*(1.898)*	*(9.303)*
D. AMOUNTS WRITTEN OFF (heading 631/4)			
1. Stocks and contracts in progress			
. recorded	9110	*614*	*541*
. written back (-)	9111	*( )*	*(4.172)*
2. Trade debtors			
. recorded	9112	*20*	*427*
. written back (-)	9113	*(15)*	*(112)*
E. PROVISIONS FOR RISKS AND CHARGES (heading 635/7)			
Additions	9115	*26.079*	*26.885*
Uses and write-back (-)	9116	*(33.530)*	*(45.408)*
F. OTHER OPERATING CHARGES (heading 640/8)			
Taxes related to operation	640	*9.203*	*10.675*
Other charges	641/8	*3.420*	*2.338*
G. HIRED TEMPORY STAFF AND PERSONS PLACED AT THE ENTERPRISE'S DISPOSAL			
1. Total number at the closing date	9096	*26*	*22*
2. Average number calculated as full-time equivalents (FTE)	9097	*39,3*	*30,7*
Number of actual worked hours	9098	*77.608*	*56.193*
Charges to the enterprise	617	*2.346*	*1.866*

XIII. FINANCIAL RESULTS

	Codes	Period	Previous period
A. OTHER FINANCIAL INCOME (heading 752/9)			
Amount of subsidies granted by public authorities, credited to income for the period:			
. capital subsidies	9125	*28*	*39*
. interest subsidies	9126		
Allocation of other financial income classified under this heading, if considerable			
exchange variances and differences		*11.890*	*94.395*
Sundry financial income		*2.889*	*4.450*
(continued on following pages)			
B. AMOUNTS WRITTEN OFF LOAN ISSUE EXPENSES AND REPAYMENT PREMIUMS	6501		
C. INTERESTS RECORDED AS ASSETS	6503		
D. VALUE ADJUSTMENTS TO CURRENT ASSETS (heading 651)			
Appropriations	6510	*12*	
Write-backs	6511	*(34)*	*(685)*
E. OTHER FINANCIAL CHARGES (heading 652/9)			
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653	*1.907*	*1.699*
PROVISIONS OF A FINANCIAL NATURE:			
Appropriations	6560		
Uses and write-backs	6561	( )	( )
Allocation of other charges included under this heading, if considerable.			
Exchange variances and differences		*7.590*	*94.235*
Sundry financial costs		*8.193*	*12.421*

XIV. EXTRAORDINARY RESULTS

	Codes	Period
A. Allocation OTHER EXTRAORDINARY INCOME (heading 764/9) **if considerable.**		
Profit on sales of shares 2006		*6*
B. Allocation OTHER EXTRAORDINARY CHARGES (heading 664/8) **if considerable.**		
Petty cash difference and false bank notes		*2*

XV. INCOME TAXES

	Codes	Period
A. ANALYSIS OF HEADING 670/3		
1. Income taxes of the current period	9134	*(127)*
a. Taxes and withholding taxes due or paid	9135	*161*
b. Excess of income tax prepayments and withholding taxes recorded under assets	9136	*(3.511)*
c. Estimated additional taxes (included in heading 450/3 of liabilities)	9137	*3.223*
2. Income taxes on previous periods	9138	
a. Taxes and withholding taxes due or paid	9139	
b. Estimated additional taxes (included in heading 450/3 of liabilities) estimated or provided for (included in heading 161 of liabilities)	9140	

Continuation of other financial incomes (heading 752/9) (C 16.)

	Period	Previous period
Financ.customers and int.for late payment	*5*	*14*

XV. INCOME TAXE (continued)

B. IN SO FAR AS INCOME TAXES OF THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES, as stated in the annual accounts **AND THE ESTIMATED TAXABLE PROFIT**, the main sources for such differences with special mention of timing differences.

	Period
Taxable provision and hidden reserves	*(1.774)*
Non deductible charges	*12.963*
Surplus values on shares and participations	*13.388*

C. AN INDICATION OF THE EFFECT OF EXTRAORDINARY RESULTS ON THE AMOUNT OF INCOME TAXES RELATING TO THE CURRENT PERIOD

D. STATUS OF DEFERRED TAXES

(to the extent that t is important for the purpose of assessing the financial position of the enterprise)

	Codes	Period
1. Deferred taxes representing assets	9141	*178.677*
- Accumulated tax losses deductible from future taxable profits	9142	*70.797*
Investment deductions		*10.707*
Taxable provisions and hidden reserves		*97.173*
2. Deferred taxes representing liabilities	9144	*153.554*
Taxfree reserves		*98.236*
Taxfree res. incorp. in the cap. and emis. prem.		*55.318*

XVI. THE TOTAL AMOUNT OF VALUE ADDED TAX AND TAXES BORNE BY THIRD PARTIES

	Codes	Period	Previous period
A. The total amount of value added tax charged:			
1. to the enterprise (deductible)	9145	*370.274*	*211.603*
2. by the enterprise	9146	*356.327*	*195.586*
B. Amounts retained on behalf of third parties for:			
1. payroll withholding taxes	9147	*41.955*	*44.525*
2. withholding taxes on investment income	9148	*7.060*	*7.173*

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET

	Codes	Period
Personal guarantees provided or irrevocably promised by the enterprise, as security for debts and commitments of third parties	9149	
Whereof:		
. Bills of exchange in circulation endorsed by the enterprise	9150	
. Bills of exchange in circulation drawn or guaranteed by the enterprise	9151	
. Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET (continued)

Real guarantees, given or irrevocably promised by the enterprise on its own assets	Codes	Period	
		As a security of debts and commitments	
		1. From the enterprise	**2. From third parties**
. Mortgages:			
.. book value of the immovable properties mortgaged	916		
.. amount of registration	917		
. Pledges on goodwill:			
.. amount of the registration	918		
. Pledges (including property reserce) of other assets:			
.. book value of assets so pledged	919		
. Guarantees on future assets:			
.. amount of assets concerned	920		

	Codes	Period
Goods and values, not disclosed in the balance sheet, held by third parties in their own name but at risk to and for the benefit of the enterprise:		
Substantial commitments to acquire fixed assets		
Substantial commitments to dispose fixed assets		
Forward transactions:		
. Goods purchased (to be received)	9213	***114.374***
. Goods sold (to be delivered)	9214	***250.604***
. Currencies purchased (to be received)	9215	***1.271.234***
. Currencies sold (to be delivered)	9216	***1.287.490***

Information relating to technical guarantees, in respect of sales or services

Information concerning important litigation and other commitments not mentioned above

Lease-out metals	*143.898.629*
Metals owned by parties for folling	*413.746.599*
Lease-in metals	*11.882.118*
Interest Swaps	*102.000.000*
Bankgarantees	*25.659.696*

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET (continued)

If there is a supplementary retirement or survivors' pension plan in favour of the personnel or the executives of the enterprise, a brief description of such plan and of the measures taken by the enterprise to cover the resulting charges.

	Code	Period
Pensions funded by the enterprise:		
. amount of its commitments resulting from past services	9220	

. methods of estimation

XVIII. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS:
see p. C 20.

XIX. FINANCIAL RELATIONSHIPS WITH

A. DIRECTORS AND MANAGERS
B. INDIVIDUALS OR BODIES CORPORATE WHO CONTROL THE ENTERPRISE WITHOUT BEING ASSOCIATED THEREWITH OR OTHER ENTERPRISES CONTROLLED BY THESE PERSONS
C. OTHER ENTERPRISES CONTROLLED BY THE SUB B. MENTIONED PERSONS WITHOUT BEING ASSOCIATED THEREWITH

	Codes	Period
1. Conditions on amounts receivable from these persons	9500	
2. Guarantees provided in their favour	9501	
3. Other significant commitments undertaken in their favour	9502	

Main conditions concerning the headings 9500, 9501 and 9502.

	Codes	Period
4. Amount of remuneration and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single of a single indentifiable person:		
- to the directors and managers	9503	*894*
- to the former directors and former managers	9504	

XX. DERIVATES NOT MEASURED AT FAIR VALUE

In this case an estimate of the fair value of financial derivates not measured at fair value with indication about the nature and the volume of the instruments.

	Amounts
The MTM of the derivative wich are taken in	*0*
equity in the consolidated accounts	*0*
Shows a loss on metal contracts of	*(8.032)*
Shows a profit on currency contracts of	*3.844*

XVIII. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Codes	1. AFFILIATED ENTERPRISES		2. ENTERPRISES LINKED BY PARTICIPATING INTERESTS	
		Period	Previous period	Period	Previous period
1. FINANCIAL FIXED ASSETS	925	*3.051.953*	*2.721.939*	*129*	*4.733*
Investments	926	*3.051.953*	*2.721.939*	*129*	*4.733*
Amounts receivable:					
subordinated	927				
others	928				
2. AMOUNTS RECEIVABLE	929	*254.586*	*264.547*		
After one year	930		*16.800*		
Within one year	931	*254.586*	*247.747*		
3. CURRENT INVESTMENTS	932				
Shares	933				
Amounts receivable	934				
4. AMOUNTS PAYABLE	935	*2.567.630*	*2.500.695*		
After one year	936	*1.208.000*	*1.330.000*		
Within one year	937	*1.359.630*	*1.170.695*		

	Codes	AFFILIATED ENTERPRISES	
		Period	Previous period
5. - **PERSONAL GUARANTEES** , provided or irrevocably promised by the tenterprise, as security for debts or commitments of affiliated enterprises	9381		
- **PERSONAL GUARANTEES** , provided or irrevocably promised by affiliated enterprises as security for debts or commitments of the enterprise	9391		
6. OTHER SUBSTANTIAL FINANCIAL COMMITMENTS	9401		
7. FINANCIAL RESULTS			
From financial fixed assets	9421	*161.964*	*73.115*
From current assets	9431	*5.493*	*4.573*
Other financial income	9441		
From interest and debts	9461	*104.648*	*86.821*
Other financial charges	9471		
8. GAINS AND LOSSES ON DISPOSAL OF FIXED ASSETS			
Obtained capital gains	9481	*1.401*	*40.722*
Obtained capital losses	9491		

INFORMATION RELATING TO CONSOLIDATED ACCOUNTS

A. **Information that must be provided by each company, that is subject to the provision of Company Law on the consolidated annual accounts of entreprises**

The enterprise

. has drawn up publiced a consolidated annual statement of accounts and a management report: yes / ~~no~~ [1]

. has not published a consolidated annual statement of accounts and a management report, since it is exempt for this obligation for the following reason:

a. The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art. 16 of Company Law : yes / no [1]

b. The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts, in which her yearly statement of accounts is included: yes / no [1]
If yes:
. Justification of the compliance with all conditions for exemption set out in art. 113 par. 2 and 3 of Company Law:

continued on next pages

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the company number of the parent company preparing and publishing the consolidated accounts required:

B. **Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary.**

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the company number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated annual accounts in which the annual accounts of the enterprise are included [2]:

continued on next pages

. If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained [2]:

---

1 Delete where no appropriate.

2 Where the accounts of the enterprise are consolidated at different levels, the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

4. SOCIAL REPORT

Numbers of joint industrial committees which are competent for the enterprise: *105* *224*

I. STATEMENT OF THE PERSONS EMPLOYED

A. EMPLOYEES RECORDED IN THE STAFF REGISTER

1. During the period and the previous period	Codes	1. Full-time (period)	2. Part-time (period)	3. Total (T) or total of full-time equivalents (FTE) (period)	4. Total (T) or total of full-time equivalents (FTE) (previous period)
Average number of employees	100	***2.962,4***	***405,3***	***3.262,2*** (FTE)	***3.317,5*** (FTE)
Number of hours actually worked	101	***4.661.745***	***454.354***	***5.116.099*** (T)	***5.655.540*** (T)
Personnel costs	102	***193.524***	***17.683***	***211.208*** (T)	***237.789*** (T)
Advantages in addition to wages	103	xxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxx	(T)	(T)

2. At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
a. Number of employees recorded in the personnel register	105	***2.433***	***286***	***2.642,9***
b. By nature of the employment contract				
Contract for an indefinite period	110	***2.327***	***264***	***2.524,8***
Contract for a definite period	111	***104***	***21***	***115,3***
Contract for the execution of a specifically assigned work	112			
Replacement contract	113	***2***	***1***	***2,8***
c. According to gender				
Male	120	***2.212***	***185***	***2.348,5***
Female	121	***221***	***101***	***294,4***
d. By professional category				
Management staff	130	***359***	***12***	***369,1***
Employees	134	***700***	***120***	***789,0***
Workers	132	***1.374***	***154***	***1.484,8***
Other	133			

B. HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE ENTERPRISE'S DISPOSAL

During the period	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
Average number of employees	150	***39,3***	
Number of hours actually worked	151	***77.608***	
Charges of the enterprise	152	***2.346***	

II. TABLE OF PERSONNEL CHANGES DURING THE PERIOD

A. ENTRIES

	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
a. Number of employees recorded on the personnel register during the financial year	205	*216*	*13*	*223,7*
b. By nature of the employment contract				
Contract for an indefinte period	210	*118*	*4*	*121,1*
Contract for a definite period	211	*98*	*9*	*102,6*
Contract for the execution of a specially assigned work	212			
Replacement contract	213			
c. According to the gender and by level of education				
Male: primary education	220	*7*	*2*	*8,4*
secondary education	221	*122*	*8*	*126,0*
higher education (non-university)	222	*27*	*1*	*27,8*
university education	223	*31*	*2*	*32,5*
Female: elementary education	230	*1*		*1,0*
secondary education	231	*1*		*1,0*
higher education (non-university)	232	*21*		*21,0*
university education	233	*6*		*6,0*

B. DEPARTURES

	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
a. The number of employees with a in the staff register listed date of termination of the contract during the period	305	*794*	*162*	*915,6*
b. By nature of the employment contract				
Contract for an indefinite period	310	*720*	*154*	*837,0*
Contract for a definite period	311	*74*	*8*	*78,6*
Contract for the execution of a specially assigned work	312			
Replacement contract	313			
c. According to the gender and by level of education				
Male: primary education	320	*42*	*17*	*54,8*
secondary education	321	*574*	*107*	*655,1*
higher education (non-university)	322	*78*	*6*	*82,8*
university education	323	*70*	*1*	*70,5*
Female: elementary education	330		*1*	*0,8*
secondary education	331	*1*	*3*	*2,8*
higher education (non-university)	332	*24*	*24*	*41,4*
university education	333	*5*	*3*	*7,4*
d. According to the reason for termination of the employment contract				
Retirement	340	*13*		*13,0*
Early retirement	341	*31*	*13*	*40,8*
Dismissal	342	*17*	*8*	*22,9*
Other reason	343	*733*	*141*	*838,9*
Of which: the number of persons who continue to render services to the enterprise at least half-time on a self-employed basis	350			

III. STATEMENT CONCERNING THE USE OF EMPLOYMENT PROMOTION MEASURES DURING THE FINANCIAL YEAR

EMPLOYMENT PROMOTION MEASURES	Codes	Number of employees involved		3. Financial advantage
		1. Number	2. In full-time equivalents	
1. Measures comprising a financial profit *				
1.1. Priority employment plan (in order to encourage the recruitment of job seekers belonging to high-risk groups)	414			
1.2. Half-time early retirement under col. Agreements	411			
1.3. Total career interruption	412			
1.4. Reduction in work duties (part-time career interruption)	413			
1.5. Social Maribel operation	415			
1.6. Structural reduction of the social security contributions	416	*3.599*	*3.493,8*	*5.760*
1.7. Professional transition praogramme	417			
1.8. Service jobs	418			
1.9. Employment-training agreements	503			
1.10. Apprenticeship contracts	504			
1.11. First job agreement	419	*20*	*17,5*	*31*
2. Other measures				
2.1. Youth training	502			
2.2. Successive employment contracts concluded for specific periods	505	*93*	*92,2*	
2.3. Early retirement under collective agreements	506			
2.4. Reduction of personal social security contributions to poorly paid employees	507	*51*	*51,0*	

Number of employees involved in one or more employment-promotion measures

	Codes	1. Number	2. In full-time equivalents
- total for current financial year	550	*3.763*	*3.654,5*
- total for the preceding period	560	*3.756*	*3.638,0*

IV. INFORMATION ON TRAINING PROVIDED TO EMPLOYEES DURING THE FINANCIAL YEAR

Total of initiatives of employees training at the expense of the employer	Codes	Male	Codes	Female
1. Number of employees involved	5801	*2.798*	5811	*340*
2. Number of actual training hours	5802	*71.692*	5812	*7.797*
3. Costs for the enterprise	5803	*5.379*	5813	*349*

V. INFORMATION ON THE TRAINING, GUIDANCE OR TUTORSHIP ACTIVITIES PROVIDED FOR UNDER THE LAW OF SEPTEMBER 5TH 2001 AIMING AT IMPROVING THE EMPLOYMENT RATE OF EMPLOYEES

Educational or tutorial activities	Codes	Male	Codes	Female
1. Number of employees practising these activities	5804		5814	
2. Number of hours spent on these activities	5805		5815	
3. Number of employees attending these activities	5806		5816	

* Financial advantage for the employer with regard to the entitled employee on their replacement

BTW	BE 401.574.852

RECEIVED

ANNUAL REPORT UMICORE S.A. – YEAR ENDED 31.12. 2006

Umicore S.A.
Broekstraat 31
1000 Brussels

Dear Sirs,

In accordance with legal and statutory obligations, we hereby report to you on the execution of our appointment for the year ended December 31st, 2006 and submit the annual accounts to your approval.

1. RESULT AND POSITION OF THE COMPANY

1.1. RESULT

For the past year 2006, the annual accounts of the company show a net profit after taxes of 59.328 KEUR versus a profit of 37.925 KEUR in the comparable period 2005. This means an increase of 21.403 KEUR, as detailed below:

Profit	31/12/2006	31/12/2005	Delta
Operating profit	3.104	-1.512	4.616
Financial result	52.821	-24.158	76.979
Result from ordinary activities	**55.925**	**-25.670**	**81.595**
Exceptional result	3.275	63.789	-60.514
Profit before taxes	**59.200**	**38.119**	**21.081**
Income taxes	128	-194	322
Net profit of the year	**59.328**	**37.925**	**21.403**

1.2. OPERATING RESULT BY ACTIVITY

The operating profit of 3.104 KEUR can be split per segment as follows:

Operating profit (in '000 EUR)	31/12/2006	31/12/2005	Delta
Precious Metals Services	93.028	41.601	51.427
Advanced Materials	14.471	26.405	-11.934
Zinc Specialties	-61.670	-24.306	-37.364
Umicore Corporate cost	-42.725	-45.212	2.487
Total	**3.104**	**-1.512**	**4.616**

1.3. ECONOMICAL CONTEXT AND KEY FIGURES BY ACTIVITY

1.3.1. PRECIOUS METALS SERVICES

Key figures (in '000 EUR)	31/12/2006	31/12/2005	Delta
☐ Turnover (metal sales, tolling, hedging & lease)	1.250.413	689.873	560.540
☐ Operating profit	93.028	41.601	51.427

The refining activities produced outstanding and exceptional results due to the confluence of excellent operating performance, favourable supply conditions and high metal prices.

The level of earnings for 2006 was somewhat exceptional due to the confluence of strong supply conditions and a buoyant metals price environment. The underlying supply condition, already healthy in 2005, continued to improve during 2006. Availability of by-products from non-ferrous and precious metals refineries around the world was at higher levels year-to-year. Supplies of electronic scrap rose steadily throughout the year. Supplies of spent automotive catalysts, as well as the feed of spent petrochemical catalysts increased.

The high levels of availability of most materials meant that commercial terms showed an improvement over those of 2005.

The prices of most precious and specialty metals remained at very high levels and helped the outstanding performance of the recycling business. The operating efficiency gains also contributed to the strong performance of the business.

1.3.2. ADVANCED MATERIALS

Key figures (in '000 EUR)	31/12/2006	31/12/2005	Delta
□ Turnover (metal sales, tolling, hedging & lease)	409.849	431.751	-21.902
□ Operating profit	14.471	26.405	-11.934

Ceramics & Chemicals margins were affected by the aggressive competition in all regions. Sales volumes of cobalt containing compounds were down year-to-year; annuals sales of nickel-containing compounds were flat.

The contribution of the cobalt refining activities was negatively impacted by the lower cobalt price and resulting reduction in refining margins.

Tool Materials experienced a difficult year. Sales to the hard metal sector were down year-to-year, despite increased activity in the main end-user sectors. Technological improvements in tool manufacturing allow the use of less cobalt. In diamond tools, the Asian market has seen the emergence of new players. In the European market, stone processing activity has been shifting to Eastern Europe, China and India, thereby limiting the available market for Western European tool manufacturers. In this context, there was a strong pressure on margins.

In Primary Batteries, demand in Europe fell year-on-year, while the American and Asian market remained strong. Production in Belgium decreased as the business switched its focus exclusively to higher quality products.

Sales volumes of germanium substrates were well above those of last year. Demand from the satellite industry remained strong. Germanium refining volumes increased, mainly as a result of the treatment of secondary materials. As the germanium price has increased so too has the incentive for customers to recycle their materials. The refinery in Olen offers the flexibility to choose the optimum mix of input materials.

1.3.3. ZINC SPECIALTIES

Key figures (in '000 EUR)	31/12/2006	31/12/2005	Delta
□ Turnover (metal sales, tolling, hedging & lease)	619.840	782.307	-162.467
□ Operating profit	-61.670	-24.306	-37.364

The analysis of the turnover of the segment Zinc Specialties is influenced by the carve out of the zinc smelting and alloying activity. In December 2006 Umicore and Zinifex announced the intention to combine their respective zinc smelting- and alloying assets in a joint-venture. As from July 1st, 2006 these activities were transferred to the company Umicore Zinc Alloys Belgium. The turnover of Umicore SA therefore includes for the zinc specialties only the turnover of the first six months of the accounting year.
Umicore SA's received zinc price in 2006 was approximately 1.160 EUR per tonne. The zinc hedge, entered into in previous years, significantly limited the earnings potential of the Zinc Alloys business.

1.4. FINANCIAL RESULT

The income from dividends increased from 73.287KEUR in 2005 to 162.917 KEUR for this year, or an increase of 89.630 KEUR. The most important dividends were received from Umicore Holding Germany, Umicore Finance Luxemburg and Umicore Financial Services.

Interest charges were 21.157 KEUR higher than last year. The increased interest charges reflect the higher level of financial debt and somewhat higher average interest rates.

1.5. EXCEPTIONAL RESULT

The exceptional income of 15.379 KEUR includes the surplus values realised on the sale of financial assets (Traxys; Adastra) and income generated from additional gold-price-related settlements linked to the sale of the gold mining concession in Guinea by Umicore in 1992.

The exceptional expenses of 12.104 KEUR relate to losses on sales of financial assets and dotations of environmental provisions for different sites within Belgium.

1.6. ALLOCATION OF THE RESULT

Taking into account profits carried forward for an amount of 102.645 KEUR, the profit to be allocated amounts to 161.973 KEUR.
Umicore's Board of Directors will propose to the shareholders a gross dividend of 2.10 EUR per share at the Ordinary General Meeting

1.7. MOVEMENTS OF THE CAPITAL

The issued capital and share premium account were increased respectively with 3.544 KEUR and 3.404 KEUR.

Movement of the capital:

Statement of capital	KEUR
Balance per 01/01/2006	459.679
Capital increases:	
- 21/04/2006	3.127
- 08/12/2006	416
Balance per 31/12/2006	**463.223**

1.8. OWN SHARES

In the context of the exercise of stock option plans, started in 1999, Umicore bought back part of its own shares. The balance of the own shares owned by Umicore at 31.12.2006 is detailed below.

Own shares	Number	KEUR
Balance per 01/01/2006	531.097	23.757
Exercises from 01/06 to 12/06	-110.275	-5.006
Purchases from 01/06 to 12/06	140.030	14.669
Balance per 31/12/2006	560.852	33.420

1.9. INVESTMENTS IN FIXED ASSETS

Investments in fixed assets were recorded for a total amount of 59.655 KEUR. The main investments relate to:

In 2006 an amount of 22.126 KEUR was invested in the plant in Hoboken. Considerable investments were made in order to modernise the Precious Metals Concentrates (PINT). The ISD Development Project Stocks was finalised, which allows an improved follow-up of inventories. The department Precious Metals Refining was renewed. Finally the investment in the capacity increase of the sulphur department continued.

The main investments in the plant in Olen concern the metals removal and unload areas, in order to comply with VLAREM legislation.

In Angleur investments in 2006 were continuing, consequently to the soil remediation plans started in 2004: investments were made in new access roads, security of the property and a new drainage network with separate collection of rainwater.

The total amount of investments also includes fixed assets for a total amount of 16.113 KEUR as a result of the merger of Umicore Immo.

The investments realised in the plants in Overpelt and Balen during the first half of the year were transferred to Umicore Zinc Alloys Belgium. The impact of the carve out of the zinc activities on Umicore SA's balance sheet is detailed under pt. 8.

1.10. FINANCIAL ASSETS

The financial assets increased from 2.735.752 KEUR in 2005 to 3.069.431 KEUR in 2006, or a change of 333.678 KEUR. The additions amounted to 376.345 KEUR, while participations were sold or transferred for a total amount of 42.806 KEUR.

The most important change concerns the participation in Umicore Zink Alloys Belgium for an amount of 206.518 KEUR. Furthermore the capital of Umicore Finance Antwerp was increased, of which an amount of 99.950 KEUR was for the account of Umicore SA. The participation in Umicore Financial Services was increased with 24.700 KEUR, consequently to the merger of Umicore Immo (cfr. pt.8). Umicore SA made an investment in the Korean Duksan, valued at 12.428 KEUR.

Umicore SA owned a participation in Sibekalux for a total amount of 24.494 KEUR. During 2006 Sibekalux was merged with Umicore Finance Luxembourg. The value of the participation in Umicore Finance Luxembourg was increased accordingly.
Umicore SA sold its participations in Adastra and Traxys. The investment in Ganzhou Yi Hao Umicore was transferred to Umicore Finance Luxembourg.

1.11. ENVIRONMENT

Significant steps were taken during 2006 towards fulfilling the company's commitments to remediate historical pollution around its site in Belgium. The provisions accounted for in this respect, are followed up and if necessary adjusted (see also exceptional results, pt. 1.5).

For a more detailed analysis on objectives and main realizations we refer to the annual report on the consolidated group accounts.

1.12. PERSONNEL

The changes in the number of personnel employed, as presented in the social balance, are mainly explained by the carve out of the zinc activities.

2. SUBSEQUENT EVENTS

In December 2006 Umicore and Zinifex announced the intention to combine their respective zinc smelting and alloying assets in a joint venture. At the end of February the European Commission has unconditionally cleared the intended combination. In 2007 the due diligence process will be completed in view of signing a binding 'Business Combination and Sales Agreement' by the end of the first quarter of 2007. Subject to required presentation to the works councils in Europe and the receipt of necessary regulatory and shareholder approvals, the new venture is targeted to come into existence in the third quarter of calendar year 2007. Subsequent to the formation of the joint venture, one has the intention to undertake an initial public offering of shares in the new enterprise at an appropriate time.

3. DEVELOPMENT OF THE COMPANY.

The Board of Directors reports that during the accounting year there were no circumstances that considerably influenced the development of the company.

4. RESEARCH AND DEVELOPMENT

The strategy and policy on research and development are determined at group level. For a more detailed analysis of the research and development activities we refer to the annual report on the consolidated group accounts.

5. BRANCHES

The company has no branches.

6. CONTINUITY

The company has no losses carried forward. Article 96.6° is not applicable.

7. RISK MANAGEMENT, INCERTAINTIES AND FINANCIAL INSTRUMENTS

The objectives and management approach on risk management, uncertainties and financial instruments are valid for the group. These policies are explained in the annual report on the consolidated accounts.

8. IMPORTANT EVENTS

8.1. Carve out of the zinc activities

The zinc activities were transferred as per 01.07.2006 to the company Umicore Zinc Alloys Belgium. The impact on the assets and liabilities of Umicore SA can be summarised as follows:

ASSETS	KEUR
- Intangible assets	826
- Fixed assets	58.054
- Financial assets	41
- Amounts receivable > 1 year	29
- Inventories	91.178
- Amounts receivable < 1 year	233.100
- Cash and cash equivalents	129.462
- Deferred charges	14.217
TOTAL ASSETS:	**526.907**
LIABILITIES	**KEUR**
- Provisions for liabilities and charges	27.895
- Amounts payable < 1 year	281.582
- Accrued charges	10.963
TOTAL LIABILITIES:	**320.440**

EQUITY	**206.467**

8.2. Merger UMICORE IMMO

The merger of Umicore Immo was accomplished at 01.01.2006. The assets and liabilities of the company were impacted as detailed below:

UMICORE IMMO

ASSETS	KEUR
- Fixed assets	10.312
- Financial assets	24.700
- Amounts receivable < 1 year	725
- Cash and cash equivalents	18
TOTAL ASSETS	**35.756**
LIABILITIES	**KEUR**
- Amounts payable > 1 year	34.800
- Accrued charges	34
TOTAL LIABILITIES	**34.834**
EQUITY	**922**

9. CONFLICT OF INTEREST
Companies' code – article 523

9.1. ISOP 2007

On February 14, 2007, prior to the Board discussing the implementation of incentive stock option plans ISOP 2007, Thomas Leysen declared that he had a direct material interest in these matters insofar as he would be a beneficiary of this stock option plan. In accordance with article 523 of the Companies Code, Thomas Leysen was not present during the Board's discussions concerning these decisions and did not take part in the voting. The decision taken by the Board of Directors concerns the issuance of a maximum of 151.300 purchase rights. This decision will have the following effects on the company's net worth: either, to the extent that the company were to decide to retain the shares it holds today, the financing and opportunity cost of maintaining such shares in its portfolio until the options' exercise date or, to the extent that the company were to decide to sell such shares at a later date, the difference and the market values of the shares that Umicore would have to buy at that date.

10. STATUTORY AUDITOR

The world-wide audit remuneration for the statutory auditor totalled 2.939 KEUR, including an amount of 587 KEUR for the statutory audit of the parent company.

During 2006 the company also requested the Group auditor to provide assistance and advice on various matters in addition to the statutory audit mission. The fees paid to the statutory auditor amounted to 262 KEUR for audit related services and 711 KEUR for non-audit related services (including 187 KEUR for tax-related work and 250 KEUR for due diligence work).

BTW	BE 401.574.852

11. DISCHARGE

In accordance with legal and statutory requirements, we hereby request to discharge the Directors and statutory auditor for the execution of their appointment for the accounting year 2006.

Brussels, March 19, 2007.

Thomas Leysen
Chief Executive Officer

Karel Vinck
Chairman


END